GANNETT

Annual
Report
2024

# About Gannett

Gannett Co., Inc. ("Gannett", "we", "us", "our", or the "Company") is a diversified media company with expansive reach at the national and local level dedicated to empowering and enriching communities. We seek to inspire, inform, and connect audiences as a sustainable, growth focused media and digital marketing solutions company. We prioritize a digital-first strategy, focusing on audience growth and engagement while diversifying revenue streams.



**~193 million**
monthly unique visitors, on average[1]

**~85%**
of our daily media brands domestically have been published for more than **100 years**

**96**
Pulitzer Prizes won since 1918

A reach of **1 in 2 adults** in the U.S. through our USA TODAY NETWORK[2]

**2.0+ million**
digital-only paid subscriptions

**14+ thousand**
total DMS core platform average customer count

Total Digital Revenues of
**$1.1 billion**
or 44% of total revenues

Through our trusted brands, including the USA TODAY NETWORK, comprised of the national publication, USA TODAY, and local media organizations, including our network of local properties, in the United States, and Newsquest, a wholly-owned subsidiary operating in the United Kingdom, we provide essential journalism, local content, and digital experiences to audiences and businesses. We deliver high-quality, trusted content with a commitment to balanced, unbiased journalism, where and when consumers want to engage. Our digital marketing solutions brand, LocaliQ, supports small and medium-sized businesses with innovative digital marketing products and solutions. Our mission remains to inspire, inform, and connect communities while driving sustainable growth for our customers, advertisers, partners, and shareholders.

(1) 193 million average monthly unique visitors in 2024 with approximately 140 million average monthly unique visitors coming from our U.S. media network, which includes USA TODAY (based on 2024 Comscore Media Metrix®) and approximately 53 million average monthly unique visitors in 2024 coming from our U.K. digital properties (based on Adobe Analytics).

(2) Based on 2024 Comscore Inc., US Multi-Platform, Desktop 2+ and Total Mobile 18+, December 2023-December 2024.

# Letter to Stockholders

Dear Stockholders,

As a diversified media enterprise with expansive reach at the national and local level, our mission is to empower and enrich communities. Gannett achieves this by inspiring, informing and connecting audiences as a sustainable, growth-focused media and digital marketing solutions company. We endeavor to deliver high-quality, trusted and relevant content with a deep commitment to factual, unbiased journalism. We seek to drive audience growth and loyalty, where and when consumers want to engage, while diversifying revenue streams. We have created a powerful network of news organizations that positions us well to ensure and preserve the future of local journalism. We will continue to connect people to content that matters and connect business to the customers they want to reach.

2024 represented an important year of progress for Gannett. We executed against our strategy to advance our digital transformation, resulting in total digital revenues of $1.1 billion and accounting for 44% of total revenues. We also expanded our digital audience, improved engagement, grew the monetization of our audience, and significantly improved many of our financial results over the prior year. Importantly, we believe our highly engaged audience is a powerful leading indicator of the potential revenue opportunities we are poised to unlock.

The Company has prioritized growing total digital revenues through a diverse portfolio of meaningful digital revenue streams and employing a holistic monetization strategy that maximizes revenue opportunities across the spectrum and tailors such opportunities based on individual consumer habits. Likewise, our digital marketing solutions ("DMS") business is focused on optimizing and expanding our core digital marketing services products and solutions while enhancing our portfolio with an Artificial Intelligence ("AI") powered software solution.

We intend to create stockholder value through a variety of methods, including organic growth driven by our consumer and business-to-business strategies, as well as paying down debt to strengthen our capital structure.

## The three key operating pillars of our strategy include:

1. Expand reach and engagement with our customer segments
2. Diversify digital revenues
3. Strengthen our capital structure

## Operational Highlights:

Our commitment to a diversified digital strategy is expected to provide a foundation for sustainable growth. In 2024, we successfully built one of the largest digital audiences in the U.S. media sector, both locally and nationally, with 193 million[1] average monthly unique visitors coming to our platform. We also improved our engagement with that audience evidenced by 12 consecutive months of at least 1 billion pageviews across the USA TODAY Network of more than 200 publications across the nation. We believe our heightened focus on monetizing the full spectrum of our audience through personalized experiences and multiple revenue streams has driven significant wins across our digital business.

---

(1) 193 million average monthly unique visitors in 2024 with approximately 140 million average monthly unique visitors coming from our U.S. media network, which includes USA TODAY (based on 2024 Comscore Media Metrix®) and approximately 53 million average monthly unique visitors resulting from our U.K. digital properties (based on Adobe Analytics).

# Letter to Stockholders

In 2024, our digital-only subscription business continued to perform well with growth observed across our key metrics. We achieved double-digit growth in digital-only subscription revenue and digital-only average revenue per user compared to the prior year, while also driving growth in digital-only paid subscriptions both sequentially and year-over-year. We believe there is significant upside in this digital category though pricing optimization, leveraging our full product portfolio, and leaning in on local growth. Equally noteworthy, our focus on audience expansion and increased engagement resulted in four consecutive quarters of year-over-year growth in digital advertising. We also broadened our efforts to strategically monetize the vast array of content already produced on our platform. This included syndication across various vendors, leveraging our existing partnership portfolio, implementing AI-driven platforms, and building a more robust e-commerce business. With our audience at scale, the next phase of our transformation prioritizes driving higher engagement and increasing the monetization of our digital audience. We believe there is significant potential to grow our total digital revenues by further personalizing the consumer journey through strategic tools and tactics along with increasing the engagement, loyalty and monetization of those consumers that come to our platform. This is expected to unlock greater revenue opportunities through digital advertising, digital-only paid subscriptions, and e-commerce.

We believe our DMS platform provides a similar strategic opportunity for long term growth and increasing monetization. At the core of our plan is our commitment to delivering the best possible experience and return for our advertisers. Key priorities for 2025 include enhancing lead generation efficiency and effectiveness through our core product suite, streamlining the conversion process, and optimizing our core offerings with new features and functionalities, including scaling Customer Center powered by Dash®, an AI-powered platform. We believe these efforts will position us well to become an indispensable digital partner and drive sustainable growth in our DMS business in 2025.

The foundation for stability, and the fuel for investment in digital growth, is enabled through the continued optimization of our traditional print businesses. Our 2024 results in print subscription revenue continued to showcase promising improvements driven by the actions we have implemented to enhance the subscriber experience.

At Gannett, our employees are our greatest asset. The foundation of our business is the people and employees who make our day-to-day operations possible. Fostering a broad range of experiences, opinions and perspectives are core to our shared values and form the critical pillars of how we deliver value to our customers and communities. Gannett is a proud Gold recipient of Mental Health America's Bell Seal for Workplace Mental Health, awarded for our commitment to employee mental health and well-being. As a leading media organization, our longstanding corporate social responsibility position is driven by our deep commitment to our people and the communities where we live and operate.

## Debt Paydown:

As we continued to stabilize our business and build the foundation for sustainable revenue growth, we also created a more balanced capital structure. In 2024, we successfully completed a comprehensive debt refinancing that simplified our capital structure, extended our debt runway, and reduced potential future share dilution. We believe our ability to successfully refinance our debt reflects the strength of our long-term strategy and the progress we have made executing against our plans. In 2025, we expect continued progress towards reducing our leverage, both through anticipated growth in Adjusted EBITDA as well as expected debt paydown of at least $100 million.

# Letter to Stockholders

## 2025 and Beyond:

We believe our progress and results in 2024 reflect the sustained momentum across our business, further validate our strategic plan and represent just the beginning of the value we expect to capture over time. We have consistently demonstrated the ability to grow our audience, increase digital revenues, and strategically modulate our cost structure to positively impact Adjusted EBITDA and free cash flow. As we look ahead to 2025, we expect to build on our momentum and drive further improvement across our key financial metrics. We believe we are well-positioned to realize total revenue growth during 2025, growth in both total digital revenues and Adjusted EBITDA, significant free cash flow generation, and meaningful debt reduction. We are excited about our operational and financial plans for 2025, as well as the opportunity to create meaningful value for both our stockholders as well as the communities that we serve.

**Sincerely,**

**Michael E. Reed**
Chairman and Chief Executive Officer
*April 1, 2025*

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-36097

## GANNETT CO., INC.
(Exact name of registrant as specified in its charter)

| **Delaware** | **38-3910250** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| **175 Sully's Trail, Suite 203,    Pittsford,    New York** | **14534-4560** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(703) 854-6000**

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Trading Symbol | Name of Each Exchange on Which Registered |
|---|---|---|
| Common Stock, par value $0.01 per share | GCI | The New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☒    No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

| Large accelerated filer ☐ | Accelerated filer ☒ | Non-accelerated filer ☐ | Smaller reporting company ☐ |
|---|---|---|---|
| | | | Emerging growth company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.         ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).                  Yes ☐    No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant based on the closing sales price of the registrant's Common Stock as reported on The New York Stock Exchange on June 30, 2024 was approximately $648.5 million. The registrant has no non-voting common equity.

As of February 14, 2025, 147,369,070 shares of the registrant's Common Stock were outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Certain information in the definitive proxy statement for the registrant's Annual Meeting of Stockholders for 2025, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2024, is incorporated by reference in Part III to the extent described therein.

# INDEX TO GANNETT CO., INC.
## 2024 FORM 10-K

**CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS**

This Annual Report on Form 10-K, including "Item 1 — Business," "Item 1A — Risk Factors" and "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect our current views regarding, among other things, our future or ongoing growth, results of operations, performance, business prospects and opportunities, stock repurchases, our expectations, in terms of both amount and timing, with respect to debt repayment and our capital structure, our foundation, and our environmental, social and governance goals, and are not statements of historical fact. Words such as "anticipate(s)," "expect(s)," "intend(s)," "plan(s)," "focus(ed)," "goal," "project," "opportunity," "believe(s)," "will," "aim," "strive(s)," "commit," "would," "could," "can," "may," "seek(s)," "estimate(s)" and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on management's current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties, and other factors that could lead to actual results materially different from those described in the forward-looking statements. We can give no assurance our expectations will be attained. Our actual results, liquidity, and financial condition may differ materially from the anticipated results, liquidity, and financial condition indicated in the forward-looking statements. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause our actual results to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others, the risks identified by us under the heading "Risk Factors" in Item 1A of this report, as well as other risks and factors identified from time to time in our other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. New risk factors emerge from time to time, and it is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except to the extent required by law, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions, or circumstances on which any statement is based.

ITEM 1. BUSINESS

## Overview

Gannett Co., Inc. ("Gannett", "we", "us", "our", or the "Company") is a diversified media company with expansive reach at the national and local level dedicated to empowering and enriching communities. We seek to inspire, inform, and connect audiences as a sustainable, growth focused media and digital marketing solutions company. Through our trusted brands, including the USA TODAY NETWORK, comprised of the national publication, USA TODAY, and local media organizations, including our network of local properties, in the United States (the "U.S."), and Newsquest, a wholly-owned subsidiary operating in the United Kingdom (the "U.K."), we provide essential journalism, local content, and digital experiences to audiences and businesses. We deliver high-quality, trusted content with a commitment to balanced, unbiased journalism, where and when consumers want to engage. We prioritize a digital-first strategy, focusing on audience growth and engagement while diversifying revenue streams. Our digital marketing solutions brand, LocaliQ, supports small and medium-sized businesses ("SMBs") with innovative digital marketing products and solutions. Our mission remains to inspire, inform, and connect communities while driving sustainable growth for our customers, advertisers, partners, and shareholders.

We report in three segments: Domestic Gannett Media, Newsquest and Digital Marketing Solutions ("DMS"). We also have a Corporate and other category that includes activities not directly attributable to a specific reportable segment and includes broad corporate functions, such as legal, human resources, accounting, analytics, finance, marketing and technology, as well as other general business costs. A full description of our reportable segments is included in Note 14 — Segment reporting in the notes to the Consolidated financial statements.

We have prioritized growing digital revenues by expanding our reach and engagement with customers across markets and diversifying digital revenues through meaningful monetization streams. In 2024, total digital revenues, which includes Digital advertising revenues, Digital marketing services revenues, Digital-only subscription revenues, and Other Digital revenues, including digital content syndication, affiliate and content partnerships, and licensing revenues, grew to $1.1 billion, or 44% of our total revenues. As of December 31, 2024, we had approximately two million paid digital-only subscriptions, which outnumbered our print subscriptions. Our U.S. media network, which includes USA TODAY and our domestic network of local properties, averaged approximately 140 million[a] unique visitors monthly during 2024 to our digital platforms. In the U.K., Newsquest is a publishing and digital leader with a network of websites that averaged approximately 53 million[b] unique visitors monthly during 2024. In total, we averaged 193 million[a][b] unique visitors across both the Domestic Gannett Media and Newsquest segments during 2024.

We believe that a number of factors and industry trends have, and will continue to, present risks and challenges to our business. For a detailed discussion of certain factors that could materially affect our business, results of operations and financial condition, see "Item 1A — Risk Factors."

## Strategy

We are committed to inspiring, informing and connecting audiences as a sustainable, growth-focused media and digital marketing solutions company. Our strategy is rooted in three operating pillars: (i) expanding our reach and engagement, (ii) diversifying our digital revenues, and (iii) strengthening our capital structure, all supported by what we believe is a stable and increasingly agile foundation which we continue to optimize as the business and industry evolves. We believe our strategy will allow us to continue our evolution to a sustainable, growth-focused media and digital marketing solutions company.

### *Foundation for ongoing growth*

We continue to optimize and improve our infrastructure – through ongoing systems consolidations and migrations, improving process workflows, leveraging evolving technology, and ensuring we have the synergy across the organization expected to deliver the stabilization required to fuel our plan into the future. We also continue to invest in our people and in the skills needed to support our future aims and to retain our talent by remaining an attractive place to work.

### *Three operating pillars*

*Expand reach and engagement with our customer segments*

We believe that a key to our ongoing growth is expanding our base – including clients in our DMS segment and audience in our Domestic Gannett Media and Newsquest segments – and optimizing our revenue streams across this growing base.

As of December 31, 2024, we have built one of the largest digital audiences in the U.S. media sector, both locally and nationally. For both the Domestic Gannett Media and Newsquest segments, we seek to continue to strengthen the connection with our audience by providing relevant content and expanded offerings that resonate with our readers. We believe a scaled, engaged audience is the catalyst for creating diversified, predictable, and repeatable digital revenues.

In our DMS segment, we seek to enhance our customer acquisition efforts by targeting client profiles and broadening our product portfolio. By capitalizing on our domain expertise, we aim to grow our addressable market and provide comprehensive solutions that meet the evolving needs of our clients.

*Diversify digital revenues*

We expect to continue to expand the ways that we grow digital revenues through creating a diverse portfolio of meaningful digital revenue streams and employing a holistic monetization strategy that maximizes revenue opportunities across the spectrum and tailors such opportunities based on individual consumer habits.

Our strategy aims to allow us to more fully monetize the numerous visitors to our digital platforms, approximately 193 million[a][b] unique monthly visitors during 2024, capitalizing on every interaction. Each interaction is an opportunity to present a digital advertising offering, a digital-only subscription, an e-commerce opportunity, or to reach consumers more broadly who access our content via our paid syndication partners. By optimizing our interactions with readers, we aim to fully leverage our digital portfolio of products and maximize the overall revenue opportunity while providing each consumer with a meaningful experience.

Likewise, our digital marketing solutions business is focused on optimizing and expanding our core digital marketing services products and solutions while enhancing our portfolio with an Artificial Intelligence ("AI") powered software solution, which we expect to increase our addressable market, improve retention, and increase Core platform revenues. Refer to "Key Performance Indicators" below for further discussion of Core platform revenues.

*Strengthen our capital structure*

We remain focused on reducing debt, generating consistent cash flow, and creating flexibility to reinvest in growth initiatives. We believe this disciplined approach supports our ability to innovate and adapt while ensuring long-term financial health.

**Domestic Gannett Media Segment**

Our Domestic Gannett Media segment is comprised of USA TODAY, daily and weekly content brands in approximately 220 local U.S. markets across 43 states and our community events business, USA TODAY NETWORK Ventures. As of December 31, 2024, we operated over 330 digital news and media brands across our portfolio.

Our core offerings include:
• Digital: digital-only subscriptions for local brands, USA TODAY, sports, and games. Subscribers also receive E-Newspapers, offering digital replicas of print editions with additional features, such as article sharing and access to archived editions; and
• Print: home delivery offered on a subscription basis ("home delivery"), single copy, and non-daily publications (i.e., shoppers and niche publications).

We aim to engage more than 130 million monthly digital and print consumers through evolving digital strategies, and optimizing product types to balance consumer and advertiser needs. The number of products within each publication type shifts regularly as we identify opportunities to best serve consumer and advertiser needs.

Approximately 85% of our daily media brands domestically have been published for more than 100 years. We believe the longevity of our publications demonstrates the value and relevance of the local information we provide and has created a strong foundation of reader loyalty and a highly-recognized media brand name in each community we serve. Our trusted brands, which includes USA TODAY, are powered by an integrated and award-winning news organization, which as of December 31, 2024, comprised of approximately 3,100 journalists with deep roots in approximately 220 local communities.

The scale of our consumer audience across the Domestic Gannett Media segment, combined with a full funnel suite of products, makes us an attractive marketing partner to various local and national businesses trying to reach consumers. We reach 1 in 2 adults[a] in the U.S., led by USA TODAY and amplified by local media brands within the USA TODAY NETWORK. We are the leading news media publisher in the U.S. in terms of circulation and have the largest digital audience in the News and Information category, excluding news aggregators, based on the December 2024 Comscore Media Metrix® Desktop + Mobile. Per those metrics, our content reaches more people digitally than Fox News Media, CNN Network, New York Times Digital, or WashingtonPost.com[a].

During 2024, our U.S. media network, which includes USA TODAY and our network of local properties, had a total digital audience of approximately 140 million[a] monthly unique visitors, on average. In addition, during 2024, the combined average daily print readership was approximately 2.6 million on Sunday and 2.3 million daily Monday through Saturday, primarily driven by our domestic local property network and to a lesser extent, USA TODAY.

### Domestic Gannett Media segment revenues

The Domestic Gannett Media segment primarily generates revenue through subscriptions to our print and digital products, advertising augmented by full funnel solutions including digital marketing services, and, to a lesser extent, commercial printing and distribution. The Domestic Gannett Media segment is focused on monetizing its digital audience, through multiple digital revenue touchpoints, such as digital subscriptions, digital content syndication, affiliate and content partnerships, digital advertising leveraging both first and third-party data, and new product offerings. We are focused on growing digital revenues through a balanced, multi-point monetization strategy while maintaining a robust print base with subscription models and innovative delivery methods, such as same day mail.

Our advertising teams employ a multi-product, platform, and location approach to advertising sales. With local market teams, national and centralized sales, and self-service options, we aim to maximize the scale of our network. We offer a comprehensive portfolio of print and digital advertising, including digital marketing services, tailored to meet the unique needs of advertisers, from small local businesses to complex national brands. As advertisers navigate the challenges of managing media budgets and reaching shifting audiences, we provide trusted expertise, access to wide ranging audiences, a nationally scaled sales force, and targeted, integrated solutions. Our broad portfolio positions us to influence attitudes and behavior at every stage of the purchase path.

### Digital revenues

Digital revenues at the Domestic Gannett Media segment were $692.7 million in 2024 compared to $641.7 million in 2023, which represented 36% of total Domestic Gannett Media segment revenues in 2024, up from 31% in 2023.

We track our Digital revenues in four main categories: digital advertising, digital marketing services, digital-only subscription and digital other. Below are descriptions of these categories:

- Digital advertising offerings include direct sold display advertising and programmatic advertising that leverages both first and third-party data delivered on either our digital products or off-platform as well as classified advertisements such as auto, employment, real estate, legal, and obituary notifications, which may leverage third-party providers.
- Digital marketing services represent our integrated, proprietary marketing platform that helps local businesses build their online presence through high conversion websites, drives awareness and leads through products such as search engine marketing, manages and nurtures leads through our marketing automation platform, and measures which activities are most effective. Our digital marketing services utilize digital inventory across a number of third-party websites.
- Digital-only subscription offerings reflect the digital distribution of our publications.
- Digital other revenues are mainly derived from digital content syndication, affiliate and content partnerships and licensing revenues.

Growing total digital revenues remains one of our top priorities, including a focus on growing paid digital-only subscription revenues. We have focused our efforts on maximizing the total digital revenue of each unique visitor, employing a holistic approach to monetization. As of December 31, 2024, our targeted subscription acquisition efforts resulted in approximately 2.0 million paid digital-only subscriptions. We are focused on acquiring highly engaged, long-term, profitable subscribers, as well as extending the subscribers lifetime value. As a result of this strategy, in 2024 we increased Digital-only average revenue per user ("Digital-only ARPU") by 21.2% compared to 2023. Refer to "Key Performance Indicators" in Management's Discussion and Analysis of Financial Condition and Results of Operations" below for further discussion of Digital-only ARPU.

*Print and commercial revenues*

Print and commercial revenues at the Domestic Gannett Media segment were $1.2 billion in 2024, compared to $1.5 billion in 2023, which represented 64% of total Domestic Gannett Media segment revenues in 2024, down from 69% in 2023, making it our single largest revenue category in 2024.

We track our Print and commercial revenues in three primary categories: print advertising, print circulation, and commercial and other. Below are descriptions of the categories:

• Print advertising is mainly derived from local and national advertising runs in our print products, such as our daily or non-daily publications, and are either display advertising or preprinted inserts.
• Print circulation reflects the sale of both home delivery and single copy sales of our publications.
• Commercial and other reflects revenues generated from commercial printing and distribution arrangements, and revenues from our events business.

Our all access content subscription model in our local markets includes a home delivered print product along with access to our content via multiple digital platforms, with subscription prices varying by market, frequency, and product, among other variables. As of December 31, 2024, we had approximately 1.0 million print subscribers.

In the U.S. local markets, print circulation revenue is largely subscription based, with approximately 85% of print circulation revenues derived from home delivery subscriptions in 2024. In addition to the subscription model in our U.S. local markets, single-copy print editions continue to be sold at retail outlets and accounted for approximately 9% of daily and 14% of Sunday net paid circulation volume in 2024. Approximately 44% of the net paid circulation volumes of USA TODAY in 2024 was generated by single-copy sales at retail outlets, vending machines, or hotels that provide copies to their guests. Net paid circulation volumes of USA TODAY also include home and office delivery, mail, educational, and other sales.

### Events

USA TODAY NETWORK Ventures, our events and promotions business, diversifies the Company's media offerings by connecting communities through impactful experiences. In 2024, USA TODAY NETWORK Ventures hosted a variety of in-person and virtual events, attracting over 430 thousand attendees. Our portfolio includes home and garden shows, food and wine festivals, high school sports recognition programs, including the USA TODAY High School Sports Awards, and major events such as the Hot Chocolate 15K/5K, RAGBRAI, and Detroit Free Press Marathon.

USA TODAY NETWORK Ventures revenues are generated primarily through sponsorship sales, race registrations, and ticket sales, which are reported in other revenues, and print and digital advertising and marketing revenues.

### Production and Distribution

As of December 31, 2024, Gannett Publishing Services ("GPS") owned and/or operated 16 production facilities. By clustering our production resources, utilizing excess capacity for commercial work, or outsourcing where cost-beneficial, we seek to reduce the operating costs of our publications while enhancing the quality of our small and mid-size market publications.

GPS leverages existing assets, including employee expertise, equipment, and distribution networks, to produce print products for Gannett and third-party customers. We aim to continue to optimize our geographic footprint to efficiently produce and transport printed products, with daily newspaper distribution generally outsourced to independent third-party distributors. We continuously explore lower-cost delivery options.

We continue to refine our production and distribution methods. In 2024, we converted 55 publications to same-day mail delivery via the U.S. Postal Service in certain markets where it is viable from a customer and financial perspective. Our goal is to reliably deliver to the consumer, and in some cases, at lower costs, as well as eliminate unprofitable distribution routes where possible. We intend to continue to explore mail delivery in 2025.

### Competition

Our Domestic Gannett Media operations and affiliated digital platforms compete with other media and digital companies for advertising and marketing spend. Additionally, we compete for circulation and readership against other news and information outlets and amateur content creators, some of which offer their content free of charge. Each of our publications compete for advertising revenues to varying degrees with traditional media outlets such as direct mail, yellow pages, radio, outdoor advertising, broadcast and cable television, magazines, local, regional and national newspapers, shoppers, and other print and online media sources. We also increasingly compete with technology and social media companies, as well as advertising networks and other programmatic buying channels for advertising revenues.

Development of opportunities in, and competition from, digital and social media platforms, including websites, mobile applications, social products, and AI continues to increase. There is very little barrier to entry and often limited capital requirements for new companies to enter the market with competitive digital products. Additionally, there are times when we are not, or in the future we may not be, compensated for the use of our original content by third-party digital products and social platforms, including AI-driven platforms.

We expect the Domestic Gannett Media segment to continue to protect its audience market share and to expand its audience reach in the digital media industry through a focus on high quality content and journalism, internal audience development efforts, content distribution programs, acquisitions, and partnerships. Additionally, we expect the Domestic Gannett Media segment to continue to improve its suite of advertising and marketing services products through both internal development and partnerships.

### *Joint Operating Agreement*

Our Domestic Gannett Media subsidiary in Detroit, Michigan is party to a partnership which is subject to and operates under a joint operating agreement ("JOA"). Under the JOA, the partnership performs the production, sales, distribution, and back-office functions for our subsidiary and the publisher of another publication. The term of the Detroit JOA will end as of December 31, 2025 unless the partners reach an agreement to continue. Operating results for the Detroit JOA are fully consolidated along with a charge for the minority partner's share of profits. Effective June 30, 2024, York Dispatch Publishing Company withdrew as a limited partner from the JOA in York, Pennsylvania. As a result, as of June 30, 2024, the Company no longer pays a management fee associated with the York JOA.

### *Major Publications and Markets we Serve*

The USA TODAY NETWORK operates as a network, leveraging integrated shared support for back-office operations such as content design and layout services, print and digital creative development, certain sales and service platforms, technology, data, and accounting and finance. We centrally manage production and distribution across our entire newsroom network to maximize efficiency. We also leverage a single content management platform, allowing for content sharing across our portfolio of brands. However, we believe that it is critically important that our U.S. local property network operate at the local level and utilize the centralized infrastructure in a manner that maximizes each property's individual performance.

The following table lists information for our major publications and their affiliated digital platforms within the listed market in the U.S., as well as our national publication, USA TODAY, as of December 31, 2024.

| | Circulation | | |
|---|---|---|---|
| **Location** | **Daily**[1] | **Sunday**[1] | **Digital-only**[2] |
| USA TODAY | 99,974 | — | 402,948 |
| Detroit, MI | 25,743 | 62,461 | 119,433 |
| Phoenix, AZ | 39,841 | 58,738 | 71,923 |
| Milwaukee, WI | 26,004 | 44,539 | 55,068 |
| Indianapolis, IN | 18,187 | 26,618 | 48,714 |
| Cincinnati, OH | 17,637 | 27,248 | 34,430 |
| Columbus, OH | 15,231 | 23,207 | 39,852 |
| Des Moines, IA | 15,527 | 24,627 | 36,050 |
| Austin, TX | 11,513 | 16,319 | 40,401 |
| Palm Beach, FL | 16,837 | 20,607 | 27,723 |
| Louisville, KY | 15,270 | 21,844 | 25,272 |
| Nashville, TN | 11,853 | 17,182 | 31,544 |
| Rochester, NY | 15,113 | 23,066 | 20,142 |
| Providence, RI | 15,694 | 19,421 | 20,548 |
| Bergen County, NJ | 14,691 | 18,154 | 20,362 |
| Oklahoma City, OK | 11,265 | 15,581 | 25,338 |
| Sarasota, FL | 14,187 | 16,945 | 20,214 |
| Akron, OH | 14,911 | 19,227 | 16,064 |
| Naples, FL | 11,721 | 13,582 | 21,479 |
| Asbury Park, NJ | 11,760 | 16,240 | 18,573 |

[1] Print volumes are based on reported copy sales per issue for the period January 2024 through December 2024.
[2] Digital-only reflects reported subscription volumes as of December 31, 2024.

**Newsquest Segment**

Our Newsquest segment in the U.K. is comprised of over 210 digital news and media brands across our portfolio, including over 150 daily and weekly newspapers and over 60 magazines as of December 31, 2024.

Our core offerings include:
- Digital: digital-only subscriptions for local brands, magazines, and sports verticals; and
- Print: single copy, home delivery, and non-daily publications (i.e., weekly news brands, shoppers and niche publications).

Many of our publications are located in small and mid-size markets where we are often the primary provider of comprehensive local community news and information. We reach a large, diverse audience through our print and digital daily and non-daily publications throughout the U.K. As of December 31, 2024, our journalism network is powered by an integrated and award-winning news organization comprised of approximately 500 journalists.

The scale of our consumer audience across the Newsquest segment, combined with a full funnel suite of products, makes us an attractive marketing partner to various local and national businesses trying to reach consumers. In 2024, Newsquest had a digital audience of approximately 53 million[b] monthly unique visitors, on average, with a total average print readership of approximately 4.0 million every week.

*Newsquest segment revenues*

The Newsquest segment generates revenue primarily through advertising, single-copy sales and subscriptions to our print and digital products, augmented by full funnel advertising solutions including digital marketing services, and, to a lesser extent, commercial printing and distribution. The Newsquest segment is focused on monetizing its large organic audience of approximately 53 million[b] monthly unique visitors, on average, through multiple digital revenue touchpoints, such as digital subscriptions, affiliate and content partnerships, digital advertising leveraging both first and third-party data, new product offerings, and sports verticals. We believe this strategic focus, coupled with our unwavering commitment to delivering engaging and essential content, will enable us to better optimize our audience and accelerate our digital revenue growth.

Our advertising operations leverage a multi-faceted approach across products, platforms, and locations. We operate sales teams in local markets as well as a national sales agency, in conjunction with self-service options, to maximize the scale of our network. Our advertising teams sell a full portfolio of print and digital advertising, including digital marketing services. This diverse set of products can be specifically tailored to the individual needs of advertisers from small, locally owned merchants to large, complex national brands. Our comprehensive portfolio encompasses print and digital advertising, along with digital marketing services, designed to serve a spectrum of clients, from small local businesses to complex national brands. As advertisers face the challenges of managing media budgets and engaging evolving audiences, we provide trusted expertise, access to wide ranging audiences, a nationally scaled sales force, and integrated, targeted solutions. This expansive portfolio enables us to drive influence and impact consumer behavior throughout the entire purchase journey.

*Digital revenues*

Digital revenues at the Newsquest segment were $79.3 million in 2024 compared to $74.9 million in 2023, which represented 33% of total Newsquest segment revenues in 2024, up from 32% in 2023.

We track our Digital revenues in four main categories: digital advertising, digital marketing services, digital-only subscription and digital other. Below are descriptions of these categories:

- Digital advertising offerings include direct sold display advertising and programmatic advertising that leverages both first and third-party data delivered on either our digital products or off-platform as well as classified advertisements such as auto, employment, real estate, legal, and obituary notifications, which may leverage third party providers.
- Digital marketing services represent our integrated, proprietary marketing platform that helps local businesses build their online presence through high conversion websites, drives awareness and leads through products such as search engine optimization and marketing, manages and nurtures leads through our marketing automation platform, and measures which activities are most effective. Our digital marketing services utilize digital inventory across a number of third-party websites.
- Digital-only subscription offerings reflect the digital distribution of our publications.
- Digital other revenues are mainly derived from digital content syndication.

Maximizing our digital revenues remains one of our top priorities as we aim to strike the optimal balance between digital revenue categories. In 2024, our paid digital-only subscriptions grew approximately 33%, which we believe underscores the value of our unique and essential content and reflects our ability to deliver experiences that resonate with our audience and foster engagement. We are also focused on expanding our content offerings and enhancing our product suite to meet the needs of our consumers and leverage our expansive organic audience. Refer to "Key Performance Indicators" below for further discussion of digital-only subscriptions.

*Print and commercial revenues*

Print and commercial revenues at the Newsquest segment were $160.0 million in 2024 compared to $159.1 million in 2023, which comprised 67% of total Newsquest segment revenues, down from 68% in 2023.

We track our Print and commercial revenues in three primary categories: print advertising, print circulation and commercial and other. Below are descriptions of the categories:

- Print advertising is mainly derived from local and national advertising runs in our print products, such as our daily or non-daily publications, and are either display and classified advertising or preprinted inserts.
- Print circulation reflects the sale of both home delivery and single copy sales of our publications.
- Commercial and other reflects revenues generated from commercial printing and distribution arrangements.

### Production and Distribution

As of December 31, 2024, the Newsquest segment owned and/or operated four production facilities. By clustering our publication resources, utilizing excess capacity for commercial work, or outsourcing where cost-beneficial, we seek to reduce the operating costs of our publications while increasing the quality of our small and mid-size market publications that would typically not otherwise have access to high quality production facilities at competitive costs. We believe we are able to reduce future capital expenditure needs by having fewer overall pressrooms and buildings.

The Newsquest segment operates its publishing activities in a similar manner to GPS (as described in the Domestic Gannett Media segment discussion above), through regional and central teams to maximize the use of management, finance, printing, and personnel resources. This approach allows the business to leverage a variety of back-office and administrative activities to optimize financial results and enables Newsquest to offer readers and advertisers a range of attractive products across the market.

### Competition

Our Newsquest segment operations and affiliated digital platforms compete with other media and digital companies for advertising and marketing spend. Our operations also compete for circulation and readership against other news and information outlets and amateur content creators, some of which offer their content free of charge. Each of our publications compete for advertising revenues to varying degrees with traditional media outlets such as direct mail, radio, outdoor advertising, broadcast and cable television, magazines, local, regional and national newspapers, and other print and online media sources, including local blogs. We also compete with digital and social media companies, as well as advertising networks and other programmatic buying channels for advertising revenues.

Development of opportunities in, and competition from, digital and social media, including websites, mobile applications, and social products continues to increase. There is very little barrier to entry and often limited capital requirements for new companies to enter the market with competitive digital products. Additionally, there are times when we are not, or in the future we may not be, compensated for the use of our original content by third-party digital products and social platforms.

The Newsquest segment expects to continue to protect its audience market share and to expand its audience reach in the digital media industry through a focus on high quality content and journalism, internal audience development efforts, content distribution programs, acquisitions, and partnerships. Additionally, the Newsquest segment expects to continue to improve its suite of advertising and marketing services products through both internal development and partnerships.

### Circulation

The Newsquest segment has a portfolio of over 150 news and media brands and over 60 magazines, published in print and online in the U.K., with a digital audience in 2024 averaging approximately 53 million[b] monthly unique visitors and approximately 4.0 million total weekly average print readers. In addition to local news brands, the Newsquest segment owns the digital businesses s1jobs and s1Homes, Exchange & Mart, and a specialist magazine business.

The following table presents information for our major local media organizations and affiliated digital platforms operated by our Newsquest segment in the U.K. as of December 31, 2024:

**DAILY PAID-FOR LOCAL MEDIA ORGANIZATIONS AND AFFILIATED DIGITAL PLATFORMS / NEWSQUEST**

| Title | Location | Circulation Monday - Saturday[1] | Digital-only[2] |
|---|---|---|---|
| Basildon & Southend Echo | Basildon, Southend on Sea | 7,003 | 1,720 |
| Bournemouth - The Daily Echo | Bournemouth | 4,895 | 5,272 |
| Bradford Telegraph & Argus | Bradford | 3,875 | 2,783 |
| Colchester Daily Gazette | Colchester | 3,237 | 879 |
| Dorset Echo | Dorset | 3,781 | 1,713 |
| East Anglian Daily Times | Ipswich | 6,078 | 3,910 |
| Eastern Daily Press | Norwich | 12,036 | 4,579 |
| Glasgow - Evening Times | Glasgow | 4,903 | 821 |
| Greenock Telegraph | Greenock | 4,114 | 1,531 |
| Ipswich Star | Ipswich | 2,423 | 1,101 |
| Lancashire Telegraph | Blackburn, Burnley | 2,760 | 1,761 |
| News & Star | Carlisle | 1,737 | 1,500 |
| Norwich Evening News | Norwich | 2,627 | 1,088 |
| Oxford Mail | Oxford | 3,836 | 2,859 |
| South Wales Argus - Newport | Newport | 3,283 | 2,085 |
| Southampton - Southern Daily Echo | Southampton | 5,561 | 3,827 |
| Swindon Advertiser | Swindon | 3,513 | 2,307 |
| The Argus Brighton | Brighton | 3,654 | 2,475 |
| The Bolton News | Bolton | 3,469 | 2,420 |
| The Herald, Scotland | Glasgow, Edinburgh | 9,943 | 10,554 |
| The Leader | Wrexham | 2,765 | 686 |
| The Mail | Cumbria | 2,046 | 943 |
| The National, Scotland | Glasgow, Edinburgh | 2,567 | 8,151 |
| The Northern Echo | Darlington | 7,739 | 2,659 |
| The Press - York | York | 4,679 | 2,066 |
| Worcester News | Worcester | 2,492 | 1,325 |

[1] Print volumes are based on reported copy sales per issue for the period January 2024 through December 2024.
[2] Digital-only reflects reported subscription volumes as of December 31, 2024.

**Digital Marketing Solutions Segment**

Our DMS segment, operating under the brand LocaliQ, provides digital advertising and marketing products and solutions to help local businesses succeed. Its cloud-based platform offers a suite of products and solutions for marketing automation, AI-driven advertising optimization, and customizable reporting. LocaliQ helps businesses build online presence, drive consumer awareness, manage leads, and measure marketing performance across multiple channels. The platform is an all-in-one suite of products and solutions that delivers relevant marketing messages to local consumers, helps optimize marketing budgets, and provides actionable insights to advertisers. In 2024, LocaliQ launched Customer Center powered by Dash®, an AI-powered platform, which provides AI-generated call attributes, AI-assisted call details, and a customer interaction activity feed with AI-generated insights.

We believe we have an advantage successfully reaching the SMBs given our scaled sales force, long-standing involvement in and knowledge of the communities in which we operate, and vast data accumulated through decades of campaign management. We believe we offer a lower cost of acquisition for our customers based on our extensive data and experience in optimizing campaigns. We also believe we have the technology, the experience, and the relationships to provide best-in-class metrics.

We believe the DMS segment provides a scalable business model due to its consistent customer budget retention rates, averaging 96% in 2024. In addition, we believe that ongoing investment in product and marketing, combined with sales channel expansion, are critical to growing the number of core platform customers. As of December 31, 2024, our core platform average customer count was approximately 14,300 at our DMS segment. Refer to "Key Performance Indicators" below for further discussion of core platform average customer count.

DMS Digital marketing services revenues are subject to moderate seasonality due primarily to fluctuations in marketing budgets for seasonal businesses. We believe the diversification of the product suite will, over time, reduce the impact from seasonal fluctuations.

*Products*

Digital marketing requires a holistic view of how online presence, advertising and conversion efforts work together to achieve results. Our products and solutions work across the USA TODAY NETWORK and major online platforms such as Google, Facebook, Microsoft, Yelp, Snap, and others. Our products and solutions portfolio offers a simple all-in-one platform powered by AI and service experts that grows and adapts with the needs of local business owners. For example, some businesses might need to significantly improve their websites and focus on converting sales leads, while others may need to focus on building awareness of their business and driving more leads to their site and social pages. LocaliQ identifies the biggest opportunities and provides solutions by recommending the right mix of product platform features and measuring results.

Our products and solutions focus on three key categories local businesses need to manage in order to grow:

- Get Found: Listings, websites and landing pages, search engine optimization and social media marketing.
- Scaling Their Business: Search engine marketing, display ads, video ads, social ads, targeted email marketing, and custom promotions. Search engine marketing, which is recorded as Digital marketing services revenues, accounted for 68% of our DMS segment's total revenues for the year ended December 31, 2024.
- Converting and Keeping Customers: Customer Center powered by Dash® and chat.

*Distribution*

We deliver our suite of products and solutions to local businesses through a combination of our proprietary technology platform, our sales force, and select third-party agencies and resellers. Our DMS segment has sales operations in the U.S., Canada, New Zealand, Australia, India and the U.K. During 2024, approximately 95% of our DMS segment revenues were generated in North America and the remaining 5% from other international markets. All DMS segment revenues are digital revenues.

*Competition*

The market for local online advertising solutions is intensely competitive and rapidly changing. The market is highly fragmented as there are a number of smaller companies which provide digital marketing services at highly competitive prices and, increasingly, we compete with SMB marketing providers who offer solutions tailored for specific verticals. In addition, the online publishers that we utilize for clients, such as Google, Facebook, and Microsoft, generally offer their products and services through self-service platforms. Many traditional offline media companies also offer online advertising solutions and have large, direct sales forces and digital publishing properties. Further, a proliferation of marketing automation tools continues to commoditize the DMS environment while actions from major technology companies have caused challenges to advertising agencies.

**Government Regulation**

We are subject to a variety of laws, rules, and regulations in numerous jurisdictions within the U.S. and in each of the countries where we conduct business. These laws, rules, and regulations cover several diverse areas, including environmental matters, employee health and safety, data and privacy protection, consumer protection and anti-trust provisions. These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. For example, many jurisdictions have enacted or are considering enacting privacy or data protection laws and regulations that apply to the processing or protection of personal information as well as laws and regulations governing the use of artificial intelligence. Data and privacy protection laws, rules and regulations are applicable to our businesses and the compliance costs and operational burdens imposed by these laws and regulations could be significant. As a result of the often rapidly evolving changes, the application, interpretation, and enforcement of these and other applicable laws and regulations are often uncertain and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. We are committed to conducting our business in accordance with applicable laws, rules, and regulations.

**Environmental Regulation**

We are committed to its strategy of protecting the environment. Our goal is to ensure our production and distribution facilities comply with applicable federal, state, local, and foreign environmental laws and to incorporate appropriate environmental practices and standards in our operations. We believe we are one of the industry leaders in the use of recycled newsprint. During 2024, 12% of our domestic newsprint purchases contained recycled content, with average recycled content of 22%.

Our operations use inks, solvents, and fuels. The use, management, and disposal of certain of these substances are regulated by environmental agencies. In addition, there is increasing attention in the U.S. and worldwide concerning the issue of climate change and the effect of greenhouse gas emissions. We believe that understanding and managing greenhouse gas emissions are important to effectively mitigate our impact to the environment. See "Climate Change" below.

We retain a corporate environmental legal consultant who, along with internal and outside counsel, provides advice on regulatory compliance and preventive measures. We believe we are in substantial compliance with all applicable laws and regulations for the protection of the environment and the health and safety of our employees based upon existing facts presently known to us. Compliance with applicable federal, state, local, and foreign environmental laws and regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other related activities has had, and will continue to have, an impact on our operations but has been accomplished to date without having a material adverse effect on our operations. While it is difficult to estimate the timing and ultimate costs to be incurred due to uncertainties about the status of laws, regulations, and technology, based on information currently known to us and insurance procured with respect to certain environmental matters, we do not expect environmental costs or contingencies to be material or to have a material adverse effect on our financial performance. Our operations involve risks in these areas, however, and we cannot provide assurance that we will not incur material costs or liabilities in the future which could adversely affect us. See also "Item 1A — Risk Factors" in this Annual Report on Form 10-K.

**Raw Materials**

Newsprint, which is the basic raw material used in our print publications, has been and may continue to be subject to significant price changes from time to time. During 2024, we purchased newsprint as well as other specialty paper grades from 14 domestic and global suppliers. Our total consumption was approximately 96,000 metric tons in 2024, a decrease of 16% from 2023, which included consumption by our owned and operated print sites, third-party printing sites, and Newsquest, and includes consumption for Gannett products as well as products printed commercially for third-parties. Newsprint capacity reductions through the closure of mills or the conversion of paper machines to other products or grades of paper has reduced the number of newsprint suppliers over the years. North American suppliers are becoming a larger share of the global market and domestic and global supply are susceptible to supply chain disruptions and pricing volatility tied to economic and geopolitical factors. The availability and price of newsprint is subject to numerous risks and uncertainties, which are described more fully under "Item 1A — Risk Factors" in this Annual Report on Form 10-K.

**Macroeconomic Environment**

We are exposed to certain risks and uncertainties caused by factors beyond our control, including economic and political instability and other geopolitical events. We believe that these uncertain economic conditions have adversely impacted and may continue to have an adverse impact on our revenues, and the occurrence of these factors has resulted in a reduction in demand for our print and digital advertising, reduced the rates for our advertising, and caused marketers to shift, reduce or stop spend.

We are exposed to potential increases in interest rates associated with our new $900.0 million five-year first lien term loan facility, which as of December 31, 2024, accounted for approximately 76% of our outstanding debt, as well as fluctuations in foreign currency exchange rates, primarily related to our operations in the U.K. We expect continued uncertainty and volatility in the U.S. and global economies which will continue to impact our business. See "Item 1A — Risk Factors" in this Annual Report on Form 10-K.

*Seasonality*

We experience seasonality in our revenues. The Domestic Gannett Media segment typically witnesses the greatest impact from seasonality in the third quarter, primarily attributed to reduced population in seasonal markets and decreased holiday related spending. The DMS segment generally experiences the greatest impact from seasonality in the first half of the fiscal year, which can be attributed to the advertising needs of specific verticals, which are generally lower in the first half of the year.

**Human Capital Resources**

We believe our employees are our greatest asset and the foundation of our business is the people and employees who make our day-to-day operations possible. Having and fostering a broad range of experiences, opinions and perspectives are core to our shared values and form the critical pillars of how we deliver value to our customers and communities.

Enabling a positive employee experience, remains a top priority at Gannett. Aligned to our purpose, we endeavor to provide engaging work and foster a learning culture that supports our employees' ability to reach their goals and continue to develop new skills and capabilities. We invest in management development to enable strong team-based connections and to support effective manager to employee dialogue. Culture building is a priority on a local, divisional and enterprise level. Our efforts include supporting volunteer participation in our employee resource groups, with thirteen active employee resource groups operating in the Company as of December 31, 2024. Volunteer employee resource group leaders set annual goals utilizing a strategic "4c" model, where Career, Culture, Company, and Community objectives are set and used to determine topics for programming and live discussions, as well as track progress and successes. Our programming and consistent communication across our entire workforce includes intersectional employee resource group events, monthly Town Hall meetings with our Chief Executive Officer and senior leadership, and many communication channels, including, as an example, our bi-monthly Focused Leader guide, and our monthly Together employee newsletter, which shares strategies on topics such as hybrid working, staying socially and professionally connected, and highlighting individual employee career progression stories.

Throughout the year we engage employees through lifecycle milestones to maintain a clear pulse on the employee experience. Annually, the performance review process begins with goal setting and includes structure for regular manager feedback and coaching. We incorporate individual development plans to assist with the career growth of our employees. During 2024, there was an added focus each month on enabling management effectiveness by sharing specific programs, tools, forums, and communications for people managers. We also have implemented a Company-wide mentor platform that allows for targeted mentor/mentee cohorts to further enable career elevation progress.

As of December 31, 2024, we employed approximately 8,900 employees in the U.S., of which approximately 17% were represented by labor unions, most of which were affiliated with one of seven international unions. As of December 31, 2024, there were approximately 2,800 employees outside of the U.S., including approximately 1,900 employed by Newsquest in the U.K. Our U.K. subsidiaries bargain with two unions over working practices, wages, and health and safety issues. Most of our unionized employees work under collective bargaining agreements. As of December 31, 2024, there were approximately 66 existing collective bargaining agreements and five bargaining units negotiating initial contracts. While we have experienced isolated work stoppages from time to time, we believe relations with our employees are generally good.

**Environmental, Social and Governance ("ESG") Initiatives**

As a leading media organization, our longstanding corporate social responsibility position is driven by our deep commitment to our communities. We are dedicated to ensuring that we have mindful and ethical business practices that positively impact our world. In early 2024, we published our 2024 ESG Report detailing the progress we made on our U.N. Sustainable Development Goals ("U.N. SDGs") that include Reduced Inequalities, Climate Action, and Peace, Justice, and Strong Institutions. The 2024 ESG Report highlighted several key achievements, such as improvements to our workplace diversity, further reductions in our total paper consumption, and the successful completion of our inaugural climate disclosure project questionnaires for climate change and forests.

Gannett is committed to ensuring our coverage is widely available, actively promoted across our media sites and marketed to our millions of registered users. In January 2025, we published our network-wide 2024 Journalism Impact Report, which highlighted what we believe are the most influential articles we produced in 2024 and covers topics such as coverage on inclusion, diversity and equity as well as climate change. The Company is committed to the ongoing publishing of an annual network-wide Journalism Impact Report, which surfaces the top stories we produced that led to action.

**Climate Change**

Essential to Gannett's mission of empowering communities to thrive are the pillars that make up our corporate social responsibility platform. As part of our commitment to social responsibility, Gannett strives to minimize its environmental impact through sustainable business practices for sourcing, consumption, and waste. We have taken a number of steps within the organization in an effort to reduce our use of water, to recover and recycle electricity and fossil fuels when possible, and to pursue green energy options where available. We continue to reduce the number of presses in operation by consolidating print operations and by significantly reducing the square footage of our office space through consolidation of offices, in many cases, to more energy efficient spaces. We also strive to incorporate sustainability throughout our supply usage and supply chain.

We invested in a best-in-class carbon accounting software and partnered with Green Impact to implement this software and enhance our ability to capture emissions data on an expanded number of assets and scopes. To build upon our progress in measuring and tracking our Scope 1 and 2 emissions, we have plans to expand into Scope 3 categories. Gannett recognizes that if we are to contribute towards achieving net zero, we need to establish our full carbon footprint baseline, implementing reduction strategies along our journey.

Gannett continues to harness employee enthusiasm through Sustainability Forward, which is an employee resource group focused on bringing together a community of employees who are passionate about ESG topics. Sustainability Forward aims to align initiatives and efforts that support Gannett's commitment to sustainability, climate, people, and communities with a mission to contribute to a better, more inclusive, and equitable planet. In 2024, the group hosted monthly meetings, community initiatives, and company-wide events and training geared toward education, climate change solutions, traditions and investing in companies dedicated to saving our planet. With consistent growth throughout the year, the Sustainability Forward employee resource group ended 2024 with approximately 150 employees across the Company.

Gannett is committed to continuing to include more detailed articles to provide broader context to news in health, environment and science and include in-depth analyses that explore questions of how and why health and climate trends matter to our readers. In 2024, Gannett's U.S. National Climate Change Cross team published over 10,600 stories, newsletters or major projects about climate change and the environment. Additionally, the USA TODAY NETWORK publishes a weekly newsletter, Climate Point, that curates content about the environment, sustainability, and climate change from across the network for a national audience, helping readers make better informed decisions for themselves, their families, and their communities.

**Corporate Governance and Public Information**

The address of Gannett's website is www.gannett.com. Stockholders can access a wide variety of information on Gannett's website, under the "Investor Relations" tab, including corporate governance information, news releases, Securities and Exchange Commission ("SEC") filings, and information Gannett is required to post online pursuant to applicable SEC and New York Stock Exchange ("NYSE") rules. Gannett makes available via its website all filings it makes under the Securities Exchange Act of 1934, as amended, including Forms 10-K, 10-Q, and 8-K, as well as any related amendments as soon as reasonably practicable after they are filed with, or furnished to, the SEC. All such filings are available free of charge. The content of, or information available on, Gannett's website and any other website referred to in this report are not a part of, and are not incorporated by reference into, this report unless expressly noted otherwise.

*Use of Website to Distribute Material Company Information*

The Company's website address is www.gannett.com. The Company uses its website as a channel of distribution for important company information and we use the investors.gannett.com website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Important information, including press releases, analyst and other presentations, transcripts, and financial information regarding the Company, is routinely posted on and accessible on the Investor Relations and News and Events subpages of its website, which are accessible by clicking on the tab labeled "Investor Relations" and "News and Events", respectively, on the website home page. The Company also uses its website to expedite public access to time-critical information regarding the Company in advance of or in lieu of distributing a press release or a filing with the SEC disclosing the same information. Therefore, investors should look to the Investor Relations, and News and Events subpages of the Company's website for important and time-critical information. Visitors to the Company's website can also register to receive automatic e-mail and other notifications alerting them when new information is made available on the Company's website.

The contents of our websites are not intended to be incorporated by reference into this Annual Report or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

*References*

[a] 2024 Comscore Inc., US Multi-Platform, Desktop 2+ and Total Mobile 18+, December 2023-December 2024

[b] Newsquest used Adobe Analytics to identify unique visitors between January 2024 and December 2024

ITEM 1A. RISK FACTORS

*You should carefully consider the following risks and other information in this Annual Report on Form 10-K in evaluating us and our common stock, par value $0.01 per share (the "Common Stock". Any of the following risks could materially and adversely affect our results of operations, our financial condition, and the market price of our Common Stock. Although the risk factors are grouped by general category, many of the risks described in a given category relate to multiple categories.*

**Risk Factor Summary**

The following is a summary of some of the risks and uncertainties that could materially adversely affect our business, financial condition, and results of operations, which are discussed in more detail below:

- We operate in a highly competitive business environment, and our success depends on our ability to compete effectively, including through the implementation of our strategic initiatives and development of new and enhanced products and services.
- Our indebtedness could materially and adversely affect our business or financial condition.
- Certain actions, including our ability to incur additional indebtedness, require the consent of our lenders and note holders which, if not provided, would limit our ability to take advantage of future opportunities.
- The majority of our indebtedness is held by one creditor, who may have interests that diverge from our interests and the interests of our stockholders.
- If we are unable to raise funds necessary to repurchase the 2027 Notes or the 2031 Notes upon a fundamental change as described in the 2027 Notes Indenture and the 2031 Notes Indenture, there may be defaults under such indentures and under agreements governing our existing or future indebtedness. In addition, a change of control may constitute a default under the 2029 Term Loan Facility, the 2027 Notes or the 2031 Notes.
- Our strategy of growing our paid digital-only subscriber base may negatively impact advertising revenues in the near term.
- We may be unsuccessful in our efforts to execute our digital revenue strategy and optimize our revenue streams.
- Our DMS segment utilizes online media acquired from third parties and our business could be materially adversely affected if these companies take actions that are adverse to our interests or otherwise restrict our ability to do business.
- Any required changes in practices and techniques to enhance the customer experience, including for enhanced data privacy, could materially and adversely impact our advertising revenues and business results, and impair our ability to acquire consumers efficiently.
- Volatility in the U.S. and global economies, macroeconomic events, market disruptions, changes in the U.S. or international political environment, and other events outside of our control, have had, and may in the future have, a material and adverse impact on our business, financial condition, and results of operations.
- Our ability to generate revenues is highly sensitive to the strength of the local economies in which we operate and the demographics of the local communities that we serve.
- The collectability of accounts receivable under adverse economic conditions could deteriorate to a greater extent than provided for in our financial statements and in our projections of future results.
- Evolving regulatory matters may impact our business.
- If our reputation or brand is damaged, our ability to grow our user base, advertiser relationships, and partnerships may be impaired, and our business may be harmed.
- Our financial results are subject to risks associated with our international operations.
- Foreign exchange variability could materially and adversely affect our consolidated operating results.
- Domestic and/or foreign jurisdictions may enact gross receipts taxes on our digital services which, if we are required to pay, could materially adversely affect our cash flows and financial condition.
- Foreign jurisdictions in which we operate may enact rules to address the tax challenges of the digitization of the global economy, such as those from the Organization for Economic Co-operation and Development, which could have a material adverse impact on our consolidated financial statements.
- Our possession and use of personal information and the use of payment cards by our customers and users present risks and expenses that could harm our business. Unauthorized access to or disclosure or manipulation of such data, whether through breach of our, or our third-party service providers', network security or otherwise, could expose us to liabilities and costly litigation and damage our reputation.
- We regularly face risks related to cybersecurity incidents and threats, including attempts by malicious actors, which may be external or internal threat actors, to breach our security and compromise our information technology systems.
- Privacy and security-related laws and other data security requirements are constantly evolving and may increase our compliance costs and potential for liability, either of which may have an adverse effect on our business, financial condition, and results of operations.
- We use AI and may use other new technologies in our business. Challenges with properly managing their use by us or third parties could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of

operations.

- Defects, delays, or interruptions in the cloud-based hosting services we utilize, both directly and indirectly, could adversely affect our systems, reputation and operating results.
- Any significant increase in newsprint costs or disruptions in our newsprint supply chain, including as a result of manufacturing facility closures and on-going capacity shifts between newsprint and specialty paper grades, transportation and other issues that are challenging supplier deliveries, increased demand, and inflationary pressures, may materially and adversely affect our business, results of operations and financial condition.
- The value of our goodwill and intangible assets may become impaired, which could materially and adversely affect future reported results of operations.
- We may not be able to protect intellectual property rights upon which our business relies and, if we lose intellectual property protection, our assets may lose value.
- We are subject to environmental and employee safety and health laws and regulations that could cause us to incur significant compliance expenditures and liabilities.
- We may not be able to generate future taxable income which may prevent our realization of deferred tax assets or require us to establish additional valuation allowances which could materially and adversely affect future reported results of operations.
- We are required to use a portion of our cash flows to make contributions to our pension and postretirement plans, which diverts cash flow from operations, and the amount of required future contributions may be difficult to estimate.
- The loss of the services of any of our key personnel, reduced staffing levels, or our inability to attract qualified personnel in the future may materially and adversely affect our ability to operate or grow our business effectively.
- We rely on equity-based compensation to attract, retain, and motivate our key employees, which may result in price pressures on our Common Stock, stockholder dilution and increased usage of shares under our equity incentive plan during periods in which our stock price is depressed. Our ability to continue a competitive long-term equity-based incentive program required to attract and retain talent may be hindered, and alternative incentive models may cause our cash flows to be reduced.
- A shortage of skilled or experienced employees with the capabilities necessary to support our business strategies, or our inability to retain such employees, could pose a risk to achieving our business objectives, which could materially adversely affect our business and profitability.
- A number of our employees are unionized, and our business and results of operations could be materially adversely affected if current or additional labor negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations.
- FIG LLC (the "Former Manager") is not liable to us for certain acts or omissions performed in accordance with, and prior to the termination of, our former management agreement (the "Former Management Agreement"), and for certain matters in connection with the termination of our relationship with the Former Manager, and we may incur liability for such acts or omissions.
- Our stock price is subject to volatility and there can be no assurance that the market for our stock will provide adequate liquidity.
- Sales or issuances of shares of our Common Stock, including upon conversion of the 2027 Notes and/or the 2031 Notes, could materially adversely affect the market price of our Common Stock.
- We presently have no intention to declare or pay a dividend, the terms of our indebtedness restrict our ability to pay dividends, and we may not be able to pay dividends in the future or at all.
- The percentage ownership of our existing stockholders may be diluted in the future, including upon conversion of the 2027 Notes and/or the 2031 Notes, and holders of the 2031 Notes may possess significant voting power following conversion of the 2031 Notes.
- An "ownership change" could limit our ability to utilize our net operating loss carryforwards and other tax attributes, which could result in our payment of income taxes earlier than if we were able to fully utilize our net operating loss and other tax benefit carryforwards.
- Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and of Delaware law may prevent or delay an acquisition of the Company, which could decrease the trading price of our Common Stock.
- Our ability to compete may be materially and adversely affected if adequate capital is not available. In addition, future offerings of debt securities, which would rank senior to our Common Stock upon our liquidation, and future offerings of equity securities, which may be senior to our Common Stock for the purposes of dividend and liquidating distributions, may be dilutive and materially and adversely affect the market price of our Common Stock.

**Risks Related to Competition**

***We operate in a highly competitive business environment, and our success depends on our ability to compete effectively, including through the implementation of our strategic initiatives and development of new and enhanced products and services.***

We face significant competition from other providers of news, information, and entertainment services, including both traditional and other providers, some of which provide their products free of charge. This competition continues to intensify as a result of changes in technologies, platforms and business models and corresponding changes in consumer and customer behavior, and we may be adversely affected if consumers or customers migrate to other alternatives. In addition, to be successful, we must provide the type and quality of content our consumers desire. The number of choices available to consumers for content consumption has increased and may adversely impact demand for, and the price consumers are willing to pay for our products and services. Consumption of our content on third-party delivery platforms may also lead to loss of distribution and pricing control, loss of a direct relationship with consumers and lower engagement and subscription rates. Further, news and subscription fatigue among consumers has become more widespread and could continue to grow. These trends and developments have adversely affected, and may continue to adversely affect, our circulation and subscription revenue and advertisers' willingness to purchase advertising from us, as well as increase subscriber acquisition, retention, and other costs.

Technological developments have in some cases also increased competition by lowering barriers to entry. Other digital platforms and technologies, such as user-generated content platforms and self-publishing tools, have reduced the effort and expense of producing and distributing certain types of content on a wide scale, allowing digital-only content providers, customers, suppliers and other third parties to compete with us, often at a lower cost. Additional digital distribution channels, such as digital marketplaces, have presented, and may continue to present, challenges to our business models, which could adversely affect our sales volume and pricing.

In addition, the competitive landscape may shift if other industry players adopt AI more swiftly. The use of AI may also affect the discoverability and presentation of our content and consequently our ability to monetize our digital audiences. Furthermore, ethical concerns and public sentiment regarding AI could have reputational implications. See also the risk factor below under the heading "We use AI and may use other new technologies in our business. Challenges with properly managing their use by us or third parties could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations."

In order to compete effectively, we must differentiate and distinguish our brands and our products and services, respond to and develop new technologies, distribution channels and platforms, products and services, and anticipate and consistently respond to changes in consumer and customer needs, preferences and behaviors. For example, we rely on brand awareness, reputation and acceptance of our content and other products and services in order to retain and grow our consumers and subscribers. However, consumer preferences change frequently and are difficult to predict, and when faced with a multitude of choices, consumers may place greater value on the convenience and price of products and services than they do on their source, quality, or reliability. Online traffic and product and service purchases are also driven by internet search results, referrals from social media and other platforms and visibility on digital marketplace platforms and in mobile app stores. Search engine results and digital marketplace and mobile app store rankings are based on algorithms that are changed frequently, and social media and other platforms may also vary their emphasis on what content to highlight for users. Use of AI in search engines could result in decreased viewership and engagement with our media content. Any failure to successfully manage and adapt to these changes across our businesses, including those affecting how our content, apps, products, and services are discovered, prioritized, displayed, and monetized, could impede our ability to compete effectively by significantly decreasing traffic to our offerings, lowering advertiser interest in those offerings, increasing costs if free traffic is replaced with paid traffic and lowering advertising revenue and subscriptions. A loss in the expected popularity or discoverability of our content or other products and services could have a material adverse effect on our business, financial condition, or results of operations.

We expect to continue to pursue new strategic initiatives and develop new and enhanced products and services in order to remain competitive. We have incurred, and expect to continue to incur, significant costs in order to implement our strategies and develop new products and services, as well as other costs to acquire, develop, adopt, upgrade and exploit new and existing technologies and attract and retain employees with the necessary knowledge and skills to support our priorities. There can be no assurance any of our strategic initiatives, products or services will be successful in the manner or time period or at the cost we expect or that we will realize the anticipated benefits we expect to achieve. The failure to realize those benefits could have a material adverse effect on our business, results of operations and financial condition.

Some of our current and potential competitors may have fewer regulatory burdens, better competitive positions in certain areas, greater access to sources of content, data, technology or other services or strategic relationships or easier access to financing, which may allow them to respond more effectively to changes in technology, consumer and customer needs, preferences and behavior and market conditions. Continued consolidation among competitors in certain industries in which we operate may increase these advantages, including through greater scale, financial leverage, or access to content, data, technology and other offerings. If we are unable to compete successfully against existing or future competitors, our business, results of operations and financial condition could be materially and adversely affected.

**Risks Related to Our Indebtedness**

***Our indebtedness could materially and adversely affect our business or financial condition.***

Our indebtedness, incurred from time to time, could have significant consequences on our future operations, including making it more difficult for us to satisfy our debt obligations and our other ongoing business obligations, which may result in defaults, and limit our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industries in which we operate, and the overall economy. As of December 31, 2024, our outstanding indebtedness included (i) $850.0 million of term loans under a $900.0 million five-year first lien term loan facility (the "2029 Term Loan Facility"), (ii) $38.1 million of 6.000% Senior Secured Convertible Notes due 2027 ("2027 Notes"), and (iii) $223.7 million of 6.000% Senior Secured Convertible Notes due 2031 ("2031 Notes"). In addition, as of such date, $49.6 million of term loans was available to be borrowed on a delayed-draw basis.

All obligations under the 2029 Term Loan Facility, the 2027 Notes and the 2031 Notes are secured by all or substantially all of our assets and all or substantially all of the assets of our wholly-owned domestic subsidiaries. We may incur additional indebtedness in the future.

The 2029 Term Loan Facility matures on October 15, 2029, and bears interest, at Gannett Holdings LLC's option, at either the Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR") (which shall not be less than 1.50% per annum) plus a margin equal to 5.00% per annum or an alternate base rate (which shall not be less than 2.50% per annum) plus a margin equal to 4.00% per annum. The 2027 Notes and the 2031 Notes each bear interest at a rate of 6.00% per annum. Accordingly, we are required to dedicate a substantial portion of cash flow from operations to fund interest payments. The 2029 Term Loan Facility is amortized at a rate of $17.0 million per quarter, with such rate to be adjusted upon the borrowing of any delayed-draw term loans to the extent necessary to cause such delayed-draw term loans to be fungible with the initial term loans under the 2029 Term Loan Facility. In addition, we are required to repay the 2029 Term Loan Facility from time to time with (i) the proceeds of non-ordinary course asset sales and casualty and condemnation events, (ii) the proceeds of indebtedness that is not otherwise permitted under the 2029 Term Loan Facility and (iii) the aggregate amount of cash and cash equivalents on hand at the Company and our restricted subsidiaries in excess of $100.0 million as of the last day of any fiscal year of the Company (beginning with the fiscal year ended December 31, 2024). Our debt service obligations reduce the amount of cash flow available to fund our working capital, capital expenditures, investments and potential distributions to stockholders. Moreover, there can be no assurance that we will be able to generate sufficient cash flow to satisfy our debt service obligations. Our ability to satisfy our debt service obligations depends on our ability to generate cash flow from operations, which is subject to a variety of risks, including general economic conditions and the strength of our competitors, which are outside our control.

The terms of our indebtedness impose significant operating and financial restrictions on us. The 2029 Term Loan Facility and the 2031 Notes require us to comply with numerous affirmative and negative covenants, including a requirement to maintain minimum liquidity of $30.0 million at the end of each fiscal quarter, and restrictions limiting our ability to, among other things, incur additional indebtedness, make investments and acquisitions, pay certain dividends, sell assets, merge, incur certain liens, enter into agreements with our affiliates, change our business, engage in sale/leaseback transactions, and modify our organizational documents. These requirements may make it impractical to declare and pay dividends at any time that the requirements are in effect. See also "Risks Related to our Common Stock" below.

A failure to satisfy our debt service obligations on the 2029 Term Loan Facility, a breach of a covenant in the 2029 Term Loan Facility, or a material breach of a representation or warranty in the 2029 Term Loan Facility, among other events specified in the 2029 Term Loan Facility, could give rise to a default, which could give our lenders the right to declare our indebtedness, together with accrued interest and other fees, to be immediately due and payable. A failure to satisfy our debt service or conversion obligations on the 2027 Notes or the 2031 Notes, among other events specified in the indenture governing the 2027 Notes (the "2027 Notes Indenture") or the indenture governing the 2031 Notes (the "2031 Notes Indenture"), could also give rise to a default, which could give rise to the right of noteholders to declare the principal of the 2027 Notes and/or the 2031 Notes, together with accrued and unpaid interest, to be immediately due and payable. A default under the 2029 Term Loan Facility or any of our indentures could also lead to a default under the other agreements governing our existing or future indebtedness (including the 2029 Term Loan Facility or any of our indentures, as the case may be). An acceleration of our indebtedness would have a material adverse effect on our business, financial condition, results of operations, cash flows and stock price.

***Certain actions, including our ability to incur additional indebtedness, require the consent of our lenders and note holders which, if not provided, would limit our ability to take advantage of future opportunities.***

Our agreements relating to our indebtedness, including the 2029 Term Loan Facility and the 2031 Notes, contain restrictions and covenants that limit our ability to take certain actions without requisite lender approval, approval of the holders of a majority in principal amount of the notes then outstanding, or modification of the loan agreements, as applicable. These limitations include restrictions on our ability to incur additional indebtedness or refinance our existing debt, make certain investments and acquisitions, pay certain dividends, sell assets, merge, incur certain liens, enter into agreements with our affiliates, change our business, engage in sale/leaseback transactions, and modify our organizational documents. There is no assurance that our debtholders will approve or consent to our activities, even if the activities are in the best interests of our stockholders. If we are unable to secure the required consent of our lenders or noteholders, our ability to take advantage of future opportunities, including acquisition or financing opportunities, could be restricted.

***The majority of our indebtedness is held by one creditor, who may have interests that diverge from our interests and the interests of our stockholders.***

A majority of our outstanding indebtedness is held by entities controlled, managed or advised by a large financial sponsor. We have historically relied on this financial sponsor with respect to a significant portion of our financing and credit needs. In the event that this sponsor is unable or unwilling to extend us credit, we may not be able to obtain financing on terms as favorable to us as those under current arrangements. As a result, we may face less available capital and be subject to more stringent covenants and higher borrowing costs.

Additionally, this creditor may have interests that diverge from our interests or interests of our stockholders, and it may exercise is rights as a creditor in a manner with which our stockholders may not agree or that may not be in the best interests of the Company. In particular, this creditor's ownership of the majority of our indebtedness could limit our ability to take certain actions that are restricted under the agreements relating to our indebtedness. See "Risks Related to Our Indebtedness—Certain actions, including our ability to incur additional indebtedness, require the consent of our lenders and note holders which, if not provided, would limit our ability to take advantage of future opportunities."

To our knowledge, this creditor owns a majority in aggregate principal amount of the outstanding 2031 Notes. In the event that this creditor converts their 2031 Notes into Common Stock, they could possess significant voting power with respect to our Common Stock and may have interests that are different from, or adverse to, the interests of our other stockholders. See "Risks Related to Our Common Stock—The percentage ownership of our existing stockholders may be diluted in the future, including upon conversion of the 2027 Notes and/or the 2031 Notes, and holders of the 2031 Notes may possess significant voting power following conversion of the 2031 Notes."

***If we are unable to raise funds necessary to repurchase the 2027 Notes or the 2031 Notes upon a fundamental change as described in the 2027 Notes Indenture and the 2031 Notes Indenture, there may be defaults under such indentures and under agreements governing our existing or future indebtedness. In addition, a change of control may constitute a default under the 2029 Term Loan Facility, the 2027 Notes or the 2031 Notes***.

If there is a fundamental change, as defined in the 2027 Notes Indenture and the 2031 Notes Indenture, we must, if certain other conditions are met, make an offer to repurchase the 2027 Notes and the 2031 Notes at a price equal to 110% of the principal amount thereof, together with any accrued and unpaid interest, if any, to, but excluding, the date of the repurchase. If we become obligated to repurchase the 2027 Notes or the 2031 Notes upon a change of control, we may not have enough available cash or may be unable to obtain financing at the time we are required to make purchases of the notes being surrendered. In addition, our ability to repurchase the notes is limited by the agreements governing our existing indebtedness (including the notes and the 2029 Term Loan Facility) and may also be limited by law or regulation, or by agreements that will govern our future indebtedness. Our failure to repurchase the 2027 Notes or the 2031 Notes at a time when the repurchase is required by the 2027 Notes Indenture or the 2031 Notes Indenture, respectively, would constitute a default under the respective indenture. A default under the governing indenture or the change of control itself could also lead to a default under agreements governing our existing or future indebtedness (including the 2029 Term Loan Facility).

The 2029 Term Loan Facility provides, and future credit agreements or other agreements relating to indebtedness to which we become a party may provide, that the occurrence of certain change of control events with respect to us would constitute a default thereunder. If we experience a change of control event that triggers a default under our 2029 Term Loan Facility, we may seek a waiver of such default or may attempt to refinance the 2029 Term Loan Facility. In the event we do not obtain such a waiver or refinance the 2029 Term Loan Facility, such default could result in amounts outstanding under our 2029 Term Loan Facility being declared due and payable.

The 2029 Term Loan Facility and the 2031 Notes contain, and future indebtedness that we may incur may contain, prohibitions on the occurrence of certain events that would constitute a change of control or, in the case of the 2027 Notes and the 2031 Notes, require the repurchase of such indebtedness upon a change of control. Moreover, the exercise by the holders of their right to require us to repurchase their 2027 Notes or 2031 Notes could cause a default under such indebtedness, even if the change of control itself does not, due to the financial effect of such repurchase on us. Finally, the ability to pay cash to the holders of the 2027 Notes and/or the 2031 Notes following the occurrence of a change of control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. In addition, the foregoing provisions of our existing and possible indebtedness may prevent or impede a potential acquirer from engaging in a change of control transaction with us and, accordingly, our stockholders from receiving a change of control premium.

### Risks Related to Digital Commerce and Media

***Our strategy of growing our paid digital-only subscriber base may negatively impact advertising revenues in the near term.***

A key element of our consumer strategy is growing our paid digital-only subscriber base, which may lead to declines in our existing advertising revenue. To implement our strategy and grow our paid digital-only subscriber base, we may need to restrict certain content from non-subscriber access or limit the amount of content non-subscribers can view in an effort to encourage non-subscribers to become paid digital subscribers. In the short-term, this strategy may reduce the number of unique visitors accessing our content and, in turn, reduce our digital advertising revenue. Over time, the anticipated increase in the number of paid digital-only subscribers is expected to increase our circulation revenue derived from paid digital-only subscribers as well as our digital advertising revenues. However, there can be no assurance that we will be able to increase the number of our paid digital-only subscribers in amounts or within the time periods we expect. If we are unable to grow or retain the volume of such subscribers, our circulation and advertising revenues could decline materially and adversely affecting our results of operations and financial condition.

Declining subscriber volume can also lead to more marked declines in advertising revenue. Print subscriber volume declines directly impact preprint and other print revenues that are linked to the number of subscribers. In terms of digital advertising revenues, news aggregation websites and customized news feeds (often free to users) reduce traffic on our websites and related digital advertising revenues. While we do sell paid digital-only subscriptions for our content through some of these news aggregators, we have reduced our ability to fully monetize those users since they do not engage with our content within our own platforms. If traffic levels stagnate or decline, and/or print subscriber volume continues to decline, we may not be able to maintain or increase the advertising rates or attract new advertising customers. Further, we are generally not compensated for the consumption of our original content on third-party digital products and social platforms.

***We may be unsuccessful in our efforts to execute our digital revenue strategy and optimize our revenue streams.***

Print-related revenue streams have continued to decline at a significant pace. We have focused on offsetting traditional print advertising and circulation revenue declines in part by diversifying our sources of revenue through the development and acquisition of complementary businesses with growth potential. For example, our business USA TODAY NETWORK Ventures produces local events.

There can be no assurance that we will be able to grow revenue from these or other complementary businesses we may develop internally or acquire, or that any revenue generated by new business lines will be adequate to offset revenue declines from our legacy businesses. For example, technological developments could adversely affect the availability, applicability, marketability and profitability of the suite of SMB services we offer. Technological developments and any changes we make to our business strategy may require significant capital investments, and such investments may be restricted by the 2029 Term Loan Facility.

These complementary businesses also face competition from various digital media providers, such as Google, which may have more resources to invest in product development and marketing. Our sales force may not be able to utilize the relationships we have throughout our local property network to effectively sell these products. If we are unable to diversify our traditional revenues with revenues from complementary businesses, we may experience persistent declines in revenue which could materially and adversely affect our results of operations and financial condition.

***Our DMS segment utilizes online media acquired from third parties and our business could be materially adversely affected if these companies take actions that are adverse to our interests or otherwise restrict our ability to do business.***

Our DMS segment utilizes online media acquired from third parties, particularly Google, Facebook, and Microsoft, which account for a large majority of all U.S. internet searches and traffic. These companies, and the other companies with which we do business, have no obligation to conduct business with us, and may decide at any time and for any reason to significantly curtail or inhibit our ability to do business with them. Additionally, any of these companies may make significant changes to their respective business models, policies, systems, plans or ownership, and those changes could impair or inhibit the manner in which they sell their advertising units or otherwise conduct their business with us. For example, new privacy controls and tracking transparency frameworks that have been implemented or may be implemented in the future, by platforms such as Facebook, Google, and Apple would limit our ability to access and use data from consumers through those platforms, which we rely on for digital advertising and marketing. Any such controls or transparency frameworks may impair our ability to market to consumers. Any new developments or rumors of developments regarding business practices at companies that affect the online advertising industry may materially and adversely affect our products or services, or create perceptions with our clients that our ability to compete in the online marketing industry has been impaired.

***Any required changes in practices and techniques to enhance the customer experience, including for enhanced data privacy, could materially and adversely impact our advertising revenues and business results, and impair our ability to acquire consumers efficiently.***

We use certain practices and techniques, such as utilizing third-party cookies, to enhance our customer's online experience by allowing us to customize and display relevant content and advertising. As a response to growing concern over data privacy, third parties, including major browsers, are increasing user agency and increasing privacy controls. The industry-wide shift towards increased user privacy presents a challenge as the advertising industry has yet to find a universally accepted solution to address the impact on targeted advertising. If we are unable to find alternative strategies to address data privacy changes, our ability to provide certain types of advertising may be compromised or may result in lower rates and revenues, and our business results could be materially and adversely affected. In addition, privacy controls may result in difficulties delivering relevant audience targeting and our customer acquisition strategies may become less efficient.

## Risks Related to Macroeconomic Factors

***Volatility in the U.S. and global economies, macroeconomic events, market disruptions, changes in the U.S. or international political environment, and other events outside of our control, have had, and may in the future have, a material and adverse impact on our business, financial condition, and results of operations.***

Current and future conditions in the economy have an inherent degree of uncertainty and are impacted by political, market, health and social events or conditions. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole. It is even more difficult to estimate growth or contraction in various parts, sectors and regions of the economy, including the markets in which we participate. We are currently operating in, and expect for the foreseeable future to continue to operate in, a period of economic uncertainty and market volatility, including as a result of higher inflation, unpredictable interest rates, supply chain disruptions, expanded or retaliatory tariffs, sanctions, quotas or other trade barriers (including recent U.S. tariffs imposed or threatened to be imposed on China, Canada and Mexico and other countries and any retaliatory actions taken by such countries), fluctuating foreign currency exchange rates, changes in governmental administrations, and other geopolitical events. These conditions have had, and may continue to have, a negative impact on our business, including the demand for advertising and advertising revenues.

Advertisers have responded, and may in the future respond, to such economic uncertainty by reducing their budgets or shifting priorities or spending patterns, which has had and could have a material adverse impact on our business. Continued declines in market spend or advertisers' changing priorities in response to any further economic slowdown or decline could have a material adverse impact on our business.

Challenging economic conditions, especially higher inflation and interest rates, have had, and may continue to have, an adverse impact on our consumers and consumer spending, which, in turn, could materially and adversely affect our business. Discretionary purchases, including for our products and services, generally decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence.

Higher interest rates, which may continue to fluctuate, could result in increased borrowing costs which may negatively affect our operating results. We are exposed to potential increases in interest rates associated with our 2029 Term Loan Facility. Further, if the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult to obtain in a timely manner, if at all, or on favorable terms, as well as more costly or dilutive. Further, rising interest rates may negatively impact our ability to sell or dispose of our real estate and other assets which in turn may impact our ability to repay debt.

Our operations in foreign jurisdictions have also been and may be affected by volatile markets, uncertain economies, tariffs, and geopolitical and local events. We have been and will continue to be impacted by fluctuations in foreign currency exchange rates, primarily related to our operations in the U.K.

We have been, and may continue to be, impacted by inflation, higher costs associated with labor, newsprint, ink, printing plates, fuel, delivery costs and utilities, higher interest rates, and supply chain disruptions, including as a result of tariffs or retaliatory tariffs. Global or regional recessions, perceived or actual, higher unemployment and declines in income levels may also materially and adversely affect our business and financial condition.

Adverse changes may also occur as a result of other events outside of our control, including pandemics and other health crises, political uncertainties, hostilities or social unrest, war, terrorism or other similar events, declining oil prices, wavering customer confidence, volatility in stock markets, contraction of credit availability, declines in real estate values, natural disasters, severe weather events (which may occur with increasing frequency and intensity), or other factors affecting economic conditions in general. These changes may negatively affect the sales of our products, increase exposure to losses from bad debts, increase the cost and decrease the availability of financing, or increase costs associated with publishing and distributing our publications. For example, the COVID-19 pandemic and the resulting business and travel restrictions led to decreased demand for our advertising services, as well as reductions in the single copy and commercial distribution of our newspapers. Declining revenue may impair our ability to generate sufficient cash flows to service our existing or any future debt obligations, including the 2029 Term Loan Facility, the 2031 Notes and the 2027 Notes. There can be no assurance that cost constraint actions, if any, taken in response to the pandemic or any future crisis outside our control, will offset possible future impacts of the crisis. Any measures taken to preserve cash flow and defer payments into future periods, such as the deferral of pension obligations in connection with the COVID-19 pandemic, could have a greater impact on cash flow in future periods as we also incur such payments in the normal course of business. Moreover, such measures, and other measures we may implement in the future in response to a crisis, may negatively impact our reputation and our ability to attract and retain employees. See "Risks Related to Pension Obligations and Employees" below. Accordingly, future events outside of our control may have the effect of heightening various risks described in this Annual Report on Form 10-K. Any sustained economic downturn in the U.S. or any of the other countries in which we conduct significant business, other adverse macroeconomic events, market disruptions, or other events outside of our control, could materially and adversely affect our business, operating results, and financial condition.

***Our ability to generate revenues is highly sensitive to the strength of the local economies in which we operate and the demographics of the local communities that we serve.***

Our advertising revenues and, to a lesser extent, circulation revenues, depend upon a variety of factors specific to the communities that our publications serve. These factors include, among others, the size and demographic characteristics of the local population, local economic conditions in general and the economic condition of the retail segments of the communities that our publications serve. Our local operations and the economies we serve are also susceptible to events outside of our control, which can materially and adversely impact our revenues. For instance, weather-related events such as hurricanes or other natural disasters can disrupt local businesses, reduce consumer activity, and displace populations, leading to a decline in advertising and circulation revenues. These events can also cause temporary or long-term business closures in affected areas.

If the local economy, population or prevailing retail environment of a community we serve experiences a downturn, our publications, revenues and profitability in that market could be materially and adversely affected. Our advertising revenues are also susceptible to negative trends in the general economy that affect customer spending and is impacted by other external factors such as competitors' pricing, and advertisers' decisions to increase or decrease their advertising expenditures in response to anticipated consumer demand. The advertisers in our newspapers and other publications and related websites are primarily retail businesses that can be significantly affected by regional or national economic downturns and other developments. For example, many traditional retail companies continue to face greater competition from online retailers and face uncertainty in their businesses, which has reduced and may continue to reduce their advertising spending. Declines in the U.S. economy could also significantly affect key advertising revenue categories, including classified ads such as help wanted, real estate, and automotive.

*The collectability of accounts receivable under adverse economic conditions could deteriorate to a greater extent than provided for in our financial statements and in our projections of future results.*

Adverse economic conditions in the U.S. and in other areas where we operate may increase our exposure to losses resulting from financial distress, insolvency and the potential bankruptcy of our advertising customers. Our accounts receivable is stated at net estimated realizable value, and our allowance for credit losses represents our best estimate of credit exposure and is determined based on several factors, including the length of time the receivables are past due, historical payment trends and current economic factors. If such collectability estimates prove inaccurate, adjustments to future operating results could occur.

*Evolving regulatory matters may impact our business.*

The rules and regulations related to environmental, social and governance ("ESG") and diversity, equity and inclusion ("DEI") matters imposed or proposed by governmental and self-regulatory organizations such as the SEC and the New York Stock Exchange have been changing at a rapid pace. A variety of third-party organizations, institutional investors and customers evaluate the performance of companies on ESG topics, and the results of these assessments are widely publicized. These changing rules, regulations and stakeholder expectations may result in increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. Furthermore, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals, on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected. Also, given the rapidly changing regulatory landscape, we may in the future also face a heightened risk of litigation and compliance obligations in connection with these rules and regulations.

*If our reputation or brand is damaged, our ability to grow our user base, advertiser relationships, and partnerships may be impaired, and our business may be harmed.*

We have developed trusted brands comprised of our national publication, USA TODAY, and local media organizations that provide audiences with essential journalism. We believe our reputation and the trust we have built with our audiences have contributed to our success. We also believe that maintaining and enhancing our brand and reputation is critical to growing our user base, advertiser relationships, and partnerships. Maintaining and enhancing our reputation and brand depends on many factors, including factors that are beyond our control. If our products and services do not work as intended, are utilized in methods not intended, violate the law, or harm individuals or businesses, we may be subject to government investigations, enforcement actions, lawsuits, or other legal claims. These risks, if realized, may increase our costs, damage our reputation, or adversely affect our results of operations. Further, changes in government policies, legislation, and scrutiny may result in heightened compliance requirements and greater risks of litigation and reputational harm. In addition, defending a lawsuit, regardless of its merit, is costly and may divert management's attention and if our business liability insurance coverage is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed. If we fail to successfully promote and maintain our trusted brand or if we suffer damage to the public perception of our brand, our business, operating results, and financial condition may be harmed.

## Risks Related to International Operations

*Our financial results are subject to risks associated with our international operations.*

The Newsquest segment operates in the U.K., and the DMS segment has international sales operations in the U.K., Australia, New Zealand and Canada, as well as campaign support services in India. Revenue from international operations comprised 11% of our total revenue for the year ended December 31, 2024. Our ability to manage these international operations successfully is subject to numerous risks inherent in foreign operations, including:

- Challenges or uncertainties arising from unexpected legal, political, economic, or systemic events, including, for example as a result of the continued impacts of Brexit on the relationship between the U.K. and Europe;
- Difficulties or delays in developing a network of clients in international markets;
- Restrictions on the ability of U.S. companies to do business in certain foreign countries;
- Compliance with legal or regulatory requirements, including with respect to internet services, privacy and data protection, censorship, banking and money transfers, and sale transactions, which may limit or prevent the offering of our products in some jurisdictions or otherwise harm our business;
- International intellectual property laws that may be insufficient to protect our intellectual property or permit us to successfully defend our intellectual property in international lawsuits;

- Difficulties in staffing and managing foreign operations, as well as the existence of workers' councils and labor unions, which could make it more difficult to terminate underperforming employees;
- Currency fluctuations and price controls or other restrictions on foreign currency; and
- Potential adverse tax and legislation consequences, including difficulties in repatriating earnings generated abroad.

Any of the foregoing factors could materially and adversely impact our international operations, which could harm our overall business, operating results, and financial condition.

***Foreign exchange variability could materially and adversely affect our consolidated operating results.***

Our financial statements are denominated in U.S. dollars; however, certain of our operations are conducted in currencies other than our reporting currency because we conduct operations in foreign jurisdictions. For example, Newsquest operates in the U.K., and its operations are conducted in foreign currency, primarily the British pound sterling. Weakening in the British pound sterling to U.S. dollar exchange rate has in the past, and could in the future, diminish Newsquest's contributions to our results of operations. If the value of currency in any of the jurisdictions where we conduct business weakens as compared with the U.S. dollar, our operations in those jurisdictions similarly will contribute less to our results. Since our financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, a currency translation impact on our earnings when the results of those operations that are reported in foreign currencies are translated into U.S. dollars for inclusion in our consolidated financial statements, which could, in turn, have a material adverse effect on our reported results of operations in a given period or in specific markets.

***Domestic and/or foreign jurisdictions may enact gross receipts taxes on our digital services which, if we are required to pay, could materially adversely affect our cash flows and financial condition.***

The U.K. imposes a 2% Digital Services Tax ("DST") that applies to gross revenue of specified digital business models deriving value from participation of their U.K.-based users. The tax is intended to apply to search engines, social media platforms, and online marketplaces. Newsquest's revenue from its small online marketplace is currently below the threshold at which the DST applies. If Newsquest's applicable revenues grew to exceed the threshold and/or if DST was to become applicable more widely to online advertising, we may have to pay additional cash taxes, which could materially and adversely affect our results of operations, financial condition, and cash flows.

In 2024, Canada introduced a Digital Services Tax ("Canadian DST") which imposes a 3% tax on revenues in excess of CAD20 million from digital services. It applies to revenue from online marketplace services, online advertising services, social media services, or the sale or licensing of user data obtained from online marketplaces, social media platforms or online search engines. Currently, our Canadian-source digital revenues are below the Canadian DST threshold. If our relevant revenues surpass the threshold, it could increase our tax complexity and adversely affect our results of operations, financial condition, and cash flows.

Maryland enacted the first tax targeting digital advertising in the United States. The scaled rate between 2.5% and 10% Digital Advertising Gross Revenues Tax will be imposed on annual gross revenues derived from digital advertising services. The rate of tax varies depending on the amount of revenue a company earns. However, as amended, the legislation exempts digital advertising by a "broadcast entity" or a "news media entity." Maryland's new digital advertising tax could be the beginning of a wave of similar new taxes on digital advertising enacted by other states that are experiencing budget shortfalls and economic distress. Adoption of similar taxes in U.S. states, particularly if such states do not exempt broadcast or news media entities, could materially and adversely affect our results of operations, financial condition, and cash flows.

### Risks Related to International Tax Legislation

***Foreign jurisdictions in which we operate may enact rules to address the tax challenges of the digitization of the global economy, such as those from the Organization for Economic Co-operation and Development, which could have a material adverse impact on our consolidated financial statements.***

The Organization for Economic Co-operation and Development (the "OECD")/G20 Inclusive Framework on Base Erosion and Profit Shifting has agreed on a two-pillar approach to address tax challenges arising from the digitalization of the global economy by (i) allocating profits to market jurisdictions ("Pillar One") and (ii) ensuring multinational enterprises pay a minimum level of tax regardless of where the headquarters are located or the jurisdictions in which the company operates ("Pillar Two"). Pillar One targets multinational groups with global revenue exceeding €20 billion and a profit-to-revenue ratio of more than 10%. Companies subject to Pillar One will be required to allocate certain residual profits to market jurisdictions where goods or services are used or consumed. Pillar Two focuses on global profit allocation, ensuring multinational companies with revenues exceeding €750 million are subject to a global minimum tax rate of 15% on income arising in low-tax jurisdictions. In July 2023, the European Union ("EU") enacted Pillar Two legislation introducing an Income Inclusion Rule and a domestic minimum top-up tax to apply for accounting periods beginning on or after December 31, 2023. Similar rules are being or may be implemented in many jurisdictions where we operate. The timing and method of the adoption or implementation of these Pillar Two rules could increase tax complexity and uncertainty in jurisdictions where we conduct business. In January 2025, President Trump issued an executive order which contains a statement requiring the U.S. Secretary of the Treasury to notify the OECD that any commitments made by the prior administration with respect to the OECD's Global Tax Deal (which references Pillars I and II) have no force or effect in the U.S. absent an act by Congress. In addition, the order instructs the U.S. Treasury to investigate whether any foreign countries are not in compliance with any U.S. tax treaty or otherwise have or are likely to put tax rules in place that are extraterritorial or disproportionately affect American companies. The U.S. Secretary of Treasury is instructed to develop and present to the President a list of options for protective measures and actions in response to such noncompliance or tax rules. As a result, this executive order may have a chilling effect on the willingness of other countries to impose or enforce the two-pillars. Currently, we do not expect to be subject to taxes under Pillar One or Pillar Two, but will continue to assess the potential impacts of both on our consolidated financial statements and related disclosures. Any future rules or regulations addressing the tax challenges arising from the digitization of the global economy could have a material adverse effect on our consolidated financial statements.

**Risks Related to Personal Information, Cybersecurity, Artificial Intelligence, and Other Technology**

*Our possession and use of personal information and the use of payment cards by our customers and users present risks and expenses that could harm our business. Unauthorized access to or disclosure or manipulation of such data, whether through breach of our, or our third-party service providers', network security or otherwise, could expose us to liabilities and costly litigation and damage our reputation.*

Our information systems, both online and on-premise, store and process large amounts of confidential employee, subscriber and other user data, such as names, email addresses, phone numbers, addresses, and other personal information. Therefore, maintaining our network and identity security is critical.

In addition, we rely on the technology, systems, and services provided by third-party vendors and outsourced service providers (including cloud-based service providers) to process the personal information of our employees, subscribers and other users, and for a variety of other operations, including encryption and authentication technology, employee email, domain name registration, content delivery to customers, administrative functions (including payroll processing and certain finance and accounting functions), technology functions (including application development and technology support functions) and other operations. Accordingly, we depend on the security of our third-party service providers and business partners to protect these functions and associated data. Unauthorized use of or inappropriate access to our, or our third-party service providers' or business partners' networks, computer systems and services could potentially jeopardize the security of personal information or other confidential information of our customers or users, including payment card (credit or debit) information.

A significant number of our customers authorize us to bill their payment card accounts directly for all amounts charged by us. These customers provide payment card information and other personally identifiable information which, depending on the particular payment plan, may be maintained to facilitate future payment card transactions. Under payment card rules and our contracts with our card processors, if there is a breach of payment card information that we store, we could be liable to the banks that issue the payment cards for their related expenses and penalties. In addition, if we fail to follow payment card industry data security standards, even if there is no compromise of customer information, we could incur significant fines or lose our ability to give our customers the option of using payment cards. If we were unable to accept payment cards, our business would be seriously harmed.

*We regularly face risks related to cybersecurity incidents and threats, including attempts by malicious actors, which may be external or internal threat actors, to breach our security and compromise our information technology systems.*

In addition to the risks related to personal information discussed above, because we are a news reporting organization, cybersecurity risks also include attempts by attackers to manipulate or misrepresent our news reporting. Attackers may use a blend of technology and social engineering techniques (including denial of service attacks, phishing attempts intended to induce our employees and users to disclose information or unwittingly provide access to systems or data, and other techniques) to disrupt service or exfiltrate data. Cybersecurity incidents and threats are constantly evolving, increasing the difficulty of detecting and successfully defending against them. We and the third parties with which we work may be more vulnerable to the risk from activities of this nature as a result of operational changes such as significant increases in remote work. To date, no cybersecurity incidents or threats have had, either individually or in the aggregate, a material adverse effect on our business, financial condition, or results of operations.

Our systems, and those of the third parties with which we work and on which we rely, also may be vulnerable to interruption or damage that can result from the effects of natural disasters or climate change (such as increased storm severity and flooding); fires; power, systems or internet outages; acts of terrorism; pandemics; or other similar events.

Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we or our third-party service providers or business partners may be unable to anticipate these techniques or to implement adequate preventative measures. Non-technical means, such as actions or omissions by an employee or contractor, can also result in a data breach or other cybersecurity incident. A party that is able to circumvent our security measures could misappropriate our proprietary information or the information of our vendors, business partners, customers or users, cause interruption in our operations, or damage our computers or those of our vendors, business partners, customers or users. As a result of any such breaches or incidents, vendors, business partners, customers, users or other third parties may assert claims of liability against us and these activities may subject us to governmental fines or penalties, legal claims, adversely impact our reputation, and interfere with our ability to provide our products and services, all of which may have an adverse effect on our business, financial condition, and results of operations. The coverage and limits of our insurance policies may not be adequate to reimburse us for losses caused by security breaches or other cybersecurity incidents.

We have implemented controls and taken other preventative measures designed to strengthen our systems against such cybersecurity incidents and threats, including measures designed to reduce the impact of a security breach at our third-party vendors and outsourced service providers. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to develop, implement and maintain. These efforts require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated and may limit the functionality of or otherwise negatively impact our products, services, and systems. Although the costs of the controls and other measures we have taken to date have not had a material effect on our financial condition, results of operations or liquidity, the costs and effort to respond to a cybersecurity incident or threat and/or to mitigate any security vulnerabilities that may be identified in the future could be significant.

There can be no assurance that any security measures we, or our third-party service providers, take will be effective in preventing a cybersecurity incident that could have a material impact on us. We may need to expend significant resources to protect against security incidents or to address problems caused by such incidents. If an actual or perceived incident or breach of our security occurs, the perception of the effectiveness of our security measures could be harmed and we could lose customers or users. Failure to protect confidential customer data or to provide customers with adequate notice of our privacy policies could also subject us to liabilities imposed by international or United States federal and state regulatory agencies or courts. We could also be subject to evolving international, federal and state laws that impose data breach notification requirements, specific data security obligations, or other customer privacy-related requirements. Our failure to comply with any of these laws or regulations may have an adverse effect on our business, financial condition, and results of operations.

***Privacy and security-related laws and other data security requirements are constantly evolving and may increase our compliance costs and potential for liability, either of which may have an adverse effect on our business, financial condition, and results of operations.***

Many jurisdictions have enacted or are considering enacting privacy or data protection laws and regulations that apply to the processing or protection of personal information. For example, the General Data Protection Regulation adopted by the EU and the Data Protection Act of 2018 in the U.K. impose stringent data protection requirements and significant penalties for noncompliance; California's Consumer Privacy Act created data privacy rights, which other states have implemented as well. By the end of 2025, we expect there will be 17 U.S. state data privacy laws in effect. These laws and regulations may impose notification requirements, notice and consent requirements and specific data security obligations, and may also provide for a private right of action or statutory damages. In addition, all 50 U.S. states have data breach notification laws. The compliance costs and operational burdens imposed by these laws and regulations could be significant. Failure to protect confidential personal data, provide individuals with adequate notice of our privacy policies, our use of AI products or services, or obtain required valid consent, could subject us to liabilities imposed by the jurisdictions where we operate. Further, because some of our products and services are available on the internet, we may be subject to laws or regulations exposing us to liability or compliance obligations even in jurisdictions where we do not have a substantial presence.

Existing privacy-related laws and regulations are evolving and are subject to potentially differing interpretations. In addition, cure periods under various state privacy laws that were in effect when the laws were first enacted have expired or will expire, meaning non-compliance with such laws would result in exposure to immediate penalties without a grace period.

Various federal and state legislative and regulatory bodies, as well as foreign legislative and regulatory bodies, may expand current laws or enact new laws regarding privacy and data protection or increase enforcement efforts under existing laws. For example, the EU's anticipated ePrivacy Regulation is expected to impose, with respect to electronic communications and website cookies, additional data protection and data processing requirements beyond those of the current EU ePrivacy Directive. In addition, various regulatory bodies have increased privacy-related enforcement efforts, such as the Federal Trade Commission's enforcement activities relating to misleading privacy disclosures. Any failure or perceived failure by us, or the third-party service providers upon which we rely, to comply with laws and regulations that govern our business operations, as well as any failure or perceived failure by us, or the third-party service providers upon which we rely, to comply with our own posted policies, could result in claims against us by governmental entities or others, negative publicity and a loss of confidence in us by our customers, users and advertisers. Each of these potential consequences could materially adversely affect our business and results of operations.

***We use AI and may use other new technologies in our business. Challenges with properly managing their use by us or third parties could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations***.

We have incorporated and will likely continue to incorporate AI solutions, products, and services including those both developed in-house as well as third party AI products and services, as well as and other new technologies into our platform, offerings, services and features, and these applications have become important and may become more important in our operations over time. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. If our competitors and other third parties adopt AI applications that use our content without end users visiting our network of websites, our digital advertising and subscription revenues could be reduced and we could lose additional monetization opportunities. The introduction of AI applications into our business may disrupt our relationship with employees and/or result in labor disputes if the AI tools are viewed as displacing work from newsrooms, which could adversely affect our business and results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing, or our descriptions of our AI use in contexts where we make AI disclosures, are or are alleged to be deficient, inaccurate, or biased, our reputation, business, financial condition, and results of operations may be adversely affected.

The use of AI applications may result in cybersecurity incidents that implicate the personal data of end users of such applications or other confidential data. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations and expose us to civil litigation and/or regulatory actions. AI applications also introduce risks to our ability to protect our intellectual property, to the extent large language models have used our content to train AI tools. Similarly, if we use open-source AI applications, we could be subject to claims of infringement of others' intellectual property, which could adversely affect our business and results of operations.

AI also presents emerging ethical and legal issues and our use of AI may result in brand or reputational harm, competitive harm, or legal liability. The EU and several U.S. states including California, Colorado and Utah have recently enacted AI-focused consumer protection laws. The rapid evolution of AI, including current and future regulation of AI, could significantly impact our business and will require significant resources to develop, test and maintain our platform, offerings, services, and features to help us implement AI ethically and in a compliant manner in order to minimize unintended, harmful impacts.

***Defects, delays, or interruptions in the cloud-based hosting services we utilize, both directly and indirectly, could adversely affect our systems, reputation and operating results.***

Third-party subscription-based software services as well as public cloud infrastructure services are utilized to provide solutions for many of our computing and bandwidth needs. Any interruptions to these services generally could result in the unavailability of our content sites, and interruptions in service to our subscribers and advertisers and/or our critical business functions, notwithstanding any contractual service level commitments, business continuity or disaster recovery plans or agreements that may currently be in place with some of these providers. This could result in unanticipated downtime and/or harm to our operations, reputation, and operating results. A transition from these services to different cloud providers would be difficult to implement and cause us to incur significant time and expense. In addition, if hosting costs increase over time and/or if we require more computing or storage capacity as a result of subscriber growth or otherwise, our costs could increase disproportionately.

**Additional Risks Related to Our Business**

***Any significant increase in newsprint costs or disruptions in our newsprint supply chain, including as a result of manufacturing facility closures and on-going capacity shifts between newsprint and specialty paper grades, transportation and other issues that are challenging supplier deliveries, increased demand, and inflationary pressures, may materially and adversely affect our business, results of operations and financial condition.***

Our ability to supply the needs of our print operations depends upon the continuing availability of newsprint at an acceptable price, and our results of operations may be impacted significantly by changes in newsprint prices. The price of newsprint has historically been volatile, and a number of factors may cause prices to increase, including capacity reductions through the closure and consolidation of newsprint mills or the conversion of newsprint mills to other products or grades of paper, which has reduced the number of newsprint suppliers over the years. North American newsprint is supplied by nine manufacturers with only three mills in the United States. Offshore exports are approximately 50% of total North America shipments and will increase as domestic demand declines and global newsprint capacity is removed. North American suppliers are becoming a larger share of the global market and domestic supply is susceptible to supply chain disruptions and pricing volatility tied to economic and geopolitical factors, including tariffs and retaliatory tariffs. We may not be able to secure alternative providers quickly and cost-effectively, which could disrupt our printing and distribution operations or increase the cost of printing and distributing our newspapers. Shortages of newsprint have historically resulted in, and may in the future result in, higher prices. We generally maintain only a 30- to 55-day inventory of newsprint. The timely procurement of necessary production materials is critical and any significant increase in the cost of newsprint, or undersupply or other significant disruption in the newsprint supply chain, could have a material adverse effect on our business, results of operations and financial condition.

***The value of our goodwill and intangible assets may become impaired, which could materially and adversely affect future reported results of operations.***

Our goodwill and indefinite-lived intangible assets, which include mastheads, are subject to annual impairment testing, and more frequent testing upon the occurrence of certain events or significant changes in our circumstances, to determine whether the fair value of such assets is less than their carrying value. In such a case, a non-cash charge to earnings may be necessary in the relevant period, which could materially and adversely affect future reported results of operations. At December 31, 2024, the carrying value of our goodwill, indefinite-lived intangible assets and amortizable intangible assets was $530.0 million, $166.7 million and $263.7 million, respectively.

We performed goodwill and indefinite-lived intangible impairment tests in the fourth quarter of 2024 with the assistance of third-party valuation specialists and determined that there were no goodwill or intangible impairments.

Management assumptions used to calculate fair value are highly subjective and involve forecasts of future economic and market conditions and their impact on operating performance. Changes in key assumptions impacting the analyses could result in the recognition of additional impairment. There can be no assurance that we will not be required to take an impairment charge in the future which could have a material adverse effect on our results of operations. While we believe our judgments represent reasonably possible outcomes based on available facts and circumstances, adverse changes to the assumptions, including those related to macroeconomic factors, comparable public company trading values and prevailing conditions in the capital markets, could lead to future declines in the fair value of a reporting unit. If our future operating results are not in line with the cash flow forecasts underlying our impairment analysis, we could have an impairment of our goodwill or intangible assets in the future and such impairment could materially affect our operating results. We continually evaluate whether current factors or indicators, such as prevailing conditions in the business environment, capital markets or the economy generally, and actual or projected operating results, require the performance of an interim impairment assessment of goodwill, as well as other long-lived assets. For example, any significant shortfall, now or in the future, in advertising revenues or subscribers and/or consumer acceptance of our products could lead to a downward revision in the fair value of certain reporting units.

***We may not be able to protect intellectual property rights upon which our business relies and, if we lose intellectual property protection, our assets may lose value.***

Our business depends on our intellectual property, including, but not limited to, our titles, mastheads, content and proprietary software, which we may attempt to protect through patents, copyrights, trade laws and contractual restrictions, such as confidentiality agreements. We believe our proprietary and other intellectual property rights are important to our success and our competitive position.

Despite our efforts to protect our proprietary rights, unauthorized third parties may attempt to copy or otherwise obtain and use our content, services and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchants, or unauthorized use of these rights. If we are unable to procure, protect and enforce our intellectual property rights, we may not realize the full value of these assets, and our business may suffer. If we must litigate to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of third parties, such litigation may be costly and divert the attention of our management from day-to-day operations.

***We are subject to environmental and employee safety and health laws and regulations that could cause us to incur significant compliance expenditures and liabilities.***

Our operations are subject to federal, state and local laws and regulations pertaining to the environment, storage tanks and the management and disposal of wastes at our facilities. Under various environmental laws, a current or previous owner or operator of real property may be liable for contamination resulting from the release or threatened release of hazardous or toxic substances or petroleum at that property. Such laws often impose liability on the owner or operator without regard to fault, and the costs of any required investigation or cleanup can be substantial. Although in connection with certain of our acquisitions we have rights to indemnification for certain environmental liabilities, these rights may not be sufficient to reimburse us for all losses that we might incur if a property acquired by us has environmental contamination. In addition, although in connection with certain of our acquisitions we have obtained insurance policies for coverage for certain potential environmental liabilities, these policies have express exclusions to coverage as well as express limits on amounts of coverage and length of term. Accordingly, these insurance policies may not be sufficient to provide coverage for us for all losses that we might incur if a property acquired by us has environmental contamination.

Our operations are also subject to various employee safety and health laws and regulations, including those pertaining to occupational injury and illness, employee exposure to hazardous materials and employee complaints. Environmental and employee safety and health laws tend to be complex, comprehensive and frequently changing. As a result, we may be involved from time to time in administrative and judicial proceedings and investigations related to environmental and employee safety and health issues. These proceedings and investigations could result in substantial costs to us, divert our management's attention and adversely affect our ability to sell, lease or develop our real property. Furthermore, if it is determined that we are not in compliance with applicable laws and regulations, or if our properties are contaminated, it could result in significant liabilities, fines or the suspension or interruption of the operations of specific printing facilities. Future events, such as changes in existing laws and regulations, new laws or regulations or the discovery of conditions not currently known to us, may give rise to additional compliance or remedial costs that could be material.

***We may not be able to generate future taxable income which may prevent our realization of deferred tax assets or require us to establish additional valuation allowances which could materially and adversely affect future reported results of operations.***

We have deferred tax assets reported on our balance sheet, net of valuation allowances and deferred tax liabilities of $56.1 million. If we do not generate taxable income in future years, we may be required to establish a valuation allowance against the deferred tax assets that are not currently valued.

### Risks Related to Pension Obligations and Employees

***We are required to use a portion of our cash flows to make contributions to our pension and postretirement plans, which diverts cash flow from operations, and the amount of required future contributions may be difficult to estimate.***

We, along with our subsidiaries, sponsor various defined benefit retirement plans, including plans established under collective bargaining agreements. Our retirement plans include (i) the Gannett Retirement Plan (the "GR Plan"), (ii) the Gannett Retirement Plan for Certain Union Employees, (iii) the Newsquest Pension Scheme in the U.K., (iv) the Newspaper Guild of Detroit Pension Plan, (v) the George W. Prescott Publishing Company Pension Plan and (vi) the Times Publishing Company Defined Benefit Pension Plan.

We also participate in certain multiemployer pension plans and because of the nature of multiemployer pension plans, there are risks to us associated with participation in these plans. For example, in the event of the termination of a multiemployer pension plan, or a complete or partial withdrawal from a multiemployer pension plan, under applicable law we could incur material withdrawal liabilities. For the year ended December 31, 2024, we recorded $24.5 million related to withdrawal liabilities which were expensed as a result of ceasing contributions to multiemployer pension plans in which we formerly participated.

Our pension plans invest in a variety of equity and debt securities. Future volatility and disruption in the equity and bond markets could cause declines in the asset values of our pension plans. As of December 31, 2024, the value of our pension assets exceeded our pension benefit obligations and our retirement plans were overfunded by approximately $156.6 million on a U.S. generally accepted accounting principles ("U.S. GAAP") basis.

Our ability to make contribution payments will depend on our future cash flows, which are subject to general economic, financial, competitive, business, legislative, regulatory, and other factors beyond our control. Various factors, including future investment returns, interest rates, longevity, and potential pension legislative changes, may impact the timing and amount of future pension contributions.

***The loss of the services of any of our key personnel, reduced staffing levels, or our inability to attract qualified personnel in the future may materially and adversely affect our ability to operate or grow our business effectively.***

The success of our business depends heavily on our ability to attract and retain knowledgeable, experienced personnel that execute critical functions for us, any of whom may be difficult to replace. It will also be necessary for us to be able to continue to attract, retain and engage such qualified personnel in the future. Demand for experienced, capable talent remains highly competitive. As we continue to implement our business strategy and transform the organization, cost control initiatives have resulted in a reduced workforce, causing management to operate with reduced capacity in some areas of our business. Reduced staffing levels may materially and adversely affect our ability to conduct our operations and other functions effectively and impact our profitability and cash flow, especially under economic pressures. Further, if we are unable to have competitive compensation programs, the incentives provided by our securities or by other compensation and benefits arrangements are ineffective, or there are perceived or actual limitations for growth opportunities, we may experience increased turnover and loss of critical capabilities. Reduced talent acquisition capacity, limited employee investment and industry pressures, may further challenge our ability to hire in a competitive market. While we have entered into letter agreements with certain of our key personnel, these agreements do not ensure that such personnel will continue in their present capacity with us for any particular period of time and we do not have agreements with all of our critical personnel. Further, we do not have key employee insurance for any of our current management or other key personnel. The loss of any key personnel or critical employee would require our remaining key personnel to divert immediate and substantial attention to seek a replacement. The loss of the services of any of our existing key personnel, including senior officers and critical talent, as a result of competition or for any other reason, or an inability to find a suitable replacement for any departing key employee on a timely basis could materially and adversely affect our ability to operate or grow our business.

***We rely on equity-based compensation to attract, retain, and motivate our key employees, which may result in price pressures on our Common Stock, stockholder dilution and increased usage of shares under our equity incentive plan during periods in which our stock price is depressed. Our ability to continue a competitive long-term equity-based incentive program required to attract and retain talent may be hindered, and alternative incentive models may cause our cash flows to be reduced.***

We rely upon equity awards including stock option awards, restricted stock awards, restricted stock units and preferred stock units as a component of our employee and director compensation programs to align our directors', officers' and employees' interests with the interests of our stockholders, to attract and retain key talent and provide competitive compensation packages. During periods in which our stock price declines, we may be required to issue equity awards under the terms of our existing incentive plan covering a larger number of shares than anticipated to meet the current market level of compensation required to retain key employees given the strong demand for talent. We also may be required to use a greater percentage of our cash flow for incentive, retention and hiring payments, which would reduce the cash flow available for other purposes and could have a material adverse effect on our ability to attract and retain talent necessary to run our business. Our stock price also may face incremental downward pressure as employees sell more shares into the market than anticipated. In addition, stockholders may experience additional dilution to the extent we are required to seek, and we obtain, stockholder approval to expand the size of our employee equity incentive pool in order to maintain a competitive compensation position.

***A shortage of skilled or experienced employees with the capabilities necessary to support our business strategies, or our inability to retain such employees, could pose a risk to achieving our business objectives, which could materially adversely affect our business and profitability.***

Production and distribution of our various publications and service lines requires skilled and experienced employees. We need to hire and retain qualified employees to support our business strategies. We may be constrained in hiring and retaining sufficient qualified employees due to general labor shortages, shifts in workforce availability or interest in our sector, any hiring freeze we have or may in the future impose, any pandemic or public health crises, or due to challenging macroeconomic market conditions. A shortage of such employees, as well as increased turnover rates, could have an adverse impact on our productivity and costs, our ability to expand, develop and distribute new products, our entry into new markets, and our ability to achieve our business goals. The cost of retaining or hiring such employees could exceed our expectations, which could materially and adversely affect our results of operations and continued labor constraints may limit our profitability due to the impact of rising wages.

***A number of our employees are unionized, and our business and results of operations could be materially adversely affected if current or additional labor negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations.***

As of December 31, 2024, we employed approximately 8,900 employees in the U.S., of whom approximately 1,500 (or approximately 17%) were represented by seven unions. Of the unionized employees, 50% are in five states: Michigan, Rhode Island, New Jersey, Arizona, and Ohio and represented 15%, 10%, 9%, 8%, and 8% of all our union employees, respectively.

Although the Rochester Democrat and Chronicle engaged in a short-lived strike in 2024, our other newspapers have not experienced a union strike in the recent past nor do we anticipate a union strike to occur, we cannot preclude the possibility that a strike may occur at one or more of our newspapers at some point in the future. We believe that, in the event of a newspaper strike, we would be able to continue to publish and deliver to subscribers, which is critical to retaining advertising and circulation revenues, although there can be no assurance of this. Further, settlement of actual or threatened labor disputes or an increase in the number of our employees covered by collective bargaining agreements can have unknown effects on our labor costs, productivity and flexibility.

### Risks Related to the Termination of our Relationship with our Former Manager

***Our Former Manager is not liable to us for certain acts or omissions performed in accordance with, and prior to the termination of, the Former Management Agreement, and for certain matters in connection with the termination of our relationship with the Former Manager, and we may incur liability for such acts or omissions.***

Pursuant to, and prior to the termination of, the Former Management Agreement, the Former Manager assumed no responsibility other than to render the services called for thereunder in good faith and was not responsible for any action of our Board of Directors in following or declining to follow its advice or recommendations. The Former Manager, its members, managers, officers and employees are not liable to us or any of our subsidiaries, to our Board of Directors, or our or any subsidiary's stockholders or partners for any acts or omissions by the Former Manager, its members, managers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Former Manager's duties under the Former Management Agreement that occurred prior to its termination. Pursuant to the Termination Agreement, our indemnification obligations to the Former Manager and its affiliates under the Former Management Agreement survive its termination indefinitely. In addition, pursuant to the Termination Agreement, the Former Manager will be held harmless with respect to certain acts and omissions performed in connection with the Termination Agreement except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Former Manager's performance under the Termination Agreement. As a result, we may incur liabilities as a result of certain acts or omissions by the Former Manager, which could materially and adversely impact our business and results of operations.

### Risks Related to our Common Stock

***Our stock price is subject to volatility and there can be no assurance that the market for our stock will provide adequate liquidity.***

The market price of our Common Stock may fluctuate widely, depending upon many factors, some of which may be beyond our control. These factors include, without limitation:

- Risks and uncertainties associated with public health matters and other events outside of our control;
- Our business profile and market capitalization may not fit the investment objectives of any stockholder;
- A shift in our investor base;
- Our quarterly or annual earnings, or those of other comparable companies;
- Actual or anticipated fluctuations in our operating results;
- Risks relating to our ability to meet long-term forecasts;

- Announcements by us or our competitors of significant investments, acquisitions or dispositions, strategic developments and other material events;
- The failure of securities analysts to cover our Common Stock;
- Changes in earnings estimates by securities analysts or our ability to meet those estimates;
- The operating and stock price performance of other comparable companies;
- Negative public perception of us, our competitors, or industry;
- Overall market fluctuations or volatility, including, but not limited to, as a result of changes in political or other conditions affecting the financial and capital markets;
- Changes in accounting standards, policies guidance, interpretations or principles; and
- General economic conditions.

In addition, our Board of Directors has authorized the repurchase of up to $100 million of our Common Stock (the "Stock Repurchase Program"). The amount and timing of the purchases, if any, will depend on a number of factors, including, but not limited to, the price and availability of the shares, trading volume, capital availability, Company performance and general economic and market conditions. Further, future repurchases under our Stock Repurchase Program may be subject to various conditions under the terms of our various debt instruments and agreements, unless an exception is available or we obtain a waiver or similar relief. The Stock Repurchase Program will continue in effect until the approved dollar amount has been used to repurchase shares or the program is terminated by further action of the Board of Directors. This repurchase program has no termination date and may be suspended or discontinued at any time. The Stock Repurchase Program does not require us to repurchase any specific number of shares of Common Stock or any shares of Common Stock at all. We cannot assure stockholders that any specific number of shares of Common Stock, if any, will be repurchased under the Stock Repurchase Program. The Company does not currently anticipate repurchasing any shares of Common Stock during the first quarter of 2025. Our stock repurchases, if any, could affect the trading price of our stock, the volatility of our stock price, reduce our cash reserves, and may be suspended or discontinued at any time, which may result in a decrease in our stock price.

Further, stock markets in general and recently have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our Common Stock. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our Common Stock to fluctuate, which may limit or prevent investors from readily selling their shares of Common Stock and may otherwise negatively affect the liquidity of our Common Stock. Further, an unpredictable or volatile U.S. political environment, including any social unrest and uncertainty as a result of the change in the U.S. presidential administration, could negatively impact business and market conditions, economic growth, financial stability, and business, consumer, investor, and regulatory sentiments, any one or more of which could have a material adverse impact on our stock price, financial condition and results of operations.

***Sales or issuances of shares of our Common Stock, including upon conversion of the 2027 Notes and/or the 2031 Notes, could materially adversely affect the market price of our Common Stock.***

Sales or issuances of substantial amounts of shares of our Common Stock in the public market, or the perception that such sales or issuances might occur, could adversely affect the market price of our Common Stock. The issuance of our Common Stock in connection with property, portfolio or business acquisitions or the settlement of awards that may be granted under our Incentive Plans (as defined below) or otherwise could also have an adverse effect on the market price of our Common Stock.

In accordance with the Investor Agreement among the Company and the holders of the 2027 Notes (the "2027 Holders") and the Registration Rights Agreement among the Company and holders of the 2031 Notes (together with the 2027 Holders, the "Holders"), in each case establishing certain terms and conditions concerning the rights and restrictions on the respective Holders with respect to the Holders' respective ownership of the 2027 Notes or the 2031 Notes, the Holders have certain registration rights with respect to the shares of Common Stock to be issued upon conversion of the 2027 Notes or the 2031 Notes. In addition, Holders who receive Common Stock upon conversion of the 2027 Notes or the 2031 Notes may be able to sell these shares of Common Stock pursuant to any applicable exemption under the Securities Act of 1933, as amended, or the rules promulgated thereunder, including Rule 144, if applicable. If significant quantities of the Common Stock are sold, or if it is perceived that they may be sold, the trading price of the Common Stock could go down.

***We presently have no intention to declare or pay a dividend, the terms of our indebtedness restrict our ability to pay dividends, and we may not be able to pay dividends in the future or at all.***

We presently have no intention to declare or pay a dividend, and there can be no assurance that we will pay dividends in the future.

Our 2029 Term Loan Facility contains terms that restrict our ability to pay dividends or make other distributions. Under the 2029 Term Loan Facility, we can only pay cash dividends up to an agreed-upon amount and provided that the ratio of Total Indebtedness secured on an equal priority basis with the 2029 Term Loan Facility (net of Unrestricted Cash) to Consolidated EBITDA (as such terms are defined in the 2029 Term Loan Facility) does not exceed a specified ratio. The 2031 Notes Indenture contains similar dividend restrictions. The 2031 Notes Indenture also provides that, at any time our Total Gross Leverage Ratio (as defined in the 2031 Notes Indenture) exceeds 1.50 to 1.00 and we approve the declaration of a dividend, we must offer to purchase a principal amount of 2031 Notes equal to the proposed amount of the dividend. This repurchase offer requirement may make it impractical to declare and pay dividends at any time that the requirement is in effect. Stockholders also should be aware that they have no contractual or other legal right to dividends that have not been declared.

Any determination by our Board of Directors regarding dividends will depend on a variety of factors, including our U.S. GAAP net income, free cash flow generated from operations or other sources, liquidity position and potential alternative uses of cash, such as acquisitions, as well as economic conditions and expected future financial results. There can be no guarantee regarding the timing and amount of any dividends. Our ability to pay dividends in the future will depend on our future financial performance, which, in turn, depends on the successful implementation of our strategy and on financial, competitive, regulatory, technical and other factors, general economic conditions, demand and selling prices for our products, and other factors specific to our industry or specific projects, many of which are beyond our control. Therefore, our ability to generate free cash flow depends on the performance of our operations and could be limited by decreases in our profitability or increases in costs, capital expenditures, or debt servicing requirements.

***The percentage ownership of our existing stockholders may be diluted in the future, including upon conversion of the 2027 Notes and/or the 2031 Notes, and holders of the 2031 Notes may possess significant voting power following conversion of the 2031 Notes.***

We have issued and may continue to issue equity in order to raise capital or in connection with future acquisitions and strategic investments, which would dilute investors' percentage ownership in the Company. In addition, a stockholder's percentage ownership may be diluted if we issue equity-linked instruments, such as our 2027 Notes and 2031 Notes. Further, the percentage ownership of our existing stockholders may be diluted in the future as a result of any issuances of our shares upon exercise of any outstanding options, or issuances of shares under our equity incentive plans.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, a stockholder's ownership interest in the Company may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect a stockholder's rights. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures, declaring dividends or placing limitations on our ability to acquire, sell or license intellectual property rights.

The percentage ownership of our existing stockholders may be diluted in the future as result of the issuance of Common Stock due to conversion of the 2027 Notes or the 2031 Notes. Each 2027 Note and each 2031 Note may be converted into shares of Common Stock at an initial conversion rate of 200 shares of Common Stock per $1,000 principal amount of Notes (subject to adjustment as provided in the Indenture, the "Conversion Rate"). Based on the number of shares outstanding on February 14, 2025, conversion of all of the 2027 Notes and all of the 2031 Notes into Common Stock (assuming no adjustments to the Conversion Rate) would result in the issuance of an aggregate of 52.4 million shares of the Common Stock representing approximately 26% of the shares outstanding as of February 14, 2025 and conversion of all of the 2027 Notes and 2031 Notes into Common Stock (assuming the maximum increase in the Conversion Rate as a result of certain events, including, subject to exceptions as described in the Indenture, the acquisition of 50% or more of voting power of our securities by a person or group, a stockholder-approved liquidation of us, the delisting of our Common Stock, or certain changes of control, but no other adjustments to the Conversion Rate) would result in the issuance of an aggregate of 166.4 million shares of the Common Stock representing approximately 53% of the shares outstanding as of February 14, 2025. To our knowledge, a majority in aggregate principal amount of the outstanding 2031 Notes are held by entities controlled, managed or advised by a large financial sponsor. In the event that a holder of a majority or even a significant portion of the 2031 Notes were to convert their notes into Common Stock, such a holder could possess significant voting power with respect to our Common Stock and may have interests that are different from, or adverse to, the interests of our other stockholders. From time to time, investors (including holders of a significant portion of the 2031 Notes) may acquire additional 2031 Notes or shares of Common Stock, and we are unable to predict or monitor such ownership.

Any sales in the public market of the Common Stock issuable upon such conversion could adversely affect prevailing market prices of our Common Stock. In addition, the existence of the 2027 Notes and the 2031 Notes may encourage short selling by market participants because the conversion of the 2027 Notes or the 2031 Notes could be used to satisfy short positions. Further, the anticipated possibility of conversion of the 2027 Notes or the 2031 Notes into shares of our Common Stock could depress the price of our Common Stock.

***An "ownership change" could limit our ability to utilize our net operating loss carryforwards and other tax attributes, which could result in our payment of income taxes earlier than if we were able to fully utilize our net operating loss and other tax benefit carryforwards.***

Federal and state tax laws impose restrictions on the utilization of net operating loss ("NOL") carryforwards and other tax attributes in the event of an "ownership change" as defined by Section 382 of the Code ("Section 382"). Generally, an "ownership change" occurs if the percentage of the value of the stock that is owned by one or more direct or indirect "five percent stockholders" increases by more than 50% over their lowest ownership percentage at any time during an applicable testing period (typically, three years). Under Section 382, if a corporation undergoes an "ownership change," such corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its income may be limited. While no "ownership change" has resulted in annual limitations, future changes in our stock ownership, which may be outside of our control, may trigger an "ownership change." In addition, future equity offerings or acquisitions that have equity as a component of the consideration could result in an "ownership change." Furthermore, the issuance of Common Stock upon the conversion of the 2031 Notes or the 2027 Notes (in the event we elect to issue Common Stock upon any such conversions, rather than cash), may trigger an "ownership change." If an "ownership change" occurs in the future, utilization of our NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to us.

***Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and of Delaware law may prevent or delay an acquisition of the Company, which could decrease the trading price of our Common Stock.***

Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions provide for:

- Amendment of provisions in our amended and restated certificate of incorporation and amended and restated bylaws regarding the election of directors, the term of office of directors, the filling of director vacancies and the resignation and removal of directors only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;
- Amendment of provisions in our amended and restated certificate of incorporation regarding corporate opportunity only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;
- Removal of directors only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote in the election of directors;
- Our Board of Directors to determine the powers, preferences and rights of our preferred stock and to issue such preferred stock without stockholder approval;
- Provisions in our amended and restated certificate of incorporation and amended and restated bylaws prevent stockholders from calling special meetings of our stockholders;
- Advance notice requirements applicable to stockholders for director nominations and actions to be taken at annual meetings;
- A prohibition, in our amended and restated certificate of incorporation, stating that no holder of shares of our Common Stock will have cumulative voting rights in the election of directors, which means that the holders of majority of the issued and outstanding shares of our Common Stock can elect all the directors standing for election; and
- Action by our stockholders outside a meeting, in our amended and restated certificate of incorporation and our amended and restated bylaws, only by unanimous written consent.

Stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is considered favorable to stockholders. These anti-takeover provisions could substantially impede the ability of stockholders to benefit from a change in control or a change in our management and Board of Directors and, as a result, may adversely affect the market price of our Common Stock and a stockholder's ability to realize any potential change of control premium.

***Our ability to compete may be materially and adversely affected if adequate capital is not available. In addition, future offerings of debt securities, which would rank senior to our Common Stock upon our liquidation, and future offerings of equity securities, which may be senior to our Common Stock for the purposes of dividend and liquidating distributions, may be dilutive and materially and adversely affect the market price of our Common Stock.***

Our ability to be competitive in the marketplace is dependent on the availability of adequate capital. We may raise additional capital through the issuance of debt or equity securities (including preferred stock) from time to time. There is no guarantee that we will file or have an effective shelf registration statement on file with the SEC, which could impact our ability to engage in future offerings and could impair our ability to raise additional capital quickly in response to changing requirements and market conditions.

In addition, upon liquidation, holders of our debt securities (including holders of our 2031 Notes and 2027 Notes) and preferred stock, if any, and lenders with respect to other borrowings (including the lenders under the 2029 Term Loan Facility) will be entitled to our available assets prior to the holders of our Common Stock. Preferred stock could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to pay dividends to the holders of our Common Stock.

Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Common Stock bear the risk of our future offerings reducing the market price of our Common Stock and diluting the value of their holdings in our stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

**Risk Management and Strategy**

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats (as such term is defined in Item 106(a) of Regulation S-K), including, among other things, operational risks, intellectual property theft, fraud, extortion, harm to employees or customers, violation of privacy or security laws and other litigation and legal risks, and reputational risks.

We employ various processes and controls to aid in our efforts to identify, assess, and manage our material risks from cybersecurity threats and to protect against, detect, and respond to cybersecurity incidents (as such term is defined in Item 106(a) of Regulation S-K). To identify and assess material risks from cybersecurity threats, we consider and gather information with respect to the confidentiality, integrity, and availability of our information systems (as defined in Item 106(a) of Regulation S-K). We have adopted policies and procedures that are designed to assist us with managing identified risks at a system and organizational level and with assessing the materiality of the risk, its severity, and potential mitigations or remediations. Our enterprise risk management program considers cybersecurity threat risks alongside other company risks as part of our overall risk assessment process.

The cybersecurity risk identification process includes: (i) identifying information systems and assets, including physical and virtual devices, software, data, data transfers, external systems, and cloud resources; (ii) reviewing organizational business processes, identities, access, and roles (including privileged access), asset configurations, technology policies, standards, controls, and processes; (iii) determining if those systems or assets process or store customer and/or employee personal data, (iv) analyzing the criticality of systems, assets and business processes and sensitivity of data; and (v) identifying vulnerabilities and threats to the identified systems, assets, data, and processes, from both internal and external sources, including through threat intelligence, previous cybersecurity incidents, and third-party assessments.

Our processes also consider cybersecurity risks associated with our use of third-party service providers and business partners, including those in our supply chain and those who have access to our customer and employee data or our information systems. Identified third-party service provider and business partner risks are managed by our cybersecurity risk management program. In addition, cybersecurity and privacy considerations affect the selection and oversight of our third-party service providers and business partners, as well as third-party specific integration plans. Additionally, we generally require those third parties that could introduce significant cybersecurity or data privacy risk to us to agree by contract to comply with applicable data protection laws, and to manage their cybersecurity risks by implementing appropriate technical and organizational measures, and to agree to be subject to cybersecurity audits, which we conduct as appropriate.

We employ a range of tools and services to inform our risk preparedness, identification, assessment and remediation processes, including, among others, continuous monitoring, regular reoccurring security and compliance activities, training, threat intelligence, business processes, change management, strategic planning, annual assessments, and periodic testing and assessments performed by qualified security personnel and by third-party firms. As part of the above-described processes, we engage with third-party firms to perform independent assessments, including internal and external penetration tests, configuration assessments, security plan and program assessments, compliance assessments, and incident response readiness exercises to help identify areas for continued focus, improvement and/or compliance.

Identified risks are evaluated and assessed by the Company's security review council, comprised of various security, technology, legal and privacy staff members and management. A member of management is assigned as the risk owner and takes an active role in managing the risk, including approving the risk response and risk treatment plan, as well as participating in assessing any residual risk after implementation of the treatment plan. Our Chief Information Security Officer oversees our cybersecurity risk management program.

In the event of a potential material risk, the risk is reported to the Chief Information Security Officer, the Chief Technology Officer, the Chief Privacy Officer and to the legal department and the appropriate member of senior management responsible for the function where the risk has been identified. The risk is then reviewed by the Disclosure Committee, which includes among others, the Company's Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, and Chief Accounting Officer to determine whether the risk is material for disclosure purposes in accordance with applicable rules and regulations.

In 2024, our business strategy, results of operations, and financial condition were not materially affected by risks from cybersecurity threats but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "Risks Related to Cybersecurity and Artificial Intelligence" under Risk Factors in this Annual Report on Form 10-K, which disclosures are incorporated by reference herein.

**Governance**

Cybersecurity is an important part of our risk management processes and an area of increasing focus for our Board of Directors and management. Our Board of Directors is responsible for the oversight of risks from cybersecurity threats. Each quarter or as needed, the Board of Directors receives an overview from management of our cybersecurity program and strategy covering topics such as cybersecurity incidents and response, progress towards pre-determined risk-mitigation-related goals, results from third-party assessments, cybersecurity staffing, compliance status, and material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to any such risks. In such sessions, our Chief Information Security Officer is available to the Board of Directors to discuss any relevant cybersecurity matters. In addition, at least bi-annually, the Chief Information Security Officer and Chief Technology Officer report to the Board of Directors about cybersecurity threat risks, among other cybersecurity related matters.

Our cybersecurity risk management and strategy processes discussed above, are led by our Chief Information Security Officer and Chief Technology Officer, both of whom are Certified Information Systems Security Professionals. Specifically, our Chief Information Security Officer has approximately 10 years of experience developing cybersecurity strategy, incident response, and implementing cybersecurity programs for public media companies and is a certified boardroom Qualified Technology Expert and our Chief Technology Officer has approximately 16 years of experience developing cybersecurity strategy, incident response, and implementing cybersecurity programs.

ITEM 2. PROPERTIES

Our corporate headquarters are located in New York, New York, where we lease approximately 24 thousand square feet, under a lease agreement terminating in May 2031. We also have an executive office in Pittsford, New York, where we lease approximately 7 thousand square feet, under a lease agreement terminating in December 2026.

Our domestic facilities, excluding our corporate headquarters above, occupy approximately 5.3 million square feet in the aggregate, of which approximately 3.9 million square feet are leased from third parties. Many of our local media organizations also have outside news bureaus, sales offices, and distribution centers that are leased from third parties. We own some of the plants that house most aspects of the publication process but in certain locations have outsourced printing or combined the printing of multiple publications.

Newsquest, our subsidiary headquartered in London, U.K., occupies approximately 450 thousand square feet in the U.K. spread over 59 locations. Of this, approximately 300 thousand square feet spread over 48 locations are leased from third parties, including three production facilities. Included in Newsquest's 11 owned premises is one production facility.

Our digital marketing services companies under the brand LocaliQ is headquartered in Woodland Hills, California, and has sales and other offices and data centers in two locations in two states: California and Texas. In addition, LocaliQ has 11 locations in four other countries: Australia, India, New Zealand, and the Netherlands. These properties include leased buildings and data centers. In total, LocaliQ properties occupy approximately 160 thousand square feet. Excluded from total square footage but included in location counts are serviced office spaces.

All of our material real properties owned by our material domestic subsidiaries are mortgaged as collateral for our 2029 Term Loan Facility, 2031 Notes and 2027 Notes. We believe our current facilities, including the terms and conditions of the relevant lease agreements, are adequate to operate our businesses as currently conducted.

## ITEM 3. LEGAL PROCEEDINGS

Information regarding legal proceedings may be found in Note 13 — Commitments, contingencies and other matters — Legal Proceedings of the notes to the Consolidated financial statements, which is incorporated herein by reference.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

**PART II**

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

**Market Information and Holders**

Our common stock, par value $0.01 per share ("Common Stock") trades on the NYSE under the trading symbol "GCI." As of February 14, 2025, there were approximately 3,707 holders of record of our Common Stock.

**Dividends**

We presently have no intention to declare or pay a dividend, and there can be no assurance that we will pay dividends in the future. In addition, the terms of our indebtedness, including the 2029 Term Loan Facility and the 2031 Notes Indenture have terms that restrict our ability to pay dividends.

**Issuer Purchases of Equity Securities**

In February 2022, our Board of Directors authorized the repurchase of up to $100 million (the "Stock Repurchase Program") of our Common Stock, par value $0.01 per share. Repurchases may be made from time to time through open market purchases or privately negotiated transactions, pursuant to one or more plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or by means of one or more tender offers, in each case, as permitted by securities laws and other legal requirements. The amount and timing of the purchases, if any, will depend on a number of factors, including, but not limited to, the price and availability of the Company's shares, trading volume, capital availability, Company performance and general economic and market conditions. The Stock Repurchase Program may be suspended or discontinued at any time. Further, future repurchases under our Stock Repurchase Program may be subject to various conditions under the terms of our various debt instruments and agreements, unless an exception is available or we obtain a waiver or similar relief. The Stock Repurchase Program will continue in effect until the approved dollar amount has been used to repurchase shares or the program is terminated by further action of the Board of Directors. The Stock Repurchase Program does not require us to repurchase any specific number of shares of Common Stock or any shares of Common Stock at all. We cannot assure stockholders that any specific number of shares of Common Stock, if any, will be repurchased under the Stock Repurchase Program.

During the year ended December 31, 2024, we did not repurchase any shares of Common Stock under the Stock Repurchase Program. As of December 31, 2024, the remaining authorized amount under the Stock Repurchase Program was approximately $96.9 million. The Company does not currently anticipate repurchasing any shares of Common Stock during the first quarter of 2025.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**OVERVIEW**

We are a diversified media company with expansive reach at the national and local level dedicated to empowering and enriching communities. We seek to inspire, inform, and connect audiences as a sustainable, growth focused media and digital marketing solutions company. Through our trusted brands, including the USA TODAY NETWORK, comprised of the national publication, USA TODAY, and local media organizations, including our network of local properties, in the United States (the "U.S."), and Newsquest, a wholly-owned subsidiary operating in the United Kingdom (the "U.K."), we provide essential journalism, local content, and digital experiences to audiences and businesses. We deliver high-quality, trusted content with a commitment to balanced, unbiased journalism, where and when consumers want to engage. We prioritize a digital-first strategy, focusing on audience growth and engagement while diversifying revenue streams. Our digital marketing solutions brand, LocaliQ, supports small and medium-sized businesses ("SMBs") with innovative digital marketing products and solutions. Our mission remains to inspire, inform, and connect communities while driving sustainable growth for our customers, advertisers, partners, and shareholders.

We report in three segments: Domestic Gannett Media, Newsquest and Digital Marketing Solutions ("DMS"). We also have a Corporate and other category that includes activities not directly attributable to a specific reportable segment and includes broad corporate functions, such as legal, human resources, accounting, analytics, finance, marketing and technology, as well as other general business costs. A full description of our reportable segments is included in Note 14 — Segment reporting in the notes to the Consolidated financial statements.

**Business Trends**

We have considered several industry trends when assessing our business strategy:

- Print advertising and Print circulation revenues have and are expected to continue to decline as our audience increasingly moves to digital platforms. We seek to optimize our print operations to efficiently manage for the declining print audience. We are focused on growing a digitally-oriented audience across multiple platforms and revenue streams.
- Our revenues and results of operations continue to be influenced by general macroeconomic conditions, including, but not limited to, interest rates, housing demand, employment levels, and consumer confidence. We believe that these factors are contributing to uncertainty, which is resulting in lower levels of advertising performance and reduced spending.
- We rely on third-party platforms from large technology companies, particularly search engines, social media platforms, and emerging technologies. These platforms exert significant control over the visibility and ranking of our content, and their actions can adversely impact traffic, engagement, and revenues. Additionally, these companies can influence both the type of media we acquire and the associated costs. We continue to adapt by diversifying our digital strategies and optimizing content distribution to mitigate these impacts.
- The application of artificial intelligence ("AI") and the rapid rate of change within the AI ecosystem is increasing the pace of change in the media sector.

**Certain Matters Affecting Comparability**

The following items affect period-over-period comparisons and will continue to affect period-over-period comparisons for future results:

*Asset impairments*

For the year ended December 31, 2024, we recorded impairment charges of $46.6 million, of which approximately $46.0 million related to the McLean, Virginia operating lease right-of-use asset and the associated leasehold improvements. For the years ended December 31, 2023 and 2022, we recorded impairment charges of $1.4 million and $1.1 million related to our plan to monetize non-strategic assets.

*Loss (gain on sale or disposal of assets, net*

For the year ended December 31, 2024, we recognized a net loss on the sale of assets of $1.1 million, primarily related to net losses of $1.7 million at the Domestic Gannett Media segment and $0.2 million at our Corporate and other category, partially offset by a net gain of $0.9 million at the Newsquest segment, as part of our plan to monetize non-strategic assets.

For the year ended December 31, 2023, we recognized a net gain on the sale of assets of $40.1 million, primarily related to a net gain of $38.9 million at the Domestic Gannett Media segment due to the sales of production facilities as part of our plan to monetize non-strategic assets, and a gain of $1.4 million at our Corporate and other category related to the sale of intellectual property.

For the year ended December 31, 2022, we recognized a net gain on the sale of assets of $6.9 million, primarily related to a net gain of $6.7 million at the Domestic Gannett Media segment, mainly driven by the sales of production facilities as part of our plan to monetize non-strategic assets.

*Integration and reorganization costs*

For the year ended December 31, 2024, we incurred Integration and reorganization costs of $66.2 million. Of the total costs incurred, $15.1 million were related to severance activities and $51.0 million were related to other reorganization-related costs, including $24.5 million related to withdrawal liabilities, generally paid over a period of approximately 20 years, which were expensed as a result of ceasing contributions to multiemployer pension plans, and $9.7 million expensed as of the cease-use date related to certain licensed content, as well as costs associated with facility consolidation and systems implementation.

For the year ended December 31, 2023, we incurred Integration and reorganization costs of $24.5 million. Of the total costs incurred, $18.5 million were related to severance activities and $6.0 million were related to other costs, including costs for consolidating operations, primarily related to costs associated with systems implementation and the outsourcing of corporate functions, partially offset by the reversal of withdrawal liabilities related to multiemployer pension plans of $6.4 million based on settlement of the withdrawal liabilities.

For the year ended December 31, 2022, we incurred Integration and reorganization costs of $88.0 million. Of the total costs incurred, $57.6 million were related to severance activities and $30.4 million were related to other costs, including a withdrawal liability related to multiemployer pension plans of $8.6 million, which was expensed as a result of ceasing contributions, costs for consolidating operations, primarily related to systems implementation and the outsourcing of corporate functions, and facilities consolidation expenses, primarily associated with exiting a lease.

*Foreign currency*

Our U.K. media operations are conducted through our Newsquest subsidiary. In addition, we have foreign operations in regions such as Canada, Australia, New Zealand and India. Earnings from operations in foreign regions are translated into U.S. dollars at average exchange rates prevailing during the period, and assets and liabilities are translated at exchange rates in effect at the balance sheet date. Currency translation fluctuations may impact revenue, expense, and operating income results for our international operations. For example, our international revenues are favorably impacted as the U.S. dollar weakens relative to other foreign currencies, and unfavorably impacted as the U.S. dollar strengthens relative to other foreign currencies. Foreign currency exchange rate fluctuations positively impacted our revenues and profitability during the year ended December 31, 2024.

**Strategy**

We are committed to inspiring, informing and connecting audiences as a sustainable, growth-focused media and digital marketing solutions company. Our strategy is rooted in three operating pillars: (i) expanding our reach and engagement, (ii) diversifying our digital revenues, and (iii) strengthening our capital structure, all supported by what we believe is a stable and increasingly agile foundation which we continue to optimize as the business and industry evolves. We believe our strategy will allow us to continue our evolution to a sustainable, growth-focused media and digital marketing solutions company.

*Foundation for ongoing growth*

We continue to optimize and improve our infrastructure – through ongoing systems consolidations and migrations, improving process workflows, leveraging evolving technology, and ensuring we have the synergy across the organization expected to deliver the stabilization required to fuel our plan into the future. We also continue to invest in our people and in the skills needed to support our future aims and to retain our talent by remaining an attractive place to work.

### Three operating pillars

*Expand reach and engagement with our customer segments*

We believe that a key to our ongoing growth is expanding our base – including clients in our DMS segment and audience in our Domestic Gannett Media and Newsquest segments – and optimizing our revenue streams across this growing base.

As of December 31, 2024, we have built one of the largest digital audiences in the U.S. media sector, both locally and nationally. For both the Domestic Gannett Media and Newsquest segments, we seek to continue to strengthen the connection with our audience by providing relevant content and expanded offerings that resonate with our readers. We believe a scaled, engaged audience is the catalyst for creating diversified, predictable, and repeatable digital revenues.

In our DMS segment, we seek to enhance our customer acquisition efforts by targeting client profiles and broadening our product portfolio. By capitalizing on our domain expertise, we aim to grow our addressable market and provide comprehensive solutions that meet the evolving needs of our clients.

*Diversify digital revenues*

We expect to continue to expand the ways that we grow digital revenues through creating a diverse portfolio of meaningful digital revenue streams and employing a holistic monetization strategy that maximizes revenue opportunities across the spectrum and tailors such opportunities based on individual consumer habits.

Our strategy aims to allow us to more fully monetize the numerous visitors to our digital platforms, approximately 193 million[a][b] unique monthly visitors during 2024, capitalizing on every interaction. Each interaction is an opportunity to present a digital advertising offering, a digital-only subscription, an e-commerce opportunity, or to reach consumers more broadly who access our content via our paid syndication partners. By optimizing our interactions with readers, we aim to fully leverage our digital portfolio of products and maximize the overall revenue opportunity while providing each consumer with a meaningful experience.

Likewise, our digital marketing solutions business is focused on optimizing and expanding our core digital marketing services products and solutions while enhancing our portfolio with an Artificial Intelligence ("AI") powered software solution, which we expect to increase our addressable market, improve retention, and increase Core platform revenues. Refer to "Key Performance Indicators" below for further discussion of Core platform revenues.

*Strengthen our capital structure*

We remain focused on reducing debt, generating consistent cash flow, and creating flexibility to reinvest in growth initiatives. We believe this disciplined approach supports our ability to innovate and adapt while ensuring long-term financial health.

### Macroeconomic Environment

We are exposed to certain risks and uncertainties caused by factors beyond our control, including economic and political instability and other geopolitical events. We believe that these uncertain economic conditions have adversely impacted and may continue to have an adverse impact on our revenues, and the occurrence of these factors has resulted in a reduction in demand for our print and digital advertising, reduced the rates for our advertising, and caused marketers to shift, reduce or stop spend.

We are exposed to potential increases in interest rates associated with our new $900.0 million five-year first lien term loan facility (the "2029 Term Loan Facility"), which as of December 31, 2024, accounted for approximately 76% of our outstanding debt, as well as fluctuations in foreign currency exchange rates, primarily related to our operations in the U.K. We expect continued uncertainty and volatility in the U.S. and global economies which will continue to impact our business. See "Item 1A — Risk Factors" in this Annual Report on Form 10-K.

### Seasonality

We experience seasonality in our revenues. The Domestic Gannett Media segment typically witnesses the greatest impact from seasonality in the third quarter, primarily attributed to reduced population in seasonal markets and decreased holiday related spending. The DMS segment generally experiences the greatest impact from seasonality in the first half of the fiscal year, which can be attributed to the advertising needs of specific verticals, which are generally lower in the first half of the year.

**Environmental, Social and Governance ("ESG") Initiatives**

As a leading media organization, our longstanding corporate social responsibility position is driven by our deep commitment to our communities. We are dedicated to ensuring that we have mindful and ethical business practices that positively impact our world. In early 2024, we published our 2024 ESG Report detailing the progress we made on our U.N. Sustainable Development Goals ("U.N. SDGs") that include Reduced Inequalities, Climate Action, and Peace, Justice, and Strong Institutions. The 2024 ESG Report highlighted several key achievements, such as improvements to our workplace diversity, further reductions in our total paper consumption, and the successful completion of our inaugural climate disclosure project questionnaires for climate change and forests.

We are committed to ensuring our coverage is widely available, actively promoted across our media sites and marketed to our millions of registered users. In January 2025, we published our network-wide 2024 Journalism Impact Report, which highlighted what we believe are the most influential articles we produced in 2024 and covers topics such as coverage on inclusion, diversity and equity as well as climate change. We are committed to the ongoing publishing of an annual network-wide Journalism Impact Report, which surfaces the top stories we produced that led to action.

## RESULTS OF OPERATIONS

### Consolidated Summary

A summary of our consolidated results is presented below:

| | | | | **Year ended December 31,** | | | |
|---|---|---|---|---|---|---|---|
| *In thousands, except per share amounts* | **2024** | **2023** | **$ Change** | **% Change** | **2022** | **$ Change** | **% Change** |
| **Revenues:** | | | | | | | |
| Digital advertising | $ 346,378 | $ 333,611 | $ 12,767 | 4 % | $ 357,346 | $ (23,735) | (7)% |
| Digital marketing services[a] | 476,049 | 476,958 | (909) | — % | 467,909 | 9,049 | 2 % |
| Digital-only subscription | 188,828 | 155,621 | 33,207 | 21 % | 132,618 | 23,003 | 17 % |
| Digital other | 92,396 | 84,180 | 8,216 | 10 % | 80,707 | 3,473 | 4 % |
| **Digital** | **1,103,651** | **1,050,370** | **53,281** | **5 %** | **1,038,580** | **11,790** | **1 %** |
| | | | | | | | |
| Print advertising | 525,800 | 576,545 | (50,745) | (9)% | 670,882 | (94,337) | (14)% |
| Print circulation | 650,047 | 772,200 | (122,153) | (16)% | 952,019 | (179,819) | (19)% |
| Commercial and other[b] | 229,817 | 264,435 | (34,618) | (13)% | 283,822 | (19,387) | (7)% |
| **Print and commercial** | **1,405,664** | **1,613,180** | **(207,516)** | **(13)%** | **1,906,723** | **(293,543)** | **(15)%** |
| | | | | | | | |
| **Total revenues** | **2,509,315** | **2,663,550** | **(154,235)** | **(6)%** | **2,945,303** | **(281,753)** | **(10)%** |
| | | | | | | | |
| **Total operating expenses[a]** | **2,552,153** | **2,577,279** | **(25,126)** | **(1)%** | **2,978,902** | **(401,623)** | **(13)%** |
| Operating (loss) income | (42,838) | 86,271 | (129,109) | *** | (33,599) | 119,870 | *** |
| Non-operating expenses | 34,835 | 92,436 | (57,601) | (62)% | 43,307 | 49,129 | *** |
| **Loss before income taxes** | **(77,673)** | **(6,165)** | **(71,508)** | *** | **(76,906)** | **70,741** | **(92)%** |
| (Benefit) provision for income taxes | (51,286) | 21,729 | (73,015) | *** | 1,349 | 20,380 | *** |
| **Net loss** | **(26,387)** | **(27,894)** | **1,507** | **(5)%** | **(78,255)** | **50,361** | **(64)%** |
| Net loss attributable to noncontrolling interests | (33) | (103) | 70 | (68)% | (253) | 150 | (59)% |
| **Net loss attributable to Gannett** | **$ (26,354)** | **$ (27,791)** | **$ 1,437** | **(5)%** | **$ (78,002)** | **$ 50,211** | **(64)%** |
| | | | | | | | |
| Loss per share attributable to Gannett - basic | $ (0.18) | $ (0.20) | $ 0.02 | (10)% | $ (0.57) | $ 0.37 | (65)% |
| Loss per share attributable to Gannett - diluted | $ (0.18) | $ (0.20) | $ 0.02 | (10)% | $ (0.57) | $ 0.37 | (65)% |

*** Indicates an absolute value percentage change greater than 100.

[a] Amounts are net of intersegment eliminations of $151.8 million, $150.5 million and $143.5 million for the years ended December 31, 2024, 2023 and 2022, respectively, which represent digital marketing services revenues and expenses associated with products sold by sales teams in our Domestic Gannett Media and Newsquest segments but fulfilled by our DMS segment. When discussing segment results, these revenues and expenses are presented gross but are eliminated in consolidation.

[b] For the years ended December 31, 2024, 2023, and 2022, included Commercial printing and delivery revenues of $152.0 million, $186.1 million, and $211.8 million, respectively.

### *Revenues*

Digital revenues are primarily derived from digital advertising offerings such as digital marketing services generated through multiple services, including search advertising, display advertising, search optimization, social media, website development, web presence products, customer relationship management, and software-as-a-service solutions, classified advertisements and display advertisements, which may leverage third-party providers, and digital distribution of our publications, as well as digital content syndication, affiliate and content partnerships, and licensing revenues.

Print and commercial revenues are generated from the sale of local, national, and classified print advertising products, the sale of both home delivery and single copies of our publications, as well as commercial printing and distribution arrangements, and revenues from our events business.

### *Operating expenses*

Operating expenses consist primarily of the following:

- Operating costs at the Domestic Gannett Media and Newsquest segments include labor, newsprint, delivery and digital costs and at the DMS segment include the cost of online media acquired from third parties and costs to manage and operate our marketing solutions and technology infrastructure;
- Selling, general and administrative expenses include labor, payroll, outside services, benefits costs and bad debt expense;
- Depreciation and amortization;
- Integration and reorganization costs include severance costs as well as other reorganization costs associated with individual restructuring programs, designed primarily to right-size our employee base, consolidate facilities and improve operations;
- Impairment charges, including costs incurred related to goodwill, intangible assets and property, plant, and equipment;
- Gains or losses on the sale or disposal of assets; and
- Other operating expenses, including third-party debt expenses as well as acquisition-related costs.

Refer to Segment results below for a discussion of the results of operations by segment.

### Non-operating expenses (income)

*Interest expense:* For the years ended December 31, 2024, 2023 and 2022, Interest expense was $104.7 million, $111.8 million and $108.4 million, respectively.

The decrease in interest expense for the year ended December 31, 2024 compared to 2023, was primarily due to quarterly amortization payments and required prepayments on our prior five-year senior secured term loan facility in an original aggregate principal amount of $516.0 million (the "Senior Secured Term Loan"), and the repurchase of our $400 million aggregate principal amount of 6.00% first lien notes due November 1, 2026 (the "2026 Senior Notes"). The Senior Secured Term Loan was refinanced and replaced on October 15, 2024 with our 2029 Term Loan Facility (collectively with the Senior Secured Term Loan, the "Term Loans"). The decrease in interest expense was partially offset by payments made on our 2029 Term Loan Facility and an increase in interest rates on the Senior Secured Term Loan.

The increase in interest expense for the year ended December 31, 2023 compared to 2022, was primarily due to the impact of the increase in interest rates on our Senior Secured Term Loan, partially offset by a lower debt balance, mainly driven by quarterly amortization payments on our Senior Secured Term Loan and repurchases of our 2026 Senior Notes.

*Gain on early extinguishment of debt:* For the years ended December 31, 2024, 2023 and 2022, we recognized net gains on the early extinguishment of debt of $55.6 million, $4.5 million and $0.4 million, respectively, mainly due to our debt refinancing transactions. Refer to Note 8 — Debt for additional discussion regarding our debt.

*Non-operating pension income:* For the years ended December 31, 2024, 2023 and 2022, Non-operating pension income was $12.4 million, $9.4 million and $59.0 million, respectively. The increase in Non-operating pension income for the year ended December 31, 2024 compared to 2023 was primarily due to the decrease in the discount rate, partially offset by a decline in the projected benefit obligation. The decrease in Non-operating pension income for the year ended December 31, 2023 compared to 2022 was primarily due to a decrease in the expected return on plan assets, mainly driven by a decrease in assets following the annuity contract entered into during 2022, related to the Gannett Retirement Plan (the "GR Plan").

*Equity income in unconsolidated investees, net:* For the years ended December 31, 2024, 2023 and 2022, Equity income in unconsolidated investees, net was $0.5 million, $2.4 million and $3.4 million, respectively.

*Other non-operating income, net:* Other non-operating income, net consisted of certain items that are outside of our normal business operations. For the years ended December 31, 2024, 2023 and 2022, we recorded Other non-operating income, net of $1.3 million, $3.1 million and $2.3 million, respectively.

*(Benefit) provision for income taxes*

The following table summarizes our pre-tax net loss before income taxes and income tax accounts:

| | Year ended December 31, | | |
|---|---|---|---|
| *In thousands* | **2024** | **2023** | **2022** |
| Loss before income taxes | $ (77,673) | $ (6,165) | $ (76,906) |
| (Benefit) provision for income taxes | (51,286) | 21,729 | 1,349 |
| Effective tax rate | 66.0 % | NM | (1.8)% |

NM indicates not meaningful.

Our effective tax rate for the year ended December 31, 2024 was 66.0%. The tax benefit for 2024 was primarily impacted by the release of uncertain tax position reserves related to an Internal Revenue Service audit, the release of foreign valuation allowances, debt refinancing transactions and the pre-tax book loss, partially offset by the increase in valuation allowances on non-deductible U.S. interest expense carryforwards and global intangible low-taxed income inclusion. Refer to Note 8 — Debt for additional discussion regarding our debt.

Our effective tax rate for the year ended December 31, 2023 was not meaningful. The tax provision for 2023 was primarily impacted by the valuation allowances on non-deductible U.S. interest expense carryforwards, the global intangible low-taxed income inclusion from our U.K. operations, nondeductible compensation, and state and local tax expense, partially offset by the benefit from the pre-tax book loss.

Our effective tax rate for the year ended December 31, 2022 was negative 1.8%. The tax provision for 2022 was primarily impacted by the valuation allowances on non-deductible U.S. interest expense carryforwards, the global intangible low-taxed income inclusion, the release of uncertain tax positions in the U.S., and the reduction in the blended state tax rate, which were offset by the tax benefit of the pre-tax book loss.

***Net loss attributable to Gannett and diluted loss per share attributable to Gannett***

Net loss attributable to Gannett and diluted loss per share attributable to Gannett were $26.4 million and $0.18 for the year ended December 31, 2024, respectively, $27.8 million and $0.20 for the year ended December 31, 2023, respectively, and $78.0 million and $0.57 for the year ended December 31, 2022, respectively. The changes reflect the various items discussed above and below in "Segment Results."

**Segment Results**

### Domestic Gannett Media segment 2024 compared to 2023

A summary of our Domestic Gannett Media segment results comparing the year ended December 31, 2024 to the year ended December 31, 2023 is presented below:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| In thousands | 2024 | 2023 | $ Change | % Change |
| **Revenues:** | | | | |
| Digital | $ 692,714 | $ 641,743 | $ 50,971 | 8% |
| Print and commercial | 1,245,684 | 1,454,110 | (208,426) | (14%) |
| **Total revenues** | 1,938,398 | 2,095,853 | (157,455) | (8%) |
| **Operating expenses:** | | | | |
| Operating costs | 1,211,817 | 1,362,815 | (150,998) | (11%) |
| Selling, general and administrative expenses | 524,868 | 540,843 | (15,975) | (3%) |
| Depreciation and amortization | 96,478 | 112,201 | (15,723) | (14%) |
| Integration and reorganization costs | 49,625 | 5,582 | 44,043 | *** |
| Asset impairments | 600 | 1,370 | (770) | (56%) |
| Loss (gain) on sale or disposal of assets, net | 1,682 | (38,937) | 40,619 | *** |
| Other operating (income) expenses | (140) | 139 | (279) | *** |
| **Total operating expenses** | 1,884,930 | 1,984,013 | (99,083) | (5%) |
| **Operating income** | $ 53,468 | $ 111,840 | $ (58,372) | (52%) |

*** Indicates an absolute value percentage change greater than 100.

### Revenues

The following table provides the breakout of Revenues by category for the years ended December 31, 2024 and 2023:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| In thousands | 2024 | 2023 | $ Change | % Change |
| Digital advertising | $ 292,897 | $ 283,249 | $ 9,648 | 3% |
| Digital marketing services | 142,120 | 140,589 | 1,531 | 1% |
| Digital-only subscription | 181,670 | 150,384 | 31,286 | 21% |
| Digital other | 76,027 | 67,521 | 8,506 | 13% |
| **Digital** | 692,714 | 641,743 | 50,971 | 8% |
| | | | | |
| Print advertising | 451,589 | 501,701 | (50,112) | (10%) |
| Print circulation | 582,965 | 704,158 | (121,193) | (17%) |
| Commercial and other[(a)] | 211,130 | 248,251 | (37,121) | (15%) |
| **Print and commercial** | 1,245,684 | 1,454,110 | (208,426) | (14%) |
| | | | | |
| **Total revenues** | $ 1,938,398 | $ 2,095,853 | $ (157,455) | (8%) |

[(a)] For the years ended December 31, 2024 and 2023, included Commercial printing and delivery revenues of $141.8 million and $178.1 million, respectively.

For the year ended December 31, 2024, Digital advertising revenues increased compared to 2023, primarily due to an increase in national revenues, including sponsored link and programmatic revenue, as well as higher spend on automotive advertisements, partially offset by a decrease in local revenues and lower spend on employment and obituary notifications.

For the year ended December 31, 2024, Digital marketing services revenues increased compared to 2023, primarily due to an increase in client spend.

For the year ended December 31, 2024, Digital-only subscription revenues increased compared to 2023, primarily due to an increase in digital-only subscription average revenue per user ("Digital-only ARPU") of 21.2%, mainly due to higher rates. Refer to "Key Performance Indicators" below for further discussion of Digital-only ARPU.

For the year ended December 31, 2024, Digital other revenues increased compared to 2023, primarily due to an increase in affiliate and syndication revenues, partially offset by the absences of revenues associated with non-core products which were sunset.

For the year ended December 31, 2024, Print advertising revenues decreased compared to 2023, primarily due to a decrease in local and national print advertisements and lower advertiser inserts, mainly due to a reduction in spend from customers driven by macroeconomic factors, and lower spend on classified advertisements, mainly associated with obituary notifications and real estate advertisements.

For the year ended December 31, 2024, Print circulation revenues decreased compared to 2023, primarily due to a decline in home delivery and single copy as a result of a reduction in the volume of subscribers, partially offset by higher rates on home delivery and single copy.

For the year ended December 31, 2024, Commercial and other revenues decreased compared to 2023, primarily due to a decrease in commercial print and delivery revenues, driven by the decline in production volume, including the impact of a business divested in 2024 and facility closures as well as a decrease in the price of newsprint.

*Operating expenses*

The following table provides the breakout of Operating costs for the years ended December 31, 2024 and 2023:

|  | Year ended December 31, | | | |
| --- | --- | --- | --- | --- |
| *In thousands* | **2024** | **2023** | **$ Change** | **% Change** |
| Newsprint and ink | $ 67,833 | $ 99,760 | $ (31,927) | (32%) |
| Distribution | 276,069 | 323,750 | (47,681) | (15%) |
| Compensation and benefits | 375,008 | 393,196 | (18,188) | (5%) |
| Outside services | 305,593 | 326,695 | (21,102) | (6%) |
| Other | 187,314 | 219,414 | (32,100) | (15%) |
| **Total operating costs** | $ 1,211,817 | $ 1,362,815 | $ (150,998) | (11%) |

For the year ended December 31, 2024, Newsprint and ink costs decreased compared to 2023, primarily due to lower volume due to the decline in revenues, as well as a decrease in the cost of newsprint of approximately $12.8 million.

For the year ended December 31, 2024, Distribution costs decreased compared to 2023, primarily due to a decrease of $55.6 million associated with lower home delivery and single copy revenues, and the conversion to mail and route optimization, partially offset by an increase in postage costs of $7.9 million, mainly due to conversion to mail delivery in multiple markets, as well as higher postage costs associated with increased revenue for direct mail.

For the year ended December 31, 2024, Compensation and benefits costs decreased compared to 2023, primarily due to lower payroll expense of $15.9 million, mainly driven by a decrease in headcount tied to ongoing cost control initiatives, including facility closures and conversion to mail delivery in multiple markets, partially offset by higher wages, and to a lesser extent, lower employee benefit costs of $2.3 million.

For the year ended December 31, 2024, Outside services costs, which includes professional services fulfilled by third parties, media fees and other digital costs, and paid search and ad serving services, decreased compared to 2023, primarily due to a decrease in news and editorial expenses of $13.1 million, mainly due to the cease-use of certain licensed content, a decrease in event related expenses of approximately $5.1 million, mainly due to the decline in revenues, and a decrease in third-party media fees of approximately $3.7 million, partially offset by an increase in outside printing costs of $3.9 million.

For the year ended December 31, 2024, Other costs decreased compared to 2023, primarily due to lower facility related expenses of $17.0 million, mainly associated with real estate sales and facility consolidations, as well as lower miscellaneous expenses of $15.8 million, mainly related to lower technology costs, partially offset by higher promotion costs of approximately $0.7 million.

The following table provides the breakout of Selling, general and administrative expenses for the years ended December 31, 2024 and 2023:

| In thousands | | 2024 | | 2023 | | $ Change | % Change |
|---|---|---|---|---|---|---|---|
| | | **Year ended December 31,** | | | | | |
| Compensation and benefits | $ | 251,441 | $ | 255,491 | $ | (4,050) | (2%) |
| Outside services and other | | 273,427 | | 285,352 | | (11,925) | (4%) |
| **Total selling, general and administrative expenses** | $ | 524,868 | $ | 540,843 | $ | (15,975) | (3%) |

For the year ended December 31, 2024, Compensation and benefits costs decreased compared to 2023, primarily due to lower payroll expense of $2.2 million, driven by lower commissions related to revenue performance as well as a decrease in headcount tied to ongoing cost control initiatives, and to a lesser extent, lower employee benefit costs of $1.8 million.

For the year ended December 31, 2024, Outside services and other costs, which include services fulfilled by third parties, decreased compared to 2023, primarily due to lower bad debt expense of approximately $6.3 million, and lower miscellaneous expenses of approximately $5.6 million, including lower product and finance costs, partially offset by higher promotion and technology costs.

For the year ended December 31, 2024, Depreciation and amortization expense decreased compared to 2023, reflecting the impact of fewer print facilities in 2024 compared to 2023.

For the year ended December 31, 2024, Integration and reorganization costs increased compared to 2023, mainly due to an increase in other reorganization-related costs of $42.4 million and an increase in severance costs of $1.6 million. For the year ended December 31, 2024, the change in other reorganization-related costs was primarily due to $25.9 million related to withdrawal liabilities which were expensed as a result of ceasing contributions to multiemployer pension plans, $9.7 million expensed as of the cease-use date related to certain licensed content, and the absence of $6.4 million related to the reversal of withdrawal liabilities in 2023 related to multiemployer pension plans based on settlement of the withdrawal liability.

For the year ended December 31, 2024, we recognized a net loss on the sale of assets of $1.7 million compared to a net gain of $38.9 million for the year ended December 31, 2023, primarily related to sales of production facilities as part of our plan to monetize non-strategic assets.

*Domestic Gannett Media segment Adjusted EBITDA*

| In thousands | | 2024 | | 2023 | | $ Change | % Change |
|---|---|---|---|---|---|---|---|
| | | **Year ended December 31,** | | | | | |
| Net income attributable to Gannett | $ | 61,333 | $ | 114,254 | $ | (52,921) | (46%) |
| Non-operating pension income | | (5,021) | | (705) | | (4,316) | *** |
| Depreciation and amortization | | 96,478 | | 112,201 | | (15,723) | (14%) |
| Integration and reorganization costs | | 49,625 | | 5,582 | | 44,043 | *** |
| Third-party debt expenses and acquisition costs | | — | | 139 | | (139) | (100%) |
| Asset impairments | | 600 | | 1,370 | | (770) | (56%) |
| Loss (gain) on sale or disposal of assets, net | | 1,682 | | (38,937) | | 40,619 | *** |
| Other non-operating (income) expense, net | | (2,263) | | 773 | | (3,036) | *** |
| Non-recurring items | | (13) | | (36) | | 23 | (64%) |
| Adjusted EBITDA (non-GAAP basis)[a] | $ | 202,421 | $ | 194,641 | $ | 7,780 | 4% |
| Net income attributable to Gannett margin | | 3.2 % | | 5.5 % | | | |
| Adjusted EBITDA margin (non-GAAP basis)[a][b] | | 10.4 % | | 9.3 % | | | |

*** Indicates an absolute value percentage change greater than 100.
[a] See "Non-GAAP Financial Measures" below for additional information about non-GAAP financial performance measures.
[b] We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

For the year ended December 31, 2024, the increase in Domestic Gannett Media segment Adjusted EBITDA compared to 2023 was primarily attributable to the changes discussed above.

### Domestic Gannett Media segment 2023 compared to 2022

A summary of our Domestic Gannett Media segment results comparing the year ended December 31, 2023 to the year ended December 31, 2022 is presented below:

| | | **Year ended December 31,** | | |
|---|---|---|---|---|
| *In thousands* | **2023** | **2022** | **$ Change** | **% Change** |
| **Revenues:** | | | | |
| Digital | $ 641,743 | $ 633,103 | $ 8,640 | 1% |
| Print and commercial | 1,454,110 | 1,746,703 | (292,593) | (17%) |
| **Total revenues** | 2,095,853 | 2,379,806 | (283,953) | (12%) |
| **Operating expenses:** | | | | |
| Operating costs | 1,362,815 | 1,544,708 | (181,893) | (12%) |
| Selling, general and administrative expenses | 540,843 | 631,414 | (90,571) | (14%) |
| Depreciation and amortization | 112,201 | 130,557 | (18,356) | (14%) |
| Integration and reorganization costs | 5,582 | 55,575 | (49,993) | (90%) |
| Asset impairments | 1,370 | 1,056 | 314 | 30% |
| Gain on sale or disposal of assets, net | (38,937) | (6,738) | (32,199) | *** |
| Other operating expenses | 139 | 2 | 137 | *** |
| **Total operating expenses** | 1,984,013 | 2,356,574 | (372,561) | (16%) |
| **Operating income** | $ 111,840 | $ 23,232 | $ 88,608 | *** |

*** Indicates an absolute value percentage change greater than 100.

*Revenues*

The following table provides the breakout of Revenues by category for the years ended December 31, 2023 and 2022:

| | | **Year ended December 31,** | | |
|---|---|---|---|---|
| *In thousands* | **2023** | **2022** | **$ Change** | **% Change** |
| Digital advertising | $ 283,249 | $ 306,456 | $ (23,207) | (8%) |
| Digital marketing services | 140,589 | 133,219 | 7,370 | 6% |
| Digital-only subscription | 150,384 | 127,671 | 22,713 | 18% |
| Digital other | 67,521 | 65,757 | 1,764 | 3% |
| **Digital** | 641,743 | 633,103 | 8,640 | 1% |
| | | | | |
| Print advertising | 501,701 | 594,741 | (93,040) | (16%) |
| Print circulation | 704,158 | 884,854 | (180,696) | (20%) |
| Commercial and other[a] | 248,251 | 267,108 | (18,857) | (7%) |
| **Print and commercial** | 1,454,110 | 1,746,703 | (292,593) | (17%) |
| | | | | |
| **Total revenues** | $ 2,095,853 | $ 2,379,806 | $ (283,953) | (12%) |

[a] For the years ended December 31, 2023 and 2022, included Commercial printing and delivery revenues of $178.1 million and $204.8 million, respectively.

For the year ended December 31, 2023, Digital advertising revenues decreased compared to 2022, driven by decreases in both domestic national and local revenue volumes and a reduction in digital advertising demand as a result of a more challenging macroeconomic environment, including declining CPMs (cost per thousand impressions) and lower spend on employment and obituary notifications, partially offset by higher spend on automotive advertisements.

For the year ended December 31, 2023, Digital marketing services revenues increased compared to 2022, primarily due to an increase in rates, partially offset by a decrease in client counts.

For the year ended December 31, 2023, Digital-only subscription revenues increased compared to 2022, due to an increase in Digital-only ARPU of 7.8%, mainly due to product mix. Refer to "Key Performance Indicators" below for further discussion of Digital-only ARPU.

For the year ended December 31, 2023, Digital other revenues increased compared to 2022, primarily due to an increase in affiliate and partnership revenues, partially offset by a decline in digital syndication revenues.

For the year ended December 31, 2023, Print advertising revenues decreased compared to 2022, primarily due to a decrease in advertiser inserts, mainly due to volume declines, a decrease in local and national print advertisements, mainly due to the ongoing decline associated with secular trends and both a shift and a reduction in spend from customers driven by macroeconomic factors, and lower spend on classified advertisements, mainly driven by lower spend on obituary notifications and real estate advertisements, partially offset by an increase in spend on employment advertisements. In addition, the decrease in Print advertising revenues was also due to the absence in 2023 of revenues of $31.3 million associated with both businesses divested and non-core products which were sunset in 2023 and 2022.

For the year ended December 31, 2023, Print circulation revenues decreased compared to 2022, due to a decline in home delivery as a result of a reduction in the volume of subscribers, partially offset by an increase in rates, as well as a decline in single copy due to a reduction in volume. In addition, the decrease in Print circulation revenues was due to the absence in 2023 of revenues of $6.8 million associated with non-core products which were sunset in 2023 and 2022.

For the year ended December 31, 2023, Commercial and other revenues decreased compared to 2022, primarily due to a decline in commercial print volume, partially offset by an increase in event revenues, mainly driven by an increase in registration fees and higher merchandising revenues, driven by higher attendance, partially offset by slightly fewer events.

*Operating expenses*

The following table provides the breakout of Operating costs for the years ended December 31, 2023 and 2022:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| *In thousands* | 2023 | 2022 | $ Change | % Change |
| Newsprint and ink | $ 99,760 | $ 129,077 | $ (29,317) | (23%) |
| Distribution | 323,750 | 370,594 | (46,844) | (13%) |
| Compensation and benefits | 393,196 | 487,868 | (94,672) | (19%) |
| Outside services | 326,695 | 333,137 | (6,442) | (2%) |
| Other | 219,414 | 224,032 | (4,618) | (2%) |
| **Total operating costs** | $ 1,362,815 | $ 1,544,708 | $ (181,893) | (12%) |

For the year ended December 31, 2023, Newsprint and ink costs decreased compared to 2022, primarily due to a decline associated with lower revenues, partially offset by an increase of $2.4 million driven by the change in the cost of newsprint.

For the year ended December 31, 2023, Distribution costs decreased compared to 2022, primarily due to a decrease of $51.2 million associated with lower home delivery and single copy revenues, partially offset by an increase of $4.4 million, driven by higher postage costs primarily due to conversion to mail delivery in multiple markets. Included in the decline of Distribution costs was the absence in 2023 of expenses of $16.8 million associated with both businesses divested and non-core products which were sunset in 2023 and 2022.

For the year ended December 31, 2023, Compensation and benefits costs decreased compared to 2022, primarily due to lower payroll expense of $69.5 million, driven by a decrease in headcount tied to ongoing cost control initiatives, including facility closures and conversion to mail delivery in multiple markets, and to a lesser extent, lower employee benefit costs of $25.1 million, mainly due to a decrease in insurance costs due to a decrease in headcount and a decline in employer 401(k) plan matching contributions, which were suspended in the third quarter of 2022.

For the year ended December 31, 2023, Outside services costs, which includes professional services fulfilled by third parties, media fees and other digital costs, and paid search and ad serving services, decreased compared to 2022, primarily due to a decrease of $12.4 million in various expenses, including costs related to news and editorial, professional services, outside printing, and software licensing, partially offset by an increase of $6.0 million in third-party media fees.

For the year ended December 31, 2023, Other costs decreased compared to 2022, primarily due to lower facility related expenses associated with real estate sales and lower promotion expenses.

The following table provides the breakout of Selling, general and administrative expenses for the years ended December 31, 2023 and 2022:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| *In thousands* | **2023** | **2022** | **$ Change** | **% Change** |
| Compensation and benefits | $ 255,491 | $ 289,761 | $ (34,270) | (12%) |
| Outside services and other | 285,352 | 341,653 | (56,301) | (16%) |
| **Total selling, general and administrative expenses** | $ 540,843 | $ 631,414 | $ (90,571) | (14%) |

For the year ended December 31, 2023, Compensation and benefits costs decreased compared to 2022, primarily due to lower payroll expense of $24.0 million, driven by a decrease in headcount tied to ongoing cost control initiatives and lower commissions related to revenue performance, and to a lesser extent, lower employee benefit costs of $10.3 million, including a decrease in employer 401(k) plan matching contributions, which were suspended in the third quarter of 2022.

For the year ended December 31, 2023, Outside services and other costs, which include services fulfilled by third parties, decreased compared to 2022, due to a decrease in costs related to technology, promotions, and professional services.

For the year ended December 31, 2023, Depreciation and amortization expense decreased compared to 2022, reflecting the impact of fewer print facilities in 2023 compared to 2022.

For the year ended December 31, 2023, Integration and reorganization costs decreased compared to 2022, mainly due to a decrease in severance costs of $30.7 million and a decrease in other reorganization-related costs of $19.3 million. The decrease in other costs was primarily due to the reversal of withdrawal liabilities related to multiemployer pension plans of $6.4 million based on settlement of the withdrawal liability, and the absence in 2023 of an accrual of $8.6 million made in 2022 related to a multiemployer pension plan, as well as lower facility and consolidation costs in 2023 compared to 2022.

For the years ended December 31, 2023 and 2022, we recognized net gains on the sale of assets of $38.9 million and $6.7 million, respectively, primarily related to sales of production facilities as part of our plan to monetize non-strategic assets.

*Domestic Gannett Media segment Adjusted EBITDA*

| | | Year ended December 31, | | |
|---|---|---|---|---|
| *In thousands* | **2023** | **2022** | **$ Change** | **% Change** |
| Net income attributable to Gannett | $ 114,254 | $ 63,225 | $ 51,029 | 81% |
| Non-operating pension income | (705) | (35,921) | 35,216 | (98%) |
| Depreciation and amortization | 112,201 | 130,557 | (18,356) | (14%) |
| Integration and reorganization costs | 5,582 | 55,575 | (49,993) | (90%) |
| Third-party debt expenses and acquisition costs | 139 | 2 | 137 | *** |
| Asset impairments | 1,370 | 1,056 | 314 | 30% |
| Gain on sale or disposal of assets, net | (38,937) | (6,738) | (32,199) | *** |
| Other non-operating expense (income), net | 773 | (398) | 1,171 | *** |
| Non-recurring items | (36) | 290 | (326) | *** |
| Adjusted EBITDA (non-GAAP basis)[a] | $ 194,641 | $ 207,648 | $ (13,007) | (6%) |
| Net income attributable to Gannett margin | 5.5 % | 2.7 % | | |
| Adjusted EBITDA margin (non-GAAP basis)[a][b] | 9.3 % | 8.7 % | | |

*** Indicates an absolute value percentage change greater than 100.
[a] See "Non-GAAP Financial Measures" below for additional information about non-GAAP financial performance measures.
[b] We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

For the year ended December 31, 2023, the decrease in Domestic Gannett Media segment Adjusted EBITDA compared to 2022 was primarily attributable to the changes discussed above. In addition, for the year ended December 31, 2023, the decrease in Non-operating pension income compared to 2022 was primarily due to a decrease in the expected return on plan assets mainly driven by a decrease in assets following the annuity contract entered into during 2022 related to the GR Plan.

***Newsquest segment 2024 compared to 2023***

A summary of our Newsquest segment results comparing the year ended December 31, 2024 to the year ended December 31, 2023 is presented below:

| | Year ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| *In thousands* | | 2024 | | 2023 | | $ Change | % Change |
| **Revenues:** | | | | | | | |
| Digital | $ | 79,293 | $ | 74,910 | $ | 4,383 | 6% |
| Print and commercial | | 159,980 | | 159,070 | | 910 | 1% |
| **Total revenues** | | 239,273 | | 233,980 | | 5,293 | 2% |
| **Operating expenses:** | | | | | | | |
| Operating costs | | 122,995 | | 120,264 | | 2,731 | 2% |
| Selling, general and administrative expenses | | 63,257 | | 63,947 | | (690) | (1%) |
| Depreciation and amortization | | 8,485 | | 8,792 | | (307) | (3%) |
| Integration and reorganization (reversal) costs | | (513) | | 1,763 | | (2,276) | *** |
| Gain on sale or disposal of assets, net | | (894) | | (42) | | (852) | *** |
| Other operating (income) expenses | | (410) | | 215 | | (625) | *** |
| **Total operating expenses** | | 192,920 | | 194,939 | | (2,019) | (1%) |
| **Operating income** | $ | 46,353 | $ | 39,041 | $ | 7,312 | 19% |

*** Indicates an absolute value percentage change greater than 100.

*Revenues*

The following table provides the breakout of Revenues by category for the years ended December 31, 2024 and 2023:

| | Year ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| *In thousands* | | 2024 | | 2023 | | $ Change | % Change |
| Digital advertising | $ | 53,481 | $ | 50,362 | $ | 3,119 | 6% |
| Digital marketing services | | 7,941 | | 8,920 | | (979) | (11%) |
| Digital-only subscription | | 7,158 | | 5,237 | | 1,921 | 37% |
| Digital other | | 10,713 | | 10,391 | | 322 | 3% |
| **Digital** | | 79,293 | | 74,910 | | 4,383 | 6% |
| | | | | | | | |
| Print advertising | | 74,211 | | 74,844 | | (633) | (1%) |
| Print circulation | | 67,082 | | 68,042 | | (960) | (1%) |
| Commercial and other[(a)] | | 18,687 | | 16,184 | | 2,503 | 15% |
| **Print and commercial** | | 159,980 | | 159,070 | | 910 | 1% |
| | | | | | | | |
| **Total revenues** | $ | 239,273 | $ | 233,980 | | 5,293 | 2% |

[(a)] For the years ended December 31, 2024 and 2023, included Commercial printing revenues of $10.2 million and $8.0 million, respectively.

For the year ended December 31, 2024, Digital advertising revenues increased compared to 2023, primarily due to an increase in national and local display revenues, partially offset by lower spend on employment notifications.

For the year ended December 31, 2024, Digital marketing services revenues decreased compared to 2023, driven by a decrease in client counts.

For the year ended December 31, 2024, Digital-only subscription revenues increased compared to 2023, primarily driven by the increase in digital-only paid subscriptions. Refer to "Key Performance Indicators" below for further discussion of digital-only paid subscriptions.

For the year ended December 31, 2024, Print advertising revenues decreased compared to 2023, primarily due to lower spend on classified advertisements.

For the year ended December 31, 2024, Commercial and other revenues increased compared to 2023, primarily due to an increase in customer spend.

*Operating expenses*

The following table provides the breakout of Operating costs for the years ended December 31, 2024 and 2023:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| *In thousands* | **2024** | **2023** | **$ Change** | **% Change** |
| Newsprint and ink | $ 10,187 | $ 13,351 | $ (3,164) | (24%) |
| Distribution | 12,755 | 13,325 | (570) | (4%) |
| Compensation and benefits | 53,084 | 50,144 | 2,940 | 6% |
| Outside services | 15,233 | 16,033 | (800) | (5%) |
| Other | 31,736 | 27,411 | 4,325 | 16% |
| **Total operating costs** | $ 122,995 | $ 120,264 | $ 2,731 | 2% |

For the year ended December 31, 2024, Newsprint and ink costs decreased compared to 2023, primarily due to a decrease in the cost of newsprint of approximately of $1.8 million, as well as volume declines.

For the year ended December 31, 2024, Compensation and benefits costs increased compared to 2023, primarily due to higher headcount for production facilities.

For the year ended December 31, 2024, Other costs, increased compared to 2023, primarily associated with the increase in digital advertising revenues.

The following table provides the breakout of Selling, general and administrative expenses for the years ended December 31, 2024 and 2023:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| *In thousands* | **2024** | **2023** | **$ Change** | **% Change** |
| Compensation and benefits | $ 47,517 | $ 47,350 | $ 167 | —% |
| Outside services and other | 15,740 | 16,597 | (857) | (5%) |
| **Total selling, general and administrative expenses** | $ 63,257 | $ 63,947 | $ (690) | (1%) |

For the year ended December 31, 2024, Outside services and other costs decreased compared to 2023, primarily due to lower technology related expenses of approximately $0.8 million and lower bad debt expense of approximately $0.2 million.

For the year ended December 31, 2024, Integration and reorganization costs decreased compared to 2023, primarily due to a decrease in severance costs of $0.9 million and a decrease in other reorganization-related costs of $1.4 million due to the reversal of a withdrawal liability in 2024 related to a pension plan based on settlement of the withdrawal liability.

*Newsquest segment Adjusted EBITDA*

| | | Year ended December 31, | | |
|---|---|---|---|---|
| *In thousands* | **2024** | **2023** | **$ Change** | **% Change** |
| Net income attributable to Gannett | $ 55,196 | $ 49,257 | $ 5,939 | 12% |
| Non-operating pension income | (7,417) | (8,677) | 1,260 | (15%) |
| Depreciation and amortization | 8,485 | 8,792 | (307) | (3%) |
| Integration and reorganization (reversal) costs | (513) | 1,763 | (2,276) | *** |
| Third-party debt expenses and acquisition costs | (22) | 215 | (237) | *** |
| Gain on sale or disposal of assets, net | (894) | (42) | (852) | *** |
| Other non-operating income, net | (1,426) | (1,539) | 113 | (7%) |
| Non-recurring items | — | 359 | (359) | (100%) |
| Adjusted EBITDA (non-GAAP basis)[a] | $ 53,409 | $ 50,128 | $ 3,281 | 7% |
| Net income attributable to Gannett margin | 23.1 % | 21.1 % | | |
| Adjusted EBITDA margin (non-GAAP basis)[a][b] | 22.3 % | 21.4 % | | |

*** Indicates an absolute value percentage change greater than 100.
[a] See "Non-GAAP Financial Measures" below for additional information about non-GAAP financial performance measures.
[b] We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

For the year ended December 31, 2024, the increase in Newsquest segment Adjusted EBITDA compared to 2023 was primarily attributable to the changes discussed above.

### Newsquest segment 2023 compared to 2022

A summary of our Newsquest segment results comparing the year ended December 31, 2023 to the year ended December 31, 2022 is presented below:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| *In thousands* | **2023** | **2022** | **$ Change** | **% Change** |
| **Revenues:** | | | | |
| Digital | $ 74,910 | $ 74,610 | $ 300 | —% |
| Print and commercial | 159,070 | 160,020 | (950) | (1%) |
| **Total revenues** | 233,980 | 234,630 | (650) | —% |
| **Operating expenses:** | | | | |
| Operating costs | 120,264 | 125,405 | (5,141) | (4%) |
| Selling, general and administrative expenses | 63,947 | 69,563 | (5,616) | (8%) |
| Depreciation and amortization | 8,792 | 7,374 | 1,418 | 19% |
| Integration and reorganization costs | 1,763 | 4,425 | (2,662) | (60%) |
| Gain on sale or disposal of assets, net | (42) | (319) | 277 | (87%) |
| Other operating expenses | 215 | 725 | (510) | (70%) |
| **Total operating expenses** | 194,939 | 207,173 | (12,234) | (6%) |
| **Operating income** | $ 39,041 | $ 27,457 | $ 11,584 | 42% |

*Revenues*

The following table provides the breakout of Revenues by category for the years ended December 31, 2023 and 2022:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| *In thousands* | **2023** | **2022** | **$ Change** | **% Change** |
| Digital advertising | $ 50,362 | $ 50,890 | $ (528) | (1%) |
| Digital marketing services | 8,920 | 9,263 | (343) | (4%) |
| Digital-only subscription | 5,237 | 4,947 | 290 | 6% |
| Digital other | 10,391 | 9,510 | 881 | 9% |
| **Digital** | 74,910 | 74,610 | 300 | —% |
| | | | | |
| Print advertising | 74,844 | 76,141 | (1,297) | (2%) |
| Print circulation | 68,042 | 67,165 | 877 | 1% |
| Commercial and other[a] | 16,184 | 16,714 | (530) | (3%) |
| **Print and commercial** | 159,070 | 160,020 | (950) | (1%) |
| | | | | |
| **Total revenues** | $ 233,980 | $ 234,630 | (650) | —% |

[a] For the years ended December 31, 2023 and 2022, included Commercial printing revenues of $8.0 million and $7.0 million, respectively.

For the year ended December 31, 2023, Digital advertising revenues decreased compared to 2022, primarily due to lower spend on employment notifications, partially offset by the impact of an acquisition in the first quarter of 2022.

For the year ended December 31, 2023, Digital other revenues increased compared to 2022, primarily due to higher digital syndication revenues.

For the year ended December 31, 2023, Print advertising revenues decreased compared to 2022, primarily due to a reduction in spend driven by the ongoing decline associated with secular trends reflecting the shift to digital platforms and lower spend on real estate, employment, and automobile classified advertisements, partially offset by an increase reflecting the impact of an acquisition in the first quarter of 2022 and higher spend on legal notifications.

For the year ended December 31, 2023, Print circulation revenues increased compared to 2022, primarily due to the impact of an acquisition in the first quarter of 2022.

*Operating expenses*

The following table provides the breakout of Operating costs for the years ended December 31, 2023 and 2022:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| *In thousands* | **2023** | **2022** | **$ Change** | **% Change** |
| Newsprint and ink | $ 13,351 | $ 15,039 | $ (1,688) | (11%) |
| Distribution | 13,325 | 14,697 | (1,372) | (9%) |
| Compensation and benefits | 50,144 | 51,032 | (888) | (2%) |
| Outside services | 16,033 | 16,924 | (891) | (5%) |
| Other | 27,411 | 27,713 | (302) | (1%) |
| **Total operating costs** | $ 120,264 | $ 125,405 | $ (5,141) | (4%) |

For the year ended December 31, 2023, Newsprint and ink costs decreased compared to 2022, primarily due to a decline associated with lower volume due to the decline in revenues and a reduction in the cost of newsprint.

For the year ended December 31, 2023, Distribution costs decreased compared to 2022, primarily due to a decline associated with lower revenues.

For the year ended December 31, 2023, Compensation and benefits costs decreased compared to 2022, primarily due to lower payroll and employee benefit expenses driven by integration savings due to decreased headcount associated with an acquisition in the first quarter of 2022.

For the year ended December 31, 2023, Outside services costs, which includes professional services fulfilled by third parties, media fees and other digital costs, and paid search and ad serving services, decreased compared to 2022, due to lower miscellaneous expenses driven by cost control initiatives.

The following table provides the breakout of Selling, general and administrative expenses for the years ended December 31, 2023 and 2022:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| In thousands | 2023 | 2022 | $ Change | % Change |
| Compensation and benefits | $ 47,350 | $ 50,708 | $ (3,358) | (7%) |
| Outside services and other | 16,597 | 18,855 | (2,258) | (12%) |
| **Total selling, general and administrative expenses** | $ 63,947 | $ 69,563 | $ (5,616) | (8%) |

For the year ended December 31, 2023, Compensation and benefits costs decreased compared to 2022, primarily due to lower payroll and employee benefit expenses driven by a reduction in headcount tied to integration activities associated with an acquisition in the first quarter of 2022, as well as ongoing cost control initiatives.

For the year ended December 31, 2023, Outside services and other costs decreased compared to 2022, primarily due to a reduction in technology spend tied to integration activities associated with an acquisition in the first quarter of 2022.

For the year ended December 31, 2023, Depreciation and amortization expense increased compared to 2022, mainly due to higher accelerated depreciation as a result of exiting space and higher amortization of capitalized software.

For the year ended December 31, 2023, Integration and reorganization costs decreased compared to 2022, mainly due to a decrease in severance costs of $2.5 million and a decrease in other reorganization-related costs of $0.2 million.

*Newsquest segment Adjusted EBITDA*

| | | Year ended December 31, | | |
|---|---|---|---|---|
| In thousands | 2023 | 2022 | $ Change | % Change |
| Net income attributable to Gannett | $ 49,257 | $ 49,301 | $ (44) | —% |
| Non-operating pension income | (8,677) | (23,032) | 14,355 | (62%) |
| Depreciation and amortization | 8,792 | 7,374 | 1,418 | 19% |
| Integration and reorganization costs | 1,763 | 4,425 | (2,662) | (60%) |
| Third-party debt expenses and acquisition costs | 215 | 725 | (510) | (70%) |
| Gain on sale or disposal of assets, net | (42) | (319) | 277 | (87%) |
| Other non-operating (income) expense, net | (1,539) | 1,188 | (2,727) | *** |
| Non-recurring items | 359 | 365 | (6) | (2%) |
| Adjusted EBITDA (non-GAAP basis)[a] | $ 50,128 | $ 40,027 | $ 10,101 | 25% |
| Net income attributable to Gannett margin | 21.1 % | 21.0 % | | |
| Adjusted EBITDA margin (non-GAAP basis)[a][b] | 21.4 % | 17.1 % | | |

*** Indicates an absolute value percentage change greater than 100.
[a] See "Non-GAAP Financial Measures" below for additional information about non-GAAP financial performance measures.
[b] We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

For the year ended December 31, 2023, the increase in Newsquest segment Adjusted EBITDA compared to 2022 was primarily attributable to the changes discussed above. In addition, for the year ended December 31, 2023, the decrease in Non-operating pension income compared to 2022 was primarily due to an increase in interest rates.

***Digital Marketing Solutions segment 2024 compared to 2023***

A summary of our DMS segment results comparing the year ended December 31, 2024 to the year ended December 31, 2023 is presented below:

| | | **Year ended December 31,** | | | |
| --- | --- | --- | --- | --- | --- |
| *In thousands* | | **2024** | **2023** | **$ Change** | **% Change** |
| **Revenues:** | | | | | |
| Digital[a] | $ | 477,807 | $ 477,909 | $ (102) | —% |
| **Total revenues** | | 477,807 | 477,909 | (102) | —% |
| **Operating expenses:** | | | | | |
| Operating costs | | 343,782 | 336,056 | 7,726 | 2% |
| Selling, general and administrative expenses | | 90,981 | 88,630 | 2,351 | 3% |
| Depreciation and amortization | | 24,066 | 23,795 | 271 | 1% |
| Integration and reorganization costs | | 2,061 | 784 | 1,277 | *** |
| Loss on sale or disposal of assets, net | | 93 | 324 | (231) | (71%) |
| **Total operating expenses** | | 460,983 | 449,589 | 11,394 | 3% |
| **Operating income** | $ | 16,824 | $ 28,320 | $ (11,496) | (41%) |

*** Indicates an absolute value percentage change greater than 100.
[a] Digital revenues are solely generated by digital marketing services revenues.

*Revenues*

For the year ended December 31, 2024, Digital revenues remained essentially flat compared to 2023, primarily due to a decline in revenues from non-core products which were sunset, offset by growth in the core direct business. Core platform average revenue per user ("Core platform ARPU") increased 5.3% for the year ended December 31, 2024. Refer to "Key Performance Indicators" below for further discussion of Core platform ARPU.

*Operating expenses*

The following table provides the breakout of Operating costs for the years ended December 31, 2024 and 2023:

| | | **Year ended December 31,** | | | |
| --- | --- | --- | --- | --- | --- |
| *In thousands* | | **2024** | **2023** | **$ Change** | **% Change** |
| Outside services | $ | 300,523 | $ 294,073 | $ 6,450 | 2% |
| Compensation and benefits | | 36,684 | 35,604 | 1,080 | 3% |
| Other | | 6,575 | 6,379 | 196 | 3% |
| **Total operating costs** | $ | 343,782 | $ 336,056 | $ 7,726 | 2% |

For the year ended December 31, 2024, Outside services costs increased compared to 2023, due to an increase in expenses associated with third-party media fees driven by higher costs of search.

For the year ended December 31, 2024, Compensation and benefits costs increased compared to 2023, primarily due to higher wages.

The following table provides the breakout of Selling, general and administrative expenses for the years ended December 31, 2024 and 2023:

| | | **Year ended December 31,** | | | |
| --- | --- | --- | --- | --- | --- |
| *In thousands* | | **2024** | **2023** | **$ Change** | **% Change** |
| Compensation and benefits | $ | 78,709 | $ 76,190 | $ 2,519 | 3% |
| Outside services and other | | 12,272 | 12,440 | (168) | (1%) |
| **Total selling, general and administrative expenses** | $ | 90,981 | $ 88,630 | $ 2,351 | 3% |

For the year ended December 31, 2024, Compensation and benefits costs increased compared to 2023, primarily due to higher payroll expense of $1.7 million, driven by higher wages, and higher employee benefit costs of $0.8 million.

For the year ended December 31, 2024, Outside services and other costs decreased compared to 2023, mainly due to lower bad debt expense of $0.5 million, partially offset by an increase in miscellaneous expenses, including higher costs associated with outsourcing and professional services.

*DMS segment Adjusted EBITDA*

| | | | | | | | | **Year ended December 31,** | | |
|---|---|---|---|---|---|---|---|---|---|---|
| *In thousands* | | **2024** | | **2023** | | **$ Change** | | **% Change** |
| Net income attributable to Gannett | $ | 13,382 | $ | 28,841 | $ | (15,459) | | (54%) |
| Depreciation and amortization | | 24,066 | | 23,795 | | 271 | | 1% |
| Integration and reorganization costs | | 2,061 | | 784 | | 1,277 | | *** |
| Loss on sale or disposal of assets, net | | 93 | | 324 | | (231) | | (71%) |
| Other non-operating expense (income), net | | 3,442 | | (521) | | 3,963 | | *** |
| Non-recurring items | | 634 | | — | | 634 | | *** |
| Adjusted EBITDA (non-GAAP basis)[a] | $ | 43,678 | $ | 53,223 | $ | (9,545) | | (18%) |
| Net income attributable to Gannett margin | | 2.8 % | | 6.0 % | | | | |
| Adjusted EBITDA margin (non-GAAP basis)[a][b] | | 9.1 % | | 11.1 % | | | | |

*** Indicates an absolute value percentage change greater than 100.
[a] See "Non-GAAP Financial Measures" below for additional information about non-GAAP financial performance measures.
[b] We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

For the year ended December 31, 2024, the decrease in DMS segment Adjusted EBITDA compared to 2023 was primarily attributable to the changes discussed above. In addition, for the year ended December 31, 2024, the change in Other non-operating expense compared to 2023, was mainly due to foreign currency fluctuations.

**Digital Marketing Solutions segment 2023 compared to 2022**

A summary of our DMS segment results comparing the year ended December 31, 2023 to the year ended December 31, 2022 is presented below:

| | | | | | | | | **Year ended December 31,** | | |
|---|---|---|---|---|---|---|---|---|---|---|
| *In thousands* | | **2023** | | **2022** | | **$ Change** | | **% Change** |
| **Revenues:** | | | | | | | | |
| Digital[a] | $ | 477,909 | $ | 468,883 | $ | 9,026 | | 2% |
| **Total revenues** | | 477,909 | | 468,883 | | 9,026 | | 2% |
| **Operating expenses:** | | | | | | | | |
| Operating costs | | 336,056 | | 323,646 | | 12,410 | | 4% |
| Selling, general and administrative expenses | | 88,630 | | 87,657 | | 973 | | 1% |
| Depreciation and amortization | | 23,795 | | 26,431 | | (2,636) | | (10%) |
| Integration and reorganization costs | | 784 | | 1,108 | | (324) | | (29%) |
| Loss on sale or disposal of assets, net | | 324 | | 179 | | 145 | | 81% |
| **Total operating expenses** | | 449,589 | | 439,021 | | 10,568 | | 2% |
| **Operating income** | $ | 28,320 | $ | 29,862 | $ | (1,542) | | (5%) |

[a] Digital revenues are solely generated by digital marketing services revenues.

*Revenues*

For the year ended December 31, 2023, Digital revenues increased compared to 2022, primarily due to growth in the core direct business, including growth in revenues associated with both local and multi-location customers, and an increase in Core platform ARPU of 6.5% for the year ended December 31, 2023, partially offset by the impact of the sunset of non-core products. Refer to "Key Performance Indicators" below for further discussion of Core platform ARPU.

*Operating expenses*

The following table provides the breakout of Operating costs for the years ended December 31, 2023 and 2022:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| In thousands | 2023 | 2022 | $ Change | % Change |
| Outside services | $ 294,073 | $ 283,380 | $ 10,693 | 4% |
| Compensation and benefits | 35,604 | 32,633 | 2,971 | 9% |
| Other | 6,379 | 7,633 | (1,254) | (16%) |
| **Total operating costs** | $ 336,056 | $ 323,646 | $ 12,410 | 4% |

For the year ended December 31, 2023, Outside services costs increased compared to 2022, due to an increase in expenses associated with third-party media fees driven by a corresponding increase in revenues.

For the year ended December 31, 2023, Compensation and benefits costs increased compared to 2022, primarily due to an increase in payroll expense driven by higher headcount.

For the year ended December 31, 2023, Other costs decreased compared to 2022, primarily due to lower facility related expenses, mainly as a result of exiting space associated with the sunset of non-core products.

The following table provides the breakout of Selling, general and administrative expenses for the years ended December 31, 2023 and 2022:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| In thousands | 2023 | 2022 | $ Change | % Change |
| Compensation and benefits | $ 76,190 | $ 74,867 | $ 1,323 | 2% |
| Outside services and other | 12,440 | 12,790 | (350) | (3%) |
| **Total selling, general and administrative expenses** | $ 88,630 | $ 87,657 | $ 973 | 1% |

For the year ended December 31, 2023, Compensation and benefits costs increased compared to 2022, primarily due to an increase in payroll expense of $2.9 million driven by a higher bonus accrual, partially offset by lower employee benefit costs of $1.5 million, mainly due to a decline in employer 401(k) plan matching contributions, which were suspended in the third quarter of 2022.

For the year ended December 31, 2023, Outside services and other costs decreased compared to 2022, due to a decrease in various miscellaneous expenses.

For the year ended December 31, 2023, Depreciation and amortization expense decreased compared to 2022, primarily due to a decrease in amortization expense, resulting from the impact of intangibles becoming fully amortized in the fourth quarter of 2022, partially offset by an increase in depreciation expense related to capitalized software.

*DMS segment Adjusted EBITDA*

| | | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|---|
| *In thousands* | | **2023** | | **2022** | | **$ Change** | **% Change** |
| Net income attributable to Gannett | $ | 28,841 | $ | 26,919 | $ | 1,922 | 7% |
| Depreciation and amortization | | 23,795 | | 26,431 | | (2,636) | (10%) |
| Integration and reorganization costs | | 784 | | 1,108 | | (324) | (29%) |
| Loss on sale or disposal of assets, net | | 324 | | 179 | | 145 | 81% |
| Other non-operating (income) expense, net | | (521) | | 2,943 | | (3,464) | *** |
| Adjusted EBITDA (non-GAAP basis)[a] | $ | 53,223 | $ | 57,580 | $ | (4,357) | (8)% |
| Net income attributable to Gannett margin | | 6.0 % | | 5.7 % | | | |
| Adjusted EBITDA margin (non-GAAP basis)[a][b] | | 11.1 % | | 12.3 % | | | |

*** Indicates an absolute value percentage change greater than 100.

[a] See "Non-GAAP Financial Measures" below for additional information about non-GAAP financial performance measures.

[b] We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

For the year ended December 31, 2023, the decrease in DMS segment Adjusted EBITDA compared to 2022 was primarily attributable to the changes discussed above. In addition, for the year ended December 31, 2023, Other non-operating expense, net decreased compared to 2022, mainly due to foreign currency fluctuations.

**Corporate and other category 2024 compared to 2023**

For the year ended December 31, 2024, Corporate and other revenues were $5.7 million compared to $6.3 million for the year ended December 31, 2023.

The following table provides the breakout of Operating expenses for the years ended December 31, 2024 and 2023:

| | | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|---|
| *In thousands* | | **2024** | | **2023** | | **$ Change** | **% Change** |
| **Operating expenses:** | | | | | | | |
| Operating costs | $ | 18,809 | $ | 23,356 | $ | (4,547) | (19%) |
| Selling, general and administrative expenses | | 46,922 | | 41,919 | | 5,003 | 12% |
| Depreciation and amortization | | 27,258 | | 17,834 | | 9,424 | 53% |
| Integration and reorganization costs | | 14,982 | | 16,339 | | (1,357) | (8%) |
| Asset impairments | | 45,989 | | — | | 45,989 | *** |
| Other operating expenses | | 10,954 | | 1,196 | | 9,758 | *** |
| Loss (gain) on sale or disposal of assets, net | | 225 | | (1,446) | | 1,671 | *** |
| **Total operating expenses** | $ | 165,139 | $ | 99,198 | $ | 65,941 | 66% |

*** Indicates an absolute value percentage change greater than 100.

For the year ended December 31, 2024, Corporate and other operating expenses increased compared to 2023, primarily due to an increase in Asset impairments of approximately $46.0 million related to the write-off of the McLean, Virginia operating lease right-of-use asset and the associated leasehold improvements, an increase in Depreciation and amortization expense, mainly driven by software and capitalized labor, an increase in Other operating expenses, mainly driven by third-party fees expensed related to the refinancing of our debt in October 2024, and an increase in Selling, general and administrative expenses, mainly driven by higher legal fees and an increase in outsourcing costs, partially offset by lower compensation and benefits costs and lower facility related costs. In addition, the increase in operating expenses also reflected the absence in 2024 of the $1.4 million gain on the sale of intellectual property incurred in the first quarter of 2023. The increases noted above were offset by a decrease in Operating costs, mainly driven by lower credit card fees and lower content allocation costs, partially offset by higher compensation and benefits costs, and a decrease in Integration and reorganization-related costs, primarily due to a decrease in severance costs of $4.6 million, partially offset by an increase in other reorganization-related costs of $3.2 million, mainly driven by higher facility consolidation costs.

*Corporate and other category 2023 compared to 2022*

For the year ended December 31, 2023, Corporate and other revenues were $6.3 million compared to $5.4 million for the year ended December 31, 2022.

The following table provides the breakout of Operating expenses for the years ended December 31, 2023 and 2022:

| | | | Year ended December 31, | | |
|---|---|---|---|---|---|
| In thousands | | 2023 | 2022 | $ Change | % Change |
| **Operating expenses:** | | | | | |
| Operating costs | $ | 23,356 | $ 10,050 | $ 13,306 | *** |
| Selling, general and administrative expenses | | 41,919 | 63,854 | (21,935) | (34%) |
| Depreciation and amortization | | 17,834 | 17,660 | 174 | 1% |
| Integration and reorganization costs | | 16,339 | 26,866 | (10,527) | (39%) |
| Other operating expenses | | 1,196 | 1,165 | 31 | 3% |
| Gain on sale or disposal of assets, net | | (1,446) | (5) | (1,441) | *** |
| **Total operating expenses** | $ | 99,198 | $ 119,590 | $ (20,392) | (17%) |

*** Indicates an absolute value percentage change greater than 100.

For the year ended December 31, 2023, Corporate and other operating expenses decreased compared to 2022, primarily due to a decrease in Selling, general and administrative expenses, mainly driven by a decrease of $29.3 million in payroll and employee benefit costs, a decrease in Integration and reorganization-related costs, primarily due to a decrease in severance costs of $6.2 million and a decrease in other reorganization-related costs of $4.3 million, mainly due to a decrease in system integration costs and an increase in the gain on sale of assets driven by a $1.4 million gain on the sale of intellectual property, partially offset by an increase in Operating costs.

## LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements are for working capital, debt obligations, and capital expenditures.

We expect to fund our operations and debt service requirements through cash provided by our operating activities. We expect we will have adequate capital resources and liquidity to meet our ongoing working capital needs, borrowing obligations, and all required capital expenditures for at least the next twelve months and beyond. However, a further economic downturn or an increased rate of revenue declines would negatively impact our revenue, cash provided by operating activities and liquidity. We continue to implement cost reduction initiatives to reduce our ongoing level of operating expense. We believe our ability to realize benefits from our cost reduction initiatives will be necessary to offset the continued secular decline in our legacy print business revenue streams. We believe that these measures are important in response to the overall challenging macroeconomic environment that we are facing. Refer to "Overview - Macroeconomic Environment" above for further discussion.

Details of our cash flows are included in the table below:

| | | | Year ended December 31, | |
|---|---|---|---|---|
| In thousands | | 2024 | | 2023 |
| Cash provided by operating activities | $ | 100,310 | $ | 94,574 |
| Cash (used for) provided by investing activities | | (27,950) | | 46,979 |
| Cash used for financing activities | | (68,853) | | (135,511) |
| Effect of currency exchange rate change on cash | | 2,062 | | (234) |
| Increase in cash, cash equivalents and restricted cash | $ | 5,569 | $ | 5,808 |

***Cash flows provided by operating activities***: Our largest source of cash provided by operating activities is cash generated through circulation subscribers and advertising and marketing services, primarily from local and national print advertising, as well as retail, classified, and online revenues. Additionally, we generate cash through commercial printing and delivery services to third parties, and events. Our primary uses of cash from our operating activities include compensation, newsprint, delivery, and outside services.

For the year ended December 31, 2024, cash flows provided by operating activities were $100.3 million compared to $94.6 million for the year ended December 31, 2023. The increase in cash flows provided by operating activities was primarily due to a decrease in severance payments, a decrease in interest payments, an increase in accounts payable due to overall timing of payments and a decrease in compensation cost, partially offset by third-party fees expensed related to the refinancing of our debt in 2024, an increase in contributions to our pension and other postretirement benefit plans, and lower cash receipts related to deferred revenues.

*Cash flows (used for provided by investing activities:* For the year ended December 31, 2024, cash flows used for investing activities were $28.0 million compared to $47.0 million in cash flows provided by investing activities for the year ended December 31, 2023. The increase in cash flows used for investing activities was primarily due to an increase in purchases of property, plant, and equipment of $11.4 million and a decrease in proceeds from the sale of real estate and other non-strategic assets of $64.3 million.

*Cash flows used for financing activities:* For the year ended December 31, 2024, cash flows used for financing activities were $68.9 million compared to $135.5 million for the year ended December 31, 2023. The decrease in cash used for financing activities was primarily due to the higher borrowings of long-term debt, net of repayments of $326.8 million, offset by higher repayments of convertible debt, net of borrowings of $248.1 million and $8.9 million in payments of deferred financing costs.

## Debt

As of December 31, 2024, the carrying value of our outstanding debt totaled $1.080 billion, which consisted of $830.1 million related to the 2029 Term Loan Facility, $215.9 million related to the 2031 Notes (as defined below), and $33.8 million related to the 2027 Notes (as defined below). Our 2029 Term Loan Facility, 2031 Notes, and 2027 Notes all contain usual and customary covenants and events of default. As of December 31, 2024, we were in compliance with all such covenants and obligations. Refer to Note 8 — Debt for additional discussion regarding our debt.

### Term Loans

On October 15, 2024 (the "Closing Date"), we entered into an Amendment and Restatement Agreement (the "Amendment and Restatement Agreement") among us, as a guarantor, Gannett Holdings LLC ("Gannett Holdings"), as the borrower (in such capacity, the "Borrower"), certain subsidiaries of the Borrower as guarantors, the lenders party thereto, Citibank, N.A., as the existing collateral agent and administrative agent for the lenders, and Apollo Administrative Agency LLC, as the successor collateral agent and administrative agent for the lenders, which amended and restated our existing First Lien Credit Agreement dated as of October 15, 2021 (as amended, supplemented or otherwise modified from time to time prior to the Closing Date, the "Existing Credit Agreement"; the Existing Credit Agreement, as amended and restated by the Amendment and Restatement Agreement, the "Amended Credit Agreement") by and among us, as guarantor, the Borrower, certain subsidiaries of the Borrower as guarantors and Citibank, N.A., as administrative agent and collateral agent. The Amended Credit Agreement provides for the 2029 Term Loan Facility, which refinanced and replaced our Senior Secured Term Loan.

The 2029 Term Loan Facility bears interest at an annual rate equal, at the Borrower's option, to either (a) an alternate base rate (which shall not be less than 2.50% per annum) plus a margin equal to 4.00% per annum or (b) Adjusted Term SOFR (which shall not be less than 1.50%) plus a margin equal to 5.00% per annum. The 2029 Term Loan Facility will mature on October 15, 2029 and will be freely prepayable without penalty.

The 2029 Term Loan Facility is amortized at a rate of $17.0 million per quarter, with such rate to be adjusted upon the borrowing of any delayed-draw term loans to the extent necessary to cause such delayed-draw term loans to be fungible with the initial term loans under the 2029 Term Loan Facility. In addition, we are required to repay the 2029 Term Loan Facility from time to time with (i) the proceeds of non-ordinary course asset sales and casualty and condemnation events, (ii) the proceeds of indebtedness that is not otherwise permitted under the 2029 Term Loan Facility and (iii) the aggregate amount of cash and cash equivalents on hand at the Company and our restricted subsidiaries in excess of $100.0 million as of the last day of any fiscal year of the Company (beginning with the fiscal year ended December 31, 2024).

For the year ended December 31, 2024, the Company prepaid $350.4 million, including quarterly amortization payments, on the Senior Secured Term Loan, and prepaid $0.5 million on the 2029 Term Loan Facility, which were classified as financing activities in the Consolidated statements of cash flows.

### 2026 Senior Notes

In March 2024, we entered into a privately negotiated agreement with certain holders of our 2026 Senior Notes, and repurchased $13.0 million of principal of our outstanding 2026 Senior Notes at a discount to par value.

On October 15, 2024, the Company and Gannett Holdings completed an offer to exchange (the "2026 Senior Notes Exchange Offer") any and all outstanding 2026 Senior Notes for, at the election of each holder of 2026 Senior Notes, either (a) (i) term loans under the 2029 Term Loan Facility and (ii) an upfront fee equal to 1.5% of such term loans (together with the term loans, the "Loan Option Consideration"); or (b) cash (the "Cash Option Consideration").

Pursuant to the 2026 Senior Notes Exchange Offer, $274.7 million in aggregate principal amount of the 2026 Senior Notes were tendered and accepted for exchange and subsequently canceled. 2026 Senior Notes in an aggregate principal amount of $40.4 million were exchanged for the Loan Option Consideration and 2026 Senior Notes in an aggregate principal amount of $234.3 million were exchanged for the Cash Option Consideration. Pursuant to the 2026 Senior Notes Exchange Offer, we paid aggregate cash consideration of $234.9 million (including the Cash Option Consideration and the upfront fee included in the Loan Option Consideration).

On December 4, 2024, Gannett Holdings redeemed the remaining $3.9 million in aggregate principal amount of the 2026 Senior Notes outstanding using the proceeds of non-ordinary course asset sales and cash on hand.

### Senior Secured Convertible Notes due 2027, Senior Secured Convertible Notes due 2031, and the Convertible Notes Exchange

On October 15, 2024, we completed privately negotiated transactions with certain holders of our 6.000% Senior Secured Convertible Notes due 2027 (the "2027 Notes") pursuant to which we (i) repurchased a total of $223.6 million in aggregate principal amount of 2027 Notes for cash at a rate of $1,110 per $1,000 principal amount of 2027 Notes, for aggregate cash consideration of $248.2 million and (ii) exchanged a total of $223.6 million in aggregate principal amount of 2027 Notes for new 6.000% Senior Secured Convertible Notes due 2031 (the "2031 Notes" and such repurchase and exchange, collectively, the "Convertible Notes Exchange").

Additionally, on October 15, 2024, we issued and sold $110,000 in aggregate principal amount of 2031 Notes in a privately negotiated transaction (the "2031 Notes Sale").

The 2031 Notes were issued pursuant to an indenture, dated as of October 15, 2024, among us, the guarantors party thereto, U.S. Bank Trust Company, National Association, as trustee, and Alter Domus Products Corp, as collateral agent.

Following the completion of the Convertible Notes Exchange and the 2031 Notes Sale, we had outstanding $38.1 million aggregate principal amount of 2027 Notes and $223.7 million aggregate principal amount of 2031 Notes.

Interest on the 2027 Notes and 2031 Notes is payable semi-annually in arrears, and the 2027 Notes and 2031 Notes mature on December 1, 2027, and December 1, 2031, respectively, unless earlier repurchased or converted. The 2027 Notes and 2031 Notes may be converted at any time by the Holders into cash, shares of our Common Stock or any combination of cash and Common Stock, at the Company's election. The initial conversion rate for both the 2027 Notes and the 2031 Notes is 200 shares of Common Stock per $1,000 principal amount of the 2027 Notes and the 2031 Notes, respectively, which is equal to a conversion price of $5.00 per share of Common Stock (the "Conversion Price").

For the year ended December 31, 2024, no shares of Common Stock were issued upon conversion, exercise, or satisfaction of the required conditions of the 2027 Notes or the 2031 Notes.

### Additional information

We continue to evaluate our results of operations, liquidity and cash flows, and as part of these measures, we have taken steps to manage cash outflow by rationalizing expenses and implementing various cost management initiatives. We do not presently pay a quarterly dividend and there can be no assurance that we will pay dividends in the future. In addition, the terms of our indebtedness, including the 2029 Term Loan Facility and the 2031 Notes Indenture have terms that restrict our ability to pay dividends.

On February 1, 2022, our Board of Directors authorized the repurchase of up to $100 million (the "Stock Repurchase Program") of our Common Stock. Repurchases may be made from time to time through open market purchases or privately negotiated transactions, pursuant to one or more plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or by means of one or more tender offers, in each case, as permitted by securities laws and other legal requirements. The amount and timing of the purchases, if any, will depend on a number of factors, including, but not limited to, the price and availability of our shares, trading volume, capital availability, our performance and general economic and market conditions. The Stock Repurchase Program may be suspended or discontinued at any time. Further, future repurchases under our Stock Repurchase Program may be subject to various conditions under the terms of our various debt instruments and agreements, unless an exception is available or we obtain a waiver or similar relief.

During the year ended December 31, 2024, we did not repurchase any shares of Common Stock under the Stock Repurchase Program. As of December 31, 2024, the remaining authorized amount under the Stock Repurchase Program was approximately $96.9 million. The Company does not currently anticipate repurchasing any shares of Common Stock during the first quarter of 2025.

We expect our capital expenditures during the year ended December 31, 2025 to total approximately $55 million to $65 million. These capital expenditures are anticipated to be primarily comprised of projects related to digital product development, costs associated with our print and technology systems, and system upgrades.

Our leverage may adversely affect our business and financial performance and restricts our operating flexibility. The level of our indebtedness and our ongoing cash flow requirements may expose us to a risk that a substantial decrease in operating cash flows due to, among other things, continued or additional adverse economic conditions or adverse developments in our business, could make it difficult for us to meet the financial and operating covenants contained in our 2029 Term Loan Facility, the 2031 Notes, and the 2027 Notes. In addition, our leverage may limit cash flow available for general corporate purposes such as capital expenditures as well as share repurchases and acquisitions and our flexibility to react to competitive, technological, and other changes in our industry and economic conditions generally. We continue to closely monitor economic factors, including, but not limited to, the current inflationary market and changing interest rates, and we expect to continue to take the steps necessary to appropriately manage liquidity.

As of December 31, 2024, we had no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

**Contractual obligations and commitments**

We enter into various contractual arrangements as a part of our operations. Many of these contractual obligations are discussed in the notes to our Consolidated financial statements. As of December 31, 2024, material obligations discussed in the notes to our Consolidated financial statements included (i) principal payments on our long-term debt discussed in Note 8 — Debt, (ii) operating leases discussed in Note 4 — Leases, and (iii) pension and postretirement benefits discussed in Note 9 — Pensions and other postretirement benefit plans. We anticipate interest payments associated with our long-term debt totaling $91.7 million in 2025, $84.3 million in 2026 and $201.9 million thereafter. Due to uncertainty with respect to the timing of future cash flows associated with unrecognized tax benefits at December 31, 2024, we are unable to make reasonably reliable estimates of the period of cash settlement. See Note 11 — Income taxes to the Consolidated financial statements for a further discussion of income taxes.

In addition, we have purchase obligations which include digital licenses and information technology services, professional services, interactive marketing agreements, and other legally binding commitments. As of December 31, 2024, we had future purchase obligations totaling $85.7 million due in 2025, $55.4 million due in 2026, and $25.4 million due thereafter. We have certain contracts to purchase newsprint that require us to purchase a percentage of our total requirements for production at market rate. Since the quantities purchased annually under these contracts are not fixed, the amount of the related payments for these purchases is excluded from our future purchase obligations. Amounts for which we are liable under purchase orders outstanding at December 31, 2024 are reflected in the Consolidated balance sheets as Accounts payable and accrued liabilities. We also have other noncurrent liabilities totaling $2.1 million due in 2025, $1.8 million due in 2026, and $3.7 million due thereafter.

**NON-GAAP FINANCIAL MEASURES**

A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position, or cash flows, but excludes or includes amounts that would not be so excluded or included in the most comparable U.S. generally accepted accounting principles ("U.S. GAAP") measure.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial performance measures we believe offer a useful view of the overall operations of our business. These non-GAAP financial performance measures, which may not be comparable to, and may be defined differently than, similarly titled measures used or reported by other companies, should not be considered in isolation from or as a substitute for the related U.S. GAAP measures and should be read together with financial information presented on a U.S. GAAP basis.

We define Adjusted EBITDA as Net income (loss) attributable to Gannett before (1) Income tax expense (benefit), (2) Interest expense, (3) Gains or losses on the early extinguishment of debt, (4) Non-operating pension income, (5) Loss on convertible notes derivative, (6) Depreciation and amortization, (7) Integration and reorganization costs, (8) Third-party debt expenses and acquisition costs, (9) Asset impairments, (10) Goodwill and intangible impairments, (11) Gains or losses on the sale or disposal of assets, (12) Share-based compensation, (13) Other non-operating (income) expense, net, and (14) Non-recurring items. We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

**Management's use of Adjusted EBITDA and Adjusted EBITDA margin**

Adjusted EBITDA and Adjusted EBITDA margin are not measurements of financial performance under U.S. GAAP and should not be considered in isolation or as an alternative to net income (loss), margin, or any other measure of performance or liquidity derived in accordance with U.S. GAAP. We believe these non-GAAP financial performance measures, as we have defined them, are helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance on our day-to-day operations. These measures provide an assessment of core expenses and afford management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance.

We use Adjusted EBITDA and Adjusted EBITDA margin as measures of our day-to-day operating performance, which is evidenced by the publishing and delivery of news and other media and excludes certain expenses that may not be indicative of our day-to-day business operating results.

**Limitations of Adjusted EBITDA and Adjusted EBITDA margin**

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools. They should not be viewed in isolation or as a substitute for U.S. GAAP measures of earnings. Material limitations in making the adjustments to our earnings to calculate Adjusted EBITDA and Adjusted EBITDA margin and using these non-GAAP financial measures as compared to U.S. GAAP net income (loss) include: the exclusion of the cash portion of interest/financing expense, income tax (benefit) provision, and charges related to asset impairments, which are items that may significantly affect our financial results.

Management believes these items are important in evaluating our performance, results of operations, and financial position. We use non-GAAP financial performance measures to supplement our U.S. GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

Adjusted EBITDA and Adjusted EBITDA margin are not alternatives to net income (loss), margin, or any other measure of performance or liquidity derived in accordance with U.S. GAAP. As such, they should not be considered or relied upon as substitutes or alternatives for any such U.S. GAAP financial measures. We strongly urge you to review the reconciliation of Net income (loss) attributable to Gannett to Adjusted EBITDA and Adjusted EBITDA margin along with our Consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We also strongly urge you not to rely on any single financial performance measure to evaluate our business. In addition, because Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under U.S. GAAP and are susceptible to varying calculations, the Adjusted EBITDA and Adjusted EBITDA margin measures as presented in this report may differ from and may not be comparable to similarly titled measures used by other companies.

The table below shows the reconciliation of Net loss attributable to Gannett to Adjusted EBITDA and Net loss attributable to Gannett margin to Adjusted EBITDA margin:

| | | **Year ended December 31,** | | | | |
|---|---|---|---|---|---|---|
| *In thousands* | | **2024** | | **2023** | | **2022** |
| Net loss attributable to Gannett | $ | (26,354) | $ | (27,791) | $ | (78,002) |
| (Benefit) provision for income taxes | | (51,286) | | 21,729 | | 1,349 |
| Interest expense | | 104,697 | | 111,776 | | 108,366 |
| Gain on early extinguishment of debt | | (55,559) | | (4,529) | | (399) |
| Non-operating pension income | | (12,438) | | (9,382) | | (58,953) |
| Depreciation and amortization | | 156,287 | | 162,622 | | 182,022 |
| Integration and reorganization costs[a] | | 66,155 | | 24,468 | | 87,974 |
| Third-party debt expenses and acquisition costs | | 10,932 | | 1,550 | | 1,892 |
| Asset impairments | | 46,589 | | 1,370 | | 1,056 |
| Loss (gain) on sale or disposal of assets, net | | 1,106 | | (40,101) | | (6,883) |
| Share-based compensation expense | | 12,522 | | 16,567 | | 16,751 |
| Other non-operating income, net | | (1,317) | | (3,050) | | (2,286) |
| Non-recurring items | | 21,855 | | 12,454 | | 4,396 |
| Adjusted EBITDA (non-GAAP basis) | $ | 273,189 | $ | 267,683 | $ | 257,283 |
| Net loss attributable to Gannett margin | | (1.1)% | | (1.0)% | | (2.6)% |
| Adjusted EBITDA margin (non-GAAP basis) | | 10.9 % | | 10.0 % | | 8.7 % |

[a] For the years ended December 31, 2024, 2023 and 2022, Integration and reorganization-related costs mainly reflect severance-related expenses and other reorganization-related costs, designed primarily to right-size the Company's employee base, consolidate facilities and improve operations.

## KEY PERFORMANCE INDICATORS

A key performance indicator ("KPI") is generally defined as a quantifiable measurement or metric used to gauge performance, specifically to help determine strategic, financial, and operational achievements, especially compared to those of similar businesses.

We define Digital-only ARPU as digital-only subscription average monthly revenues divided by the average digital-only paid subscriptions within the respective period. We define Core platform ARPU as core platform average monthly revenues divided by average monthly customer count within the period. We define Core platform revenues as revenue derived from customers utilizing our proprietary digital marketing services platform that are sold by either our direct or local market teams.

Management believes Digital-only ARPU, Core platform ARPU, digital-only paid subscriptions, Core platform revenues and core platform average customer count are KPIs that offer useful information in understanding consumer behavior, trends in our business, and our overall operating results. Management utilizes these KPIs to track and analyze trends across our segments.

The following tables provide information regarding certain KPIs for the Domestic Gannett Media, Newsquest and DMS segments:

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Year ended December 31, | | | | | | |
| *In thousands, except ARPU* | | **2024** | | **2023** | | **Change** | **% Change** | | **2022** | | **Change** | **% Change** |
| **Domestic Gannett Media:** | | | | | | | | | | | | |
| Digital-only ARPU | $ | 7.83 | $ | 6.46 | $ | 1.37 | 21.2 % | $ | 5.99 | $ | 0.47 | 7.8 % |
| | | | | | | | | | | | | |
| **Newsquest:** | | | | | | | | | | | | |
| Digital-only ARPU | $ | 6.17 | $ | 6.14 | $ | 0.03 | 0.5 % | $ | 7.44 | $ | (1.30) | (17.5)% |
| | | | | | | | | | | | | |
| **Total Gannett:** | | | | | | | | | | | | |
| Digital-only ARPU | $ | 7.75 | $ | 6.45 | $ | 1.30 | 20.2 % | $ | 6.04 | $ | 0.41 | 6.8 % |
| | | | | | | | | | | | | |
| **DMS:** | | | | | | | | | | | | |
| Core platform revenues | $ | 474,298 | $ | 473,172 | $ | 1,126 | 0.2 % | $ | 462,067 | $ | 11,105 | 2.4 % |
| Core platform ARPU | $ | 2,760 | $ | 2,620 | $ | 140 | 5.3 % | $ | 2,459 | $ | 161 | 6.5 % |
| Core platform average customer count | | 14.3 | | 15.1 | | (0.8) | (5.3)% | | 15.7 | | (0.6) | (3.8)% |

| | | | | | |
|---|---|---|---|---|---|
| | | | As of December 31, | | |
| *In thousands* | **2024** | **2023** | **% Change** | **2022** | **% Change** |
| **Digital-only paid subscriptions:** | | | | | |
| Domestic Gannett Media: | 1,953 | 1,912 | 2.1 % | 1,970 | (2.9)% |
| Newsquest | 110 | 83 | 32.5 % | 59 | 40.7 % |
| Total Gannett | 2,063 | 1,995 | 3.4 % | 2,029 | (1.7)% |

## CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make decisions based on estimates, assumptions, and factors it considers relevant to the circumstances. Such decisions include the selection of applicable principles and the use of judgment in their application, the results of which could differ from those anticipated.

### Goodwill and Indefinite-Lived Intangible Assets

Goodwill is tested for impairment annually on November 30 and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, although we did not elect to use this option for the Company's evaluation as of November 30, 2024. If we elect to perform a qualitative assessment and conclude it is more likely than not that the fair value of the reporting unit is equal to or greater than its carrying value, no further assessment of that reporting unit's goodwill is necessary; otherwise goodwill must be tested for impairment. In the quantitative test, we are required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is defined as the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. We generally determine the fair value of a reporting unit using a combination of a discounted cash flow analysis and a market-based approach. Estimates of fair value include inputs that are subjective in nature, involve uncertainties, and involve matters of significant judgment that are made at a specific point in time. Changes in key assumptions from period to period could significantly affect the estimates of fair value. Significant assumptions used in the fair value estimates include projected revenues and related growth rates over time, projected operating cash flow margins, discount rates, and future economic and market conditions. If the carrying value of the reporting unit exceeds the estimate of fair value, we calculate the impairment as the excess of the carrying value of goodwill over its implied fair value.

While the Company believes its judgments represent reasonably possible outcomes based on available facts and circumstances, adverse changes to the assumptions, including those related to macroeconomic factors, comparable public company trading values and prevailing conditions in the capital markets, could lead to future declines in the fair value of a reporting unit. The Company continually evaluates whether current factors or indicators, such as prevailing conditions in the business environment, capital markets or the economy generally, and actual or projected operating results, require the performance of an interim impairment assessment of goodwill, as well as other long-lived assets. For example, any significant shortfall, now or in the future, in advertising revenues or subscribers and/or consumer acceptance of our products could lead to a downward revision in the fair value of certain reporting units.

Newspaper mastheads (newspaper titles) are not subject to amortization as it has been determined that the useful lives of such mastheads are indefinite. Newspaper mastheads are tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired. The impairment test consists of a comparison of the fair value of each group of mastheads with their carrying amount. We used a relief from royalty approach, which utilizes a discounted cash flow model to determine the fair value of newspaper mastheads. Our judgments and estimates of future operating results in determining the reporting unit fair values are consistently applied in determining the fair value of mastheads.

The performance of our annual impairment analysis resulted in no impairments to goodwill or indefinite-lived intangible assets for the year ended December 31, 2024. See Note 6 — Goodwill and intangible assets for further discussion. If our future operating results are not in line with the cash flow forecasts underlying our impairment analysis, we could have an impairment of our goodwill or intangible assets in the future and such impairment could materially affect our operating results.

**Long-Lived Assets**

We evaluate the carrying value of property, plant, and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. The evaluation is performed by asset group, which is the lowest level of identifiable cash flows independent of other assets. The assessment of recoverability is based on management's estimates by comparing the sum of the estimated undiscounted cash flows generated by the underlying asset groups to its carrying value of the asset groups to determine whether an impairment existed at its lowest level of identifiable cash flows. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by the asset group, an impairment is recognized to the extent the carrying value of such asset group exceeds its fair value. The market approach is used in some cases to estimate the fair value of property, plant, and equipment, particularly when there is a change in the use of an asset.

As part of ongoing cost-efficiency programs, we have ceased a number of print operations. Pursuant to these actions, certain assets and real estate to be retired have been assessed for impairment.

**Revenue Recognition**

Our contracts with customers sometimes include promises to transfer multiple products and services to a customer. Revenue from sales agreements that contain multiple performance obligations are allocated to each obligation based on the relative standalone selling price. We determine standalone selling prices based on observable prices charged to customers. See Note 2 — Summary of significant accounting policies for further discussion.

**Income Taxes**

We are subject to income taxes in the U.S. and various foreign jurisdictions in which we operate and record our tax provision for the anticipated tax consequences in our reported results of operations. Tax laws are complex and subject to different interpretations by the taxpayer and respective government taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties in the application of tax laws and regulations.

We account for income taxes under the provisions of ASC 740, "Income Taxes" ("ASC 740"). Under ASC 740, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to affect taxable income. The assessment of the realizability of deferred tax assets involves a high degree of judgment and complexity. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected to be realized. When we determine that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would be made and reflected either in income or as an adjustment to goodwill. This determination will be made by considering various factors, including our expected future results, that in our judgment will make it more likely than not that these deferred tax assets will be realized.

Our actual effective tax rate and income tax expense could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, tax planning and our forecasted financial condition, and results of operations in future periods. Although we believe current estimates are reasonable, actual results could differ from these estimates.

ASC 740 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Under ASC 740, the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

**Pension and Postretirement Liabilities**

ASC 715, "Compensation—Retirement Benefits," requires recognition of an asset or liability in the consolidated balance sheet reflecting the funded status of pension and other postretirement benefit plans, such as retiree health and life, with current-year changes in the funded status recognized in the statement of stockholders' equity.

The determination of pension plan obligations and expense is based on a number of actuarial assumptions. Two critical assumptions are the expected long-term rate of return on plan assets and the discount rate applied to pension plan obligations. For other postretirement benefit plans, which provide for certain health care and life insurance benefits for qualifying retired employees and which are not funded, critical assumptions in determining other postretirement benefit obligations and expense are the discount rate and the assumed health care cost-trend rates.

Our pension plans had assets valued at $1.7 billion as of December 31, 2024 and the plans' benefit obligation was $1.5 billion, resulting in the plans being 110% funded at such date.

For 2024, the assumption used for the funded status discount rate was 5.75% for our principal retirement plan obligations. As an indication of the sensitivity of pension liabilities to the discount rate assumption, a 50 basis point reduction in the discount rate at the end of 2024 would have increased plan obligations by approximately $28.3 million. A 50 basis point change in the discount rate used to calculate the benefit for 2024 would have decreased total pension plan expense for 2024 by approximately $2.5 million. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets, input from the actuaries and investment consultants, and long-term inflation assumptions. For our principal retirement plan, we used an assumption of 5.25% for our expected return on pension plan assets for 2024. If we were to reduce our expected rate of return assumption by 50 basis points, the benefit for 2024 would have increased by approximately $4.4 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates, commodity prices, and foreign currency exchange rates. Changes in these factors could cause fluctuations in earnings and cash flow. In the normal course of business, exposure to certain of these market risks is managed as described below.

**Interest Rates**

We generally manage our risk associated with changes in interest rates through the use of a combination of variable and fixed-rate debt. As of December 31, 2024, we had variable and fixed-rate debt totaling $850.0 million and $261.8 million, respectively. Our variable-rate debt consisted of our 2029 Term Loan Facility which bears interest at an annual rate equal, at Gannett Holdings LLC's option, to either (i) an alternate base rate (which shall not be less than 2.50% per annum) plus a margin equal to 4.00% per annum or (ii) Adjusted Term SOFR (which shall be no less than 1.50%) plus a margin equal to 5.00% per annum. On October 15, 2024, our 2029 Term Loan Facility refinanced and replaced our Senior Secured Term Loan which bore interest at the Adjusted Term Secured Overnight Financing Rate. A hypothetical interest rate increase of 100 basis points to our 2029 Term Loan Facility would have increased our interest expense related to our variable-rate debt and likewise decreased our income and cash flows by approximately $8.5 million for the year ended December 31, 2024. See Note 8 — Debt to our Consolidated financial statements for further discussion of our debt.

**Commodity Prices**

Certain operating expenses of ours are sensitive to commodity price fluctuations, as well as inflation. Our primary commodity price exposures are newsprint and, to a lesser extent, ink, which in the aggregate represented approximately 3% and 4% of our total operating expenses for the years ended December 31, 2024 and 2023, respectively. A hypothetical $10 per metric ton increase in newsprint price would not have materially impacted our results of operations or cash flows based on newsprint usage for the year ended December 31, 2024 of approximately 96,000 metric tons.

**Foreign Currency**

We are exposed to foreign exchange rate risk due to our operations in the U.K., for which the British pound sterling is the functional currency. We are also exposed to foreign exchange rate risk due to our DMS segment which has operating activities denominated in currencies other than the U.S. dollar, including the Australian dollar, Canadian dollar, Indian rupee, and New Zealand dollar. Translation gains or losses affecting the Consolidated statements of operations and comprehensive income (loss) have not been significant in the past. A hypothetical 10% fluctuation of the price of the British pound sterling and the currencies in our DMS segment against the U.S. dollar would not have materially impacted operating income for the year ended December 31, 2024.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

**INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

## Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes self-monitoring mechanisms and actions taken to correct deficiencies as they are identified. Because of the inherent limitations in any internal control, no matter how well designed, misstatements may occur and not be prevented or detected. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate because of changes in conditions or to the degree that compliance with the policies and procedures may decline.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on its evaluation, management concluded that, as of December 31, 2024, the Company's internal control over financial reporting is effective based on the specified criteria.

The effectiveness of internal control over financial reporting as of December 31, 2024 has been audited by the Company's independent registered public accounting firm, Grant Thornton LLP, as stated in their report on page 76 herein.

**Report of Independent Registered Public Accounting Firm**

Board of Directors and Stockholders
Gannett Co., Inc.

**Opinion on internal control over financial reporting**

We have audited the internal control over financial reporting of Gannett Co., Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated February 20, 2025 expressed an unqualified opinion on those financial statements.

**Basis for opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and limitations of internal control over financial reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

New York, New York
February 20, 2025

## Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Gannett Co., Inc.

**Opinion on the financial statements**

We have audited the accompanying consolidated balance sheets of Gannett Co., Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the " consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 20, 2025 expressed an unqualified opinion.

**Basis for opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical audit matters**

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2023.

New York, New York
February 20, 2025

# Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Gannett Co., Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated statement of operations and comprehensive loss, equity and cash flows of Gannett Co., Inc. (the "Company") for the year ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Gannett Co., Inc. for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 2007 to 2023.
Tysons, Virginia

February 23, 2023, except for the recast 2022 segment information disclosed in Note 14, as to which the date is February 20, 2025.

**GANNETT CO., INC.**
**CONSOLIDATED BALANCE SHEETS**

| *In thousands, except share data* | | December 31, 2024 | | December 31, 2023 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 106,299 | $ | 100,180 |
| Accounts receivable, net of allowance for credit losses of $13,596 and $16,338, respectively | | 239,636 | | 266,096 |
| Inventories | | 20,910 | | 26,794 |
| Prepaid expenses | | 40,268 | | 36,210 |
| Other current assets | | 18,782 | | 14,957 |
| **Total current assets** | | **425,895** | | **444,237** |
| Property, plant, and equipment, net | | 240,980 | | 239,087 |
| Operating lease assets | | 143,955 | | 221,733 |
| Goodwill | | 530,028 | | 533,876 |
| Intangible assets, net | | 430,374 | | 524,350 |
| Deferred tax assets | | 60,983 | | 37,125 |
| Pension and other assets | | 207,932 | | 180,839 |
| **Total assets** | $ | **2,040,147** | $ | **2,181,247** |
| | | | | |
| **Liabilities and equity** | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued liabilities | $ | 318,384 | $ | 293,444 |
| Deferred revenue | | 108,000 | | 120,502 |
| Current portion of long-term debt | | 74,300 | | 63,752 |
| Operating lease liabilities | | 39,761 | | 45,763 |
| Other current liabilities | | 5,157 | | 10,052 |
| **Total current liabilities** | | **545,602** | | **533,513** |
| Long-term debt | | 755,754 | | 564,836 |
| Convertible debt | | 249,757 | | 416,036 |
| Deferred tax liabilities | | 4,928 | | 2,028 |
| Pension and other postretirement benefit obligations | | 37,820 | | 42,661 |
| Long-term operating lease liabilities | | 167,731 | | 203,871 |
| Other long-term liabilities | | 125,921 | | 100,989 |
| **Total noncurrent liabilities** | | **1,341,911** | | **1,330,421** |
| **Total liabilities** | | **1,887,513** | | **1,863,934** |
| **Commitments and contingent liabilities (see Note 13)** | | | | |
| **Equity** | | | | |
| Preferred stock, $0.01 par value per share, 300,000 shares authorized, none of which were issued and outstanding at December 31, 2024 and December 31, 2023 | | — | | — |
| Common stock, $0.01 par value per share, 2,000,000,000 shares authorized; 158,835,742 shares issued and 147,388,555 shares outstanding at December 31, 2024; 158,554,705 shares issued and 148,939,463 shares outstanding at December 31, 2023 | | 1,588 | | 1,586 |
| Treasury stock, at cost, 11,447,187 shares and 9,615,242 shares at December 31, 2024 and December 31, 2023, respectively | | (20,540) | | (17,393) |
| Additional paid-in capital | | 1,281,801 | | 1,426,325 |
| Accumulated deficit | | (1,053,546) | | (1,027,192) |
| Accumulated other comprehensive loss | | (56,164) | | (65,541) |
| **Total Gannett stockholders' equity** | | **153,139** | | **317,785** |
| Noncontrolling interests | | (505) | | (472) |
| **Total equity** | | **152,634** | | **317,313** |
| **Total liabilities and equity** | $ | **2,040,147** | $ | **2,181,247** |

*The accompanying notes are an integral part of these consolidated financial statements.*

**GANNETT CO., INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)**

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| *In thousands, except per share amounts* | | **2024** | | **2023** | | **2022** |
| Digital | $ | 1,103,651 | $ | 1,050,370 | $ | 1,038,580 |
| Print and commercial | | 1,405,664 | | 1,613,180 | | 1,906,723 |
| **Total revenues** | | **2,509,315** | | **2,663,550** | | **2,945,303** |
| Operating costs | | 1,545,584 | | 1,692,031 | | 1,860,353 |
| Selling, general and administrative expenses | | 726,028 | | 735,339 | | 852,488 |
| Depreciation and amortization | | 156,287 | | 162,622 | | 182,022 |
| Integration and reorganization costs | | 66,155 | | 24,468 | | 87,974 |
| Asset impairments | | 46,589 | | 1,370 | | 1,056 |
| Loss (gain) on sale or disposal of assets, net | | 1,106 | | (40,101) | | (6,883) |
| Other operating expenses | | 10,404 | | 1,550 | | 1,892 |
| **Total operating expenses** | | **2,552,153** | | **2,577,279** | | **2,978,902** |
| **Operating (loss) income** | | **(42,838)** | | **86,271** | | **(33,599)** |
| Interest expense | | 104,697 | | 111,776 | | 108,366 |
| Gain on early extinguishment of debt | | (55,559) | | (4,529) | | (399) |
| Non-operating pension income | | (12,438) | | (9,382) | | (58,953) |
| Equity income in unconsolidated investees, net | | (548) | | (2,379) | | (3,421) |
| Other non-operating income, net | | (1,317) | | (3,050) | | (2,286) |
| **Non-operating expenses** | | **34,835** | | **92,436** | | **43,307** |
| **Loss before income taxes** | | **(77,673)** | | **(6,165)** | | **(76,906)** |
| (Benefit) provision for income taxes | | (51,286) | | 21,729 | | 1,349 |
| **Net loss** | $ | **(26,387)** | $ | **(27,894)** | $ | **(78,255)** |
| Net loss attributable to noncontrolling interests | | (33) | | (103) | | (253) |
| **Net loss attributable to Gannett** | $ | **(26,354)** | $ | **(27,791)** | $ | **(78,002)** |
| Loss per share attributable to Gannett - basic | $ | (0.18) | $ | (0.20) | $ | (0.57) |
| Loss per share attributable to Gannett - diluted | $ | (0.18) | $ | (0.20) | $ | (0.57) |
| **Other comprehensive income (loss):** | | | | | | |
| Foreign currency translation adjustments | $ | (14) | $ | 13,683 | $ | (24,008) |
| Pension and other postretirement benefit items: | | | | | | |
| Net actuarial gain (loss) | | 10,205 | | 33,135 | | (185,282) |
| Amortization of net actuarial gain (loss) | | 1,014 | | (305) | | (500) |
| Change in prior service cost | | — | | 3,307 | | — |
| Amortization of prior service cost | | (500) | | (502) | | 66 |
| Settlement loss | | 35 | | — | | — |
| Equity method investments | | 116 | | 610 | | — |
| Other | | 1,405 | | (7,415) | | 5,283 |
| Total pension and other postretirement benefit items | | 12,275 | | 28,830 | | (180,433) |
| Other comprehensive income (loss) before tax | | 12,261 | | 42,513 | | (204,441) |
| Income tax provision (benefit) related to components of other comprehensive income (loss) | | 2,884 | | 6,823 | | (43,212) |
| Other comprehensive income (loss), net of tax | | 9,377 | | 35,690 | | (161,229) |
| **Comprehensive (loss) income** | | **(17,010)** | | **7,796** | | **(239,484)** |
| Comprehensive loss attributable to noncontrolling interests[a] | | (33) | | (103) | | (253) |
| **Comprehensive (loss) income attributable to Gannett** | $ | **(16,977)** | $ | **7,899** | $ | **(239,231)** |

[a] For the years ended December 31, 2024, 2023, and 2022 there were no redeemable noncontrolling interests included in Net loss attributable to noncontrolling interests.

*The accompanying notes are an integral part of these consolidated financial statements.*

**GANNETT CO., INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

|  | Year ended December 31, | | |
|---|---|---|---|
| *In thousands* | **2024** | **2023** | **2022** |
| **Operating activities** | | | |
| Net loss | $ (26,387) | $ (27,894) | $ (78,255) |
| Adjustments to reconcile net loss to operating cash flows: | | | |
| Depreciation and amortization | 156,287 | 162,622 | 182,022 |
| Share-based compensation expense | 12,522 | 16,567 | 16,751 |
| Non-cash interest expense | 18,072 | 21,199 | 21,303 |
| (Benefit) provision for deferred incomes taxes | (44,758) | 11,514 | 2,549 |
| Loss (gain) on sale or disposal of assets, net | 1,106 | (40,101) | (6,883) |
| Gain on early extinguishment of debt | (55,559) | (4,529) | (399) |
| Asset impairments | 46,589 | 1,370 | 1,056 |
| Pension and other postretirement benefit obligations | (23,916) | (13,917) | (80,012) |
| Equity income in unconsolidated investees, net | (548) | (2,379) | (3,421) |
| Change in other assets and liabilities: | | | |
| Accounts receivable, net | 25,843 | 34,135 | 44,943 |
| Inventory | 4,617 | 18,510 | (7,434) |
| Prepaid expenses | (1,820) | 16,680 | 3,244 |
| Accounts payable and accrued liabilities | (1,934) | (65,094) | (23,653) |
| Deferred revenue | (17,277) | (29,971) | (30,076) |
| Other assets and liabilities | 7,473 | (4,138) | (959) |
| **Cash provided by operating activities** | **100,310** | **94,574** | **40,776** |
| **Investing activities** | | | |
| Acquisitions, net of cash acquired | — | — | (15,432) |
| Purchase of property, plant, and equipment | (49,534) | (38,116) | (45,376) |
| Proceeds from sale of real estate and other assets | 20,976 | 85,298 | 83,504 |
| Change in other investing activities | 608 | (203) | (572) |
| **Cash (used for) provided by investing activities** | **(27,950)** | **46,979** | **22,124** |
| **Financing activities** | | | |
| Payments of deferred financing costs | (8,933) | — | (1,652) |
| Borrowings of long-term debt | 837,671 | — | 80,000 |
| Repayments of long-term debt | (644,732) | (133,821) | (170,994) |
| Repurchase of convertible debt | (248,211) | — | — |
| Proceeds from convertible debt | 110 | — | — |
| Acquisition of noncontrolling interests | — | — | (2,050) |
| Treasury stock | (3,141) | (2,642) | (6,555) |
| Changes in other financing activities | (1,617) | 952 | (1,616) |
| **Cash used for financing activities** | **(68,853)** | **(135,511)** | **(102,867)** |
| Effect of currency exchange rate change on cash | 2,062 | (234) | 1,152 |
| Increase (decrease) in cash, cash equivalents and restricted cash | 5,569 | 5,808 | (38,815) |
| Cash, cash equivalents and restricted cash at beginning of year | 110,612 | 104,804 | 143,619 |
| **Cash, cash equivalents and restricted cash at end of year** | **$ 116,181** | **$ 110,612** | **$ 104,804** |

*The accompanying notes are an integral part of these consolidated financial statements.*

# GANNETT CO., INC.
## CONSOLIDATED STATEMENTS OF EQUITY

| In thousands | Common stock Shares | Common stock $ | Additional paid-in capital | Accumulated other comprehensive income (loss) | Accumulated deficit | Treasury stock Shares | Treasury stock $ | Non-controlling interests[a] | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2021** | **144,667** | **$1,446** | **$ 1,400,206** | **$       59,998** | **$    (921,399)** | **2,368** | **$  (8,151)** | **$   (2,485)** | **$   529,615** |
| Net loss attributable to Gannett | — | — | — | — | (78,002) | — | — | (253) | (78,255) |
| Acquisition of noncontrolling interests | — | — | (4,419) | — | — | — | — | 2,369 | (2,050) |
| Restricted share grants | 7,127 | 71 | (71) | — | — | — | — | — | — |
| Restricted stock awards settled, net of withholdings | 615 | 7 | (1,737) | — | — | — | — | — | (1,730) |
| Performance stock units settled, net of withholdings | 563 | 6 | (892) | — | — | — | — | — | (886) |
| Other comprehensive loss, net[b] | — | — | — | (161,229) | — | — | — | — | (161,229) |
| Share-based compensation expense | — | — | 16,751 | — | — | — | — | — | 16,751 |
| Issuance of common stock | 314 | 3 | 135 | — | — | — | — | — | 138 |
| Treasury stock | — | — | — | — | — | 1,568 | (6,555) | — | (6,555) |
| Restricted share forfeiture | — | — | — | — | — | 3,127 | (31) | — | (31) |
| Other activity | — | — | (395) | — | — | — | — | — | (395) |
| **Balance at December 31, 2022** | **153,286** | **$1,533** | **$ 1,409,578** | **$    (101,231)** | **$    (999,401)** | **7,063** | **$ (14,737)** | **$      (369)** | **$   295,373** |
| Net loss attributable to Gannett | — | — | — | — | (27,791) | — | — | (103) | (27,894) |
| Restricted share grants | 4,682 | 47 | (47) | — | — | — | — | — | — |
| Performance stock units settled, net of withholdings | 97 | 1 | (127) | — | — | — | — | — | (126) |
| Other comprehensive income, net[b] | — | — | — | 35,690 | — | — | — | — | 35,690 |
| Share-based compensation expense | — | — | 16,567 | — | — | — | — | — | 16,567 |
| Issuance of common stock | 490 | 5 | 95 | — | — | — | — | — | 100 |
| Treasury stock | — | — | — | — | — | 1,132 | (2,642) | — | (2,642) |
| Restricted share forfeiture | — | — | — | — | — | 1,420 | (14) | — | (14) |
| Other activity | — | — | 259 | — | — | — | — | — | 259 |
| **Balance at December 31, 2023** | **158,555** | **$1,586** | **$ 1,426,325** | **$     (65,541)** | **$  (1,027,192)** | **9,615** | **$ (17,393)** | **$      (472)** | **$   317,313** |
| Net loss attributable to Gannett | — | — | — | — | (26,354) | — | — | (33) | (26,387) |
| Other comprehensive income, net[b] | — | — | — | 9,377 | — | — | — | — | 9,377 |
| Share-based compensation expense | — | — | 12,522 | — | — | — | — | — | 12,522 |
| Equity component of convertible debt | — | — | (157,089) | — | — | — | — | — | (157,089) |
| Issuance of common stock | 281 | 2 | 97 | — | — | — | — | — | 99 |
| Treasury stock | — | — | — | — | — | 1,289 | (3,141) | — | (3,141) |
| Restricted share forfeiture | — | — | — | — | — | 543 | (6) | — | (6) |
| Other activity | — | — | (54) | — | — | — | — | — | (54) |
| **Balance at December 31, 2024** | **158,836** | **$1,588** | **$ 1,281,801** | **$     (56,164)** | **$  (1,053,546)** | **11,447** | **$ (20,540)** | **$      (505)** | **$   152,634** |

[a] Excludes Redeemable noncontrolling interests which are reflected in temporary equity.

[b] Other comprehensive income (loss) is net of an income tax provision of $2.9 million and $6.8 million for the years ended December 31, 2024 and 2023, respectively, and net of an income tax benefit of $43.2 million for the year ended December 31, 2022.

*The accompanying notes are an integral part of these consolidated financial statements.*

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

## NOTE 1 — Description of business and basis of presentation

**Description of business**

Gannett Co., Inc. ("Gannett", "we", "us", "our", or the "Company") is a diversified media company with expansive reach at the national and local level dedicated to empowering and enriching communities. We seek to inspire, inform, and connect audiences as a sustainable, growth focused media and digital marketing solutions company. Through our trusted brands, including the USA TODAY NETWORK, comprised of the national publication, USA TODAY, and local media organizations, including our network of local properties, in the United States (the "U.S."), and Newsquest, a wholly-owned subsidiary operating in the United Kingdom (the "U.K."), we provide essential journalism, local content, and digital experiences to audiences and businesses. We deliver high-quality, trusted content with a commitment to balanced, unbiased journalism, where and when consumers want to engage. We prioritize a digital-first strategy, focusing on audience growth and engagement while diversifying revenue streams. Our digital marketing solutions brand, LocaliQ, supports small and medium-sized businesses ("SMBs") with innovative digital marketing products and solutions. Our mission remains to inspire, inform, and connect communities while driving sustainable growth for our customers, advertisers, partners, and shareholders.

The Company reports in three segments: Domestic Gannett Media, Newsquest and Digital Marketing Solutions ("DMS"). We also have a Corporate and other category that includes activities not directly attributable to a specific reportable segment and includes broad corporate functions, such as legal, human resources, accounting, analytics, finance, marketing and technology, as well as other general business costs. A full description of our reportable segments is included in Note 14 — Segment reporting.

**Basis of presentation**

The Consolidated financial statements include all the assets, liabilities, revenues, expenses, and cash flows of entities which Gannett controls due to ownership of a majority voting interest ("subsidiaries"). All significant intercompany accounts and transactions have been eliminated in consolidation, and the Company consolidates entities that it controls due to ownership of a majority voting interest.

**Use of estimates**

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Consolidated financial statements and footnotes thereto. Actual results could differ materially from those estimates.

Significant estimates inherent in the preparation of the Consolidated financial statements include pension and postretirement benefit obligation assumptions, income taxes, goodwill and intangible asset impairment analysis, valuation of property, plant, and equipment and the mark to market of the conversion feature associated with the convertible debt.

**Reclassifications**

Certain reclassifications have been made to the prior year Consolidated financial statements to conform to classifications used in the current year. Beginning in the first quarter of 2024, the Company updated the presentation of its revenues to reflect the disaggregation between Digital revenues and Print and commercial revenues. These reclassifications had no impact on net income (loss), stockholders' equity or cash flows as previously reported.

## NOTE 2 — Summary of significant accounting policies

**Cash, cash equivalents and restricted cash and supplementary cash flow information**

Cash equivalents represent highly liquid certificates of deposit which have original maturities of three months or less. Restricted cash is held as cash collateral for certain business operations. Restricted cash primarily consists of funding for letters of credit, cash held in an irrevocable grantor trust for our deferred compensation plans and cash held with banking institutions for insurance plans.

The following table presents a reconciliation of cash, cash equivalents and restricted cash:

| | | December 31, | | | | |
|---|---|---|---|---|---|---|
| In thousands | | 2024 | | 2023 | | 2022 |
| Cash and cash equivalents | $ | 106,299 | $ | 100,180 | $ | 94,255 |
| Restricted cash, included in prepaid expenses and other current assets | | 278 | | 371 | | 563 |
| Restricted cash, included in other assets | | 9,604 | | 10,061 | | 9,986 |
| Total cash, cash equivalents and restricted cash | $ | 116,181 | $ | 110,612 | $ | 104,804 |

The following table presents supplementary cash flow information, including non-cash investing and financing activities:

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| In thousands | | 2024 | | 2023 | | 2022 |
| Cash paid for taxes, net | $ | 10,115 | $ | 8,222 | $ | 3,409 |
| Cash paid for interest | | 86,321 | | 89,335 | | 86,485 |
| *Non-cash investing and financing activities:* | | | | | | |
| Convertible notes exchange | | 223,614 | | — | | — |
| Accrued capital expenditures | | 39,634 | | 2,390 | | 699 |

**Accounts receivable**

Accounts receivable are stated at amounts due from customers, net of allowances, which reflect the Company's expected credit losses based on historical experience as well as current and expected economic conditions.

**Inventory**

Inventory consists principally of newsprint, which is valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method.

**Property, plant, and equipment, software development costs and depreciation**

Property, plant, and equipment are recorded at cost or at fair value for property, plant, and equipment related to acquired businesses. Routine maintenance and repairs are expensed as incurred. Depreciation is calculated under the straight-line method over the estimated useful lives. Leasehold improvements are amortized under the straight-line method over the shorter of the lease term or estimated useful life of the asset.

We capitalize costs to develop software for internal use when it is determined the development efforts will result in new or additional functionality or new products. Costs incurred prior to meeting these criteria and costs associated with ongoing maintenance are expensed as incurred and included in Operating costs in the accompanying Consolidated statements of operations and comprehensive income (loss).

Property, plant, and equipment and software development costs are evaluated for impairment in accordance with our policy for amortizable intangible assets and other long-lived assets.

A breakout of property, plant, and equipment and software is presented below:

| In thousands | December 31, 2024 | December 31, 2023 | Useful Lives *(range)* | | |
|---|---|---|---|---|---|
| Land | $ 18,075 | $ 21,990 | | | |
| Buildings and improvements | 123,454 | 147,171 | 10 years | - | 30 years |
| Machinery and equipment | 224,138 | 258,432 | 3 years | - | 20 years |
| Capitalized software | 183,172 | 114,122 | 3 years | - | 5 years |
| Furniture and fixtures | 14,793 | 23,541 | 7 years | - | 10 years |
| Construction in progress | 14,361 | 10,239 | | | |
| Total | 577,993 | 575,495 | | | |
| Less: accumulated depreciation[a] | (337,013) | (336,408) | | | |
| Property, plant, and equipment, net | $ 240,980 | $ 239,087 | | | |

[a] Includes accumulated depreciation of capitalized software of approximately $105.5 million and $74.4 million for the years ended December 31, 2024 and 2023, respectively.

Depreciation expense was $68.2 million, $72.6 million, and $86.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

**Goodwill, intangible and long-lived assets**

Goodwill represents the excess of acquisition cost over the fair value of assets acquired, including identifiable intangible assets, net of liabilities assumed. Indefinite-lived intangible assets consist of newspaper mastheads and finite-lived intangible assets consist of advertiser, subscriber and other customer relationships, as well as trade names, and developed technology. Newspaper mastheads are not amortized because it has been determined that the useful lives of such mastheads are indefinite. Intangible assets that have finite useful lives are amortized over those useful lives.

Goodwill is tested for impairment annually as of November 30 each year and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We perform our impairment analysis on each of our reporting units. We evaluate our reporting units annually, as well as when changes in our operating structure occur. The Company has the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company elects to perform a qualitative assessment and concludes it is more likely than not that the fair value of the reporting unit is equal to or greater than its carrying value, no further assessment of that reporting unit's goodwill is necessary; otherwise goodwill must be tested for impairment. In the quantitative test, we are required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is defined as the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. The Company generally determines the fair value of a reporting unit using a combination of a discounted cash flow analysis and a market-based approach. Estimates of fair value include inputs that are subjective in nature, involve uncertainties, and involve matters of significant judgment that are made at a specific point in time. Changes in key assumptions from period to period could significantly affect the estimates of fair value. Significant assumptions used in the fair value estimates include projected revenues and related growth rates over time, projected operating cash flow margins, discount rates, and future economic and market conditions. If the carrying value of the reporting unit exceeds the estimate of fair value, we calculate the impairment as the excess of the carrying value of goodwill over its implied fair value.

Indefinite-lived intangible assets, which are newspaper mastheads, are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. The impairment test consists of a comparison of the fair value of each group of mastheads with their carrying amount. We use a relief from royalty approach which utilizes a discounted cash flow model to determine the fair value of newspaper mastheads. Our judgments and estimates of future operating results in determining the reporting unit fair values are consistently applied in determining the fair value of mastheads.

The Company assesses the recoverability of its long-lived assets, including property, plant, and equipment and finite-lived intangible assets, whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. The evaluation is performed by asset group, which is the lowest level of identifiable cash flows independent of other assets. The assessment of recoverability is based on management's estimates by comparing the sum of the estimated undiscounted cash flows generated by the underlying asset groups to its carrying value of the asset groups to determine whether an impairment existed at its lowest level of identifiable cash flows. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by the asset group, an impairment is recognized to the extent the carrying value of such asset group exceeds its fair value.

All three of our reporting units have goodwill balances. We conducted our goodwill and indefinite-lived intangible asset impairment testing in the fourth quarter of 2024 and did not identify any impairment. In addition, we had no impairments of goodwill and indefinite-lived intangible assets in 2023 and 2022.

See Note 6 — Goodwill and intangible assets for further discussion of Goodwill and intangible assets.

**Income taxes**

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company establishes a valuation allowance if it is more likely than not that all or a portion of a deferred tax asset will not be realized. See Note 11 — Income taxes for further discussion.

We also evaluate any uncertain tax positions and recognize a liability for the tax benefit associated with an uncertain tax position if it is more likely than not that the tax position will not be sustained on examination by the taxing authorities upon consideration of the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We record a liability for uncertain tax positions taken or expected to be taken in a tax return. Any change in judgment related to the expected ultimate resolution of uncertain tax positions is recognized in earnings in the period in which such change occurs.

**Fair value of financial instruments**

The carrying value of the Company's cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short maturity of these instruments. A discussion of the fair value level of the Company's debt and embedded conversion option is disclosed in Note 8 — Debt. For further details surrounding our policies on fair value measurement, including the fair values of our pension plan assets, refer to Note 10 — Fair value measurement.

**Deferred financing costs**

Deferred financing costs consist of costs incurred in connection with debt financings and are recorded as a contra-liability in Long-term debt on the Consolidated balance sheets. Such costs are amortized using the effective interest method over the estimated remaining term of the debt. This amortization represents a component of Interest expense. A proportionate amount of deferred financing costs is written-off upon early prepayment of debt as a component of Loss (gain) on early extinguishment of debt on the Consolidated statements of operations and comprehensive income (loss).

**Revenue recognition**

Revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Our contracts with customers sometimes include promises to transfer multiple products and services to a customer. Revenue from sales agreements that contain multiple performance obligations are allocated to each obligation based on the relative standalone selling price. We determine standalone selling prices based on observable prices charged to customers.

*Digital*

Digital revenues are primarily derived from digital advertising offerings such as digital marketing services generated through multiple services, including search advertising, display advertising, search optimization, social media, website development, web presence products, customer relationship management, and software-as-a-service solutions, classified advertisements and display advertisements, which may leverage third-party providers, and digital distribution of our publications, as well as digital content syndication, affiliate and content partnerships, and licensing revenues.

Digital advertising and marketing revenues are generated primarily by online marketing products provided by our DMS segment. The Company enters into agreements for products in which our clients typically pay in advance and on a monthly basis. These prepayments include all charges for the included technology and any media services, management, third-party content, and other costs and fees, all of which are accounted for as a single performance obligation. Revenue is then recognized as we purchase and deliver media on behalf of the customer and perform other marketing-related services.

Digital subscription revenues are derived from digital subscriptions. Digital subscription revenues are generally billed to customers at the beginning of the subscription period and are typically recognized over the subscription period as the performance obligations are delivered. The term of customer subscriptions normally ranges from one to twelve months.

Digital other revenues are derived mainly from digital syndication, affiliate, production and licensing revenues and are recognized when the related services are performed.

### Print and commercial

Print and commercial revenues are generated from the sale of local, national, and classified print advertising products, the sale of both home delivery and single copies of our publications, as well as commercial printing and distribution arrangements, and revenues from our events business.

The Company generates Print advertising revenues primarily by delivering advertising in its national publication, USA TODAY, and in its local publications including newspapers. Advertising revenues are categorized as local retail, local classified, online, and national. Print advertising revenue is recognized upon publication of the advertisement.

Print circulation revenues are derived from print subscriptions as well as single copy sales at retail stores, vending racks and boxes. Print circulation revenues from subscribers are generally billed to customers at the beginning of the subscription period and are typically recognized over the subscription period as the performance obligations are delivered. The term of customer subscriptions normally ranges from one to twelve months. Print circulation revenues from single-copy income are recognized based on the date of publication.

The Company provides commercial printing services to third parties as a means to generate incremental revenue and utilize excess printing capacity. Customers consist primarily of other publishers that do not have their own printing presses and do not compete with other Gannett publications. The Company also prints other commercial materials, including flyers, business cards and invitations. Revenue is generally recognized upon delivery. In addition, the Company generates revenues from its events and promotions business. Revenues are generated primarily through ticket sales, endurance events and race management services. Revenue is generally recognized when the event occurs.

### Principal versus agent considerations

We evaluate whether we are the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis) by performing analyses regarding whether we control the provision of specified goods or services before they are transferred to our customers. We report revenues gross when we control advertising inventory before it is transferred to the customer. Our control is evidenced by us being primarily responsible or sharing responsibility for the fulfillment of services and maintaining control over transaction pricing.

### Practical expedients and exemptions

The Company generally expenses sales commissions or other costs to obtain contracts when incurred because the amortization period is generally one year or less. These costs are recorded within Selling, general and administrative expenses.

The Company does not disclose unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

### Deferred revenues

The Company records deferred revenues when cash payments are received in advance of the Company's performance obligation. The Company's primary source of deferred revenues is from circulation subscriptions paid in advance of the service provided, which represents future delivery of publications (the performance obligation) to subscription customers. The Company expects to recognize the revenue related to unsatisfied performance obligations over the next one to twelve months in accordance with the terms of the subscriptions.

The Company's payment terms vary by the type and location of the customer and the products or services offered. The period between invoicing and when payment is due is not significant. For certain products or services and customer types, the Company requires payment before the products or services are delivered to the customer. The majority of our subscription customers are billed and pay on monthly terms.

**Advertising costs**

Advertising costs are expensed in the period incurred. The Company incurred total advertising expenses for the years ended December 31, 2024, 2023, and 2022 of $45.7 million, $41.9 million, and $56.8 million, respectively.

**Pension and postretirement liabilities**

Pension and other postretirement benefit costs under our defined benefit retirement plans are actuarially determined. For plans with frozen benefits, we recognize the cost of postretirement benefits such as pension, medical, and life insurance benefits on an accrual basis over the average life expectancy of employees expected to receive such benefits. For active plans, costs are recognized over the estimated average future service period. We also recognize liabilities associated with the withdrawal from multiemployer pension plans. See Note 9 — Pensions and other postretirement benefit plans for further details.

**Share-based compensation**

Share-based payments to employees and members of the Board of Directors (i.e., grants of stock options and restricted stock) are recognized in the Consolidated financial statements over the service period (generally the vesting period) based on fair values measured on grant dates, less forfeitures. The Company accounts for forfeitures as they occur.

**Self-insurance liability accruals**

The Company maintains self-insured medical and workers' compensation programs. The Company purchases stop loss coverage from third parties, which limits our exposure to large claims. The Company records a liability for healthcare and workers' compensation costs during the period in which they occur, including an estimate of incurred but not reported claims.

**Concentration of risk**

Cash and cash equivalents are maintained with multiple financial institutions. The Company has deposits held with banks that exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

Due to the distributed nature of our operations, we are not subject to significant concentrations of risk relating to customers, products, or geographic locations. Our foreign revenues, principally from businesses in the U.K. at our Newsquest segment and international operations at our DMS segment, were $239.3 million and $40.6 million, respectively, for the year ended December 31, 2024. As of December 31, 2024, our long-lived assets in foreign countries were $182.7 million at our Newsquest segment and $5.5 million for our international operations at our DMS segment.

**Leases**

We determine if an arrangement is a lease at inception. Operating leases are included in Operating lease assets, Other current liabilities, and Long-term operating lease liabilities on our Consolidated balance sheets. Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The rates implicit within the Company's leases are generally not determinable; therefore, the Company uses judgment to determine the incremental borrowing rate used to calculate the present value of lease payments. The incremental borrowing rate is determined using our credit rating and information available related to similar terms and payments as of the commencement date. ROU assets are assessed for impairment in accordance with the Company's accounting policy for long-lived assets.

Our lease terms include options to extend or terminate. The period which is subject to an option to extend the lease is included in the lease term if it is reasonably certain that the option will be exercised. The period which is subject to an option to terminate the lease is included if it is reasonably certain that the option will not be exercised. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

For all material classes of leased assets, we do not separate lease components from non-lease components, and account for both components as a single lease component. For certain equipment leases, we apply a portfolio approach to account for the operating lease ROU assets and liabilities.

## Accounts payable and accrued liabilities

A breakout of Accounts payable and accrued liabilities is presented below:

|  | | December 31, | | |
| --- | --- | --- | --- | --- |
| In thousands | | **2024** | | **2023** |
| Accounts payable | $ | 154,162 | $ | 142,215 |
| Compensation | | 81,738 | | 82,160 |
| Taxes (primarily property, sales, and payroll taxes) | | 9,135 | | 9,990 |
| Benefits | | 19,765 | | 19,422 |
| Interest | | 3,972 | | 5,617 |
| Other | | 49,612 | | 34,040 |
| Accounts payable and accrued liabilities | $ | 318,384 | $ | 293,444 |

## Loss contingencies

We are subject to various legal proceedings, claims, and regulatory matters, the outcomes of which are subject to significant uncertainty. We determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible, or probable and whether it can be reasonably estimated. We accrue for loss contingencies when such amounts are probable and reasonably estimable. If a contingent liability is only reasonably possible, we will disclose the potential range of the loss if material and estimable. Legal costs expected to be incurred in connection with loss contingencies are expensed as incurred.

## Foreign currency translation

The statements of income of foreign operations have been translated to U.S. dollars using the average currency exchange rates in effect during the relevant period. The balance sheets have been translated using the currency exchange rates as of the end of the accounting period. The impact of currency exchange rate changes on the translation of the balance sheets are included in Comprehensive income (loss) in the Consolidated statements of operations and comprehensive income (loss) and are classified as Accumulated other comprehensive loss in the Consolidated balance sheets and Consolidated statements of equity.

## Recent accounting pronouncements adopted

### Reportable segment disclosures

In November 2023, the Financial Accounting Standards Board (the "FASB") issued guidance, Accounting Standards Update ("ASU") 2023-07, which improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 requires the amendments to be applied retrospectively and is effective for annual reporting periods beginning with the year ended December 31, 2024 and for interim periods beginning with the quarter ending March 31, 2025. The Company's adoption of this guidance did not have an impact on the Consolidated financial statements. Refer to "Note 14 – Segments", which reflects updated disclosures to include segment expenses regularly provided to the Chief Operating Decision Maker ("CODM"), which is our Chief Executive Officer.

## Recent accounting pronouncements not yet adopted

### Induced conversions of convertible debt instruments

In November 2024, the FASB issued guidance, ASU 2024-04, which clarifies the assessment of whether certain settlements of convertible debt instruments should be accounted for as an inducement conversion. The new guidance is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual periods. The Company is currently evaluating the provisions of the updated guidance and assessing the impact on the Consolidated financial statements.

### *Disaggregation of income statement expenses*

In November 2024, the FASB issued guidance, ASU 2024-03, which requires disaggregated disclosures of certain categories of expenses that are included in expense line items on the face of the income statement. The disclosures are required on an annual and interim basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the provisions of the updated guidance and assessing the impact on the Consolidated financial statements.

### *Income tax disclosures*

In November 2023, the FASB issued guidance, ASU 2023-09, which enhances annual income tax disclosures. ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the provisions of the updated guidance and assessing the impact on the Consolidated financial statements.

### NOTE 3 — Revenues

Revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company's Consolidated statements of operations and comprehensive income (loss) present revenues disaggregated by revenue type. Sales taxes and other usage-based taxes are excluded from revenues.

The following tables present our revenues disaggregated by segment and revenue type:

| | Year ended December 31, 2024 | | | | | |
|---|---|---|---|---|---|---|
| In thousands | Domestic Gannett Media | Newsquest | Digital Marketing Solutions | Corporate and other | Intersegment eliminations | Consolidated |
| Digital advertising | $ 292,897 | $ 53,481 | $ — | $ — | $ — | $ 346,378 |
| Digital marketing services | 142,120 | 7,941 | 477,807 | — | (151,819) | 476,049 |
| Digital-only subscription | 181,670 | 7,158 | — | — | — | 188,828 |
| Digital other | 76,027 | 10,713 | — | 5,656 | — | 92,396 |
| **Digital** | **692,714** | **79,293** | **477,807** | **5,656** | **(151,819)** | **1,103,651** |
| | | | | | | |
| Print advertising | 451,589 | 74,211 | — | — | — | 525,800 |
| Print circulation | 582,965 | 67,082 | — | — | — | 650,047 |
| Commercial and other[a] | 211,130 | 18,687 | — | — | — | 229,817 |
| **Print and commercial** | **1,245,684** | **159,980** | **—** | **—** | **—** | **1,405,664** |
| | | | | | | |
| **Total revenues** | **$ 1,938,398** | **$ 239,273** | **$ 477,807** | **$ 5,656** | **$ (151,819)** | **$ 2,509,315** |

[a] For the year ended December 31, 2024, included $141.8 million of Commercial printing and delivery revenues at the Domestic Gannett Media segment and $10.2 million of Commercial printing revenues at the Newsquest segment.

| In thousands | Domestic Gannett Media | Newsquest | Digital Marketing Solutions | Corporate and other | Intersegment eliminations | Consolidated |
|---|---|---|---|---|---|---|
| | **Year ended December 31, 2023** | | | | | |
| Digital advertising | $ 283,249 | $ 50,362 | $ — | $ — | $ — | $ 333,611 |
| Digital marketing services | 140,589 | 8,920 | 477,909 | — | (150,460) | 476,958 |
| Digital-only subscription | 150,384 | 5,237 | — | — | — | 155,621 |
| Digital other | 67,521 | 10,391 | — | 6,268 | — | 84,180 |
| **Digital** | **641,743** | **74,910** | **477,909** | **6,268** | **(150,460)** | **1,050,370** |
| | | | | | | |
| Print advertising | 501,701 | 74,844 | — | — | — | 576,545 |
| Print circulation | 704,158 | 68,042 | — | — | — | 772,200 |
| Commercial and other[(a)] | 248,251 | 16,184 | — | — | — | 264,435 |
| **Print and commercial** | **1,454,110** | **159,070** | **—** | **—** | **—** | **1,613,180** |
| | | | | | | |
| **Total revenues** | **$ 2,095,853** | **$ 233,980** | **$ 477,909** | **$ 6,268** | **$ (150,460)** | **$ 2,663,550** |

(a) For the year ended December 31, 2023, included $178.1 million of Commercial printing and delivery revenues at the Domestic Gannett Media segment and $8.0 million of Commercial printing revenues at the Newsquest segment.

| In thousands | Domestic Gannett Media | Newsquest | Digital Marketing Solutions | Corporate and other | Intersegment eliminations | Consolidated |
|---|---|---|---|---|---|---|
| | **Year ended December 31, 2022** | | | | | |
| Digital advertising | $ 306,456 | $ 50,890 | $ — | $ — | $ — | $ 357,346 |
| Digital marketing services | 133,219 | 9,263 | 468,883 | — | (143,456) | 467,909 |
| Digital-only subscription | 127,671 | 4,947 | — | — | — | 132,618 |
| Digital other | 65,757 | 9,510 | — | 5,440 | — | 80,707 |
| **Digital** | **633,103** | **74,610** | **468,883** | **5,440** | **(143,456)** | **1,038,580** |
| | | | | | | |
| Print advertising | 594,741 | 76,141 | — | — | — | 670,882 |
| Print circulation | 884,854 | 67,165 | — | — | — | 952,019 |
| Commercial and other[(a)] | 267,108 | 16,714 | — | — | — | 283,822 |
| **Print and commercial** | **1,746,703** | **160,020** | **—** | **—** | **—** | **1,906,723** |
| | | | | | | |
| **Total revenues** | **$ 2,379,806** | **$ 234,630** | **$ 468,883** | **$ 5,440** | **$ (143,456)** | **$ 2,945,303** |

(a) For the year ended December 31, 2022, included $204.8 million of Commercial printing and delivery revenues at the Domestic Gannett Media segment and $7.0 million of Commercial printing revenues at the Newsquest segment.

Revenues generated from international operations comprised 11.2%, 10.3%, and 9.3% of total revenues for the years ended December 31, 2024, 2023, and 2022, respectively.

The following table presents the change in the deferred revenues balances for the years ended December 31,:

| In thousands | 2024 | 2023 |
|---|---|---|
| Beginning balance | $ 120,502 | $ 153,648 |
| Receipts, net of refunds | 1,023,636 | 1,097,699 |
| Revenue recognized | (1,036,138) | (1,130,845) |
| Ending balance | $ 108,000 | $ 120,502 |

## NOTE 4 — Leases

We lease certain real estate, vehicles, and equipment. Our leases have remaining lease terms of one to 12 years, some of which may include options to extend the leases, and some of which may include options to terminate the leases. The exercise of lease renewal options is at our sole discretion. The depreciable lives of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

The components of lease expense are as follows:

| In thousands | | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** | |
| Operating lease cost[a] | $ | 52,417 | $ | 64,845 | $ | 73,103 | |
| Short-term lease cost[b] | | 938 | | 900 | | 929 | |
| Variable lease cost | | 12,390 | | 13,200 | | 13,002 | |
| Net lease cost | $ | 65,745 | $ | 78,945 | $ | 87,034 | |

[a] Includes sublease income of $8.3 million, $9.1 million, and $7.7 million for the years ended December 31, 2024, 2023, and 2022, respectively.
[b] Excludes expenses relating to leases with a lease term of one month or less.

In 2023, the Company sold two properties in Michigan and Arizona for a total of $60.5 million, which resulted in a net gain of $39.3 million. Contemporaneously with the closing of the sales, the Company entered into leases pursuant to which we leased back the properties for cumulative annual rent of $39.9 million, subject to annual escalations. The leases are accounted for as operating leases.

Supplemental information related to leases are as follows:

| In thousands, except lease term and discount rate | | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** | |
| Cash paid for amounts included in the measurement of operating lease liabilities | $ | 71,985 | $ | 76,338 | $ | 79,659 | |
| Right-of-use assets obtained in exchange for operating lease obligations | | 6,071 | | 31,501 | | 15,272 | |
| Gain on sale and leaseback transactions, net | | (105) | | (40,221) | | (12,249) | |
| | | | | | | | |
| Weighted-average remaining lease term (in years) | | 6.0 | | 6.4 | | 6.8 | |
| Weighted-average discount rate | | 13.2 % | | 13.0 % | | 12.6 % | |

Future minimum lease payments under non-cancellable leases are as follows:

| In thousands | | Year ended December 31, |
|---|---|---|
| 2025 | $ | 61,987 |
| 2026 | | 50,461 |
| 2027 | | 42,486 |
| 2028 | | 38,113 |
| 2029 | | 37,293 |
| Thereafter | | 74,223 |
| Total future minimum lease payments | | 304,563 |
| Less: Imputed interest | | 97,071 |
| Total | $ | 207,492 |

As of December 31, 2024, we have entered into leases that have not yet commenced with future lease payments of $0.9 million, which are not yet recorded on the Consolidated balance sheet.

## NOTE 5 — Accounts receivable, net

The Company performs its evaluation of the collectability of trade receivables based on customer category. For example, trade receivables from individual subscribers to our publications are evaluated separately from trade receivables related to advertising customers. For advertising trade receivables, the Company applies a "black motor formula" methodology as the baseline to calculate the allowance for credit losses. The reserve percentage is calculated as a ratio of total net bad debts (less write-offs and recoveries) for the prior three-year period to total outstanding trade accounts receivable for the same three-year period. The calculated reserve percentage by customer category is applied to the consolidated gross advertising receivable balance, irrespective of aging. In addition, each category has specific reserves for at risk accounts that vary based on the nature of the underlying trade receivables. Due to the short-term nature of our circulation receivables, the Company reserves all receivables aged over 90 days.

The following table presents changes in the allowance for credit losses:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| In thousands | | 2024 | | 2023 |
| Beginning balance | $ | 16,338 | $ | 16,697 |
| Current period provision | | 5,155 | | 12,316 |
| Write-offs charged against the allowance | | (10,564) | | (17,143) |
| Recoveries of amounts previously written-off | | 2,676 | | 4,325 |
| Other | | (9) | | 143 |
| Ending balance | $ | 13,596 | $ | 16,338 |

The calculation of the allowance considers current economic, industry and customer-specific conditions relative to their respective operating environments in the incremental allowances recorded related to high-risk accounts, bankruptcies, receivables in repayment plan and other aging specific reserves. As a result of this analysis, the Company adjusts specific reserves and the amount of allowable credit as appropriate. The collectability of trade receivables related to advertising, marketing services and other customers depends on a variety of factors, including trends in local, regional, or national economic conditions that affect our customers' ability to pay. The advertisers in our newspapers and other publications and related websites are primarily retail businesses that can be significantly affected by regional or national economic downturns and other developments that may impact our ability to collect on the related receivables. Similarly, while circulation revenues related to individual subscribers are primarily prepaid, changes in economic conditions may also affect our ability to collect on amounts owed from single copy circulation customers.

For the years ended December 31, 2024 and 2023, the Company recorded bad debt expense of $5.2 million and $12.3 million, respectively, which is included in Selling, general and administrative expenses on the Consolidated statements of operations and comprehensive income (loss). The decrease in bad debt expense for the year ended December 31, 2024, was primarily due to stronger collections as well as the reversal of special reserves no longer needed in 2024.

## NOTE 6 — Goodwill and intangible assets

Goodwill and intangible assets consisted of the following:

| | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| In thousands | Gross carrying amount | Accumulated amortization | Net carrying amount | Gross carrying amount | Accumulated amortization | Net carrying amount |
| Finite-lived intangible assets: | | | | | | |
| Advertiser relationships | $ 445,356 | $ 279,176 | $ 166,180 | $ 446,609 | $ 236,168 | $ 210,441 |
| Other customer relationships | 89,106 | 59,198 | 29,908 | 101,819 | 56,601 | 45,218 |
| Subscriber relationships | 250,820 | 183,895 | 66,925 | 251,099 | 155,528 | 95,571 |
| Other intangible assets | 66,870 | 66,212 | 658 | 68,780 | 62,536 | 6,244 |
| Sub-total | $ 852,152 | $ 588,481 | $ 263,671 | $ 868,307 | $ 510,833 | $ 357,474 |
| Indefinite-lived intangible assets: | | | | | | |
| Mastheads | | | 166,703 | | | 166,876 |
| Total intangible assets | | | $ 430,374 | | | $ 524,350 |
| Goodwill | | | $ 530,028 | | | $ 533,876 |

As of December 31, 2024, the weighted average amortization periods for amortizable intangible assets were 11.1 years for advertiser relationships, 10.0 years for other customer relationships, 10.3 years for subscriber relationships, and 3.9 years for other intangible assets. The weighted average amortization period in total for all amortizable intangible assets is 10.2 years.

For the years ended December 31, 2024, 2023, and 2022, amortization expense was $88.1 million, $90.0 million, and $95.6 million, respectively.

As of December 31, 2024, the estimated future amortization expense for each of the five fiscal years was as follows: 2025 -

$80.7 million; 2026 - $62.2 million; 2027 - $60.9 million; 2028 - $26.0 million; and 2029 and thereafter - $33.8 million.

Changes in the carrying amount of Goodwill by segment are as follows:

| In thousands | Domestic Gannett Media | Newsquest | Digital Marketing Solutions | Total |
|---|---|---|---|---|
| Balance at December 31, 2022 | $ 401,106 | $ 14,589 | $ 117,471 | $ 533,166 |
| Acquisitions | — | 30 | — | 30 |
| Divestitures | (46) | (82) | — | (128) |
| Foreign exchange | (3) | 811 | — | 808 |
| Balance at December 31, 2023 | $ 401,057 | $ 15,348 | $ 117,471 | $ 533,876 |
| Divestitures | (3,662) | — | — | (3,662) |
| Foreign exchange | 13 | (199) | — | (186) |
| Balance at December 31, 2024 | $ 397,408 | $ 15,149 | $ 117,471 | $ 530,028 |

As of both December 31, 2024 and 2023, the carrying amount of goodwill reflected accumulated impairment losses of $340.8 million, $70.5 million and $44.1 million related to impairments at the Domestic Gannett Media, Newsquest and DMS segments, respectively.

**Annual impairment assessment**

The Company performed its goodwill and indefinite-lived intangible impairment assessment in the fourth quarter of 2024 with the assistance of third-party valuation specialists. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, long-term growth rates, company earnings multiples and relevant comparable transactions, as applicable, and the amount and timing of expected future cash flows. The cash flows employed in the analysis are based on the Company's internal forecasts, which considered the current and expected future economic and market conditions for each reporting unit. The long-term growth rates are dependent on various factors and could be adversely impacted by a sustained decrease in overall market growth rates, the competitive environment, relative currency exchange rates and a sustained increase in inflation, all of which the Company considered in determining the long-term growth rates used in the 2024 analysis, which ranged from 0% to 3.0%. The discount rates for each reporting unit are determined based on the inherent risks of each reporting unit's underlying operations and may be impacted by adverse changes in the macroeconomic environment and volatility in the equity and debt markets. The Company considered these factors in determining the discount rates used in the 2024 analysis, which ranged from 13.5% to 20.0%.

For goodwill, the Company determined the fair value of each reporting unit using a combination of a discounted cash flow analysis and a market-based approach. During the fourth quarter of 2024, the Company compared the fair value of each reporting unit to its carrying amount, which resulted in the fair value of all the reporting units being in excess of their carrying values.

For mastheads, the Company applied a "relief from royalty" approach, a discounted cash flow model, reflecting current assumptions, to determine the fair value of indefinite-lived intangible assets. During the fourth quarter of 2024, the Company compared the fair value of each indefinite-lived intangible asset to its carrying amount, which resulted in the fair value of each indefinite-lived intangible asset being in excess of its carrying value.

In addition to the annual impairment test, the Company is required to regularly assess whether a triggering event has occurred under ASC 360, "Property, Plant and Equipment ("ASC 360"), which would require interim impairment testing. As of December 31, 2024, the Company performed a review of potential indicators for its long-lived asset groups under ASC 360 and it was determined that no indicators of impairment were present.

During 2023 and 2022, there were no impairments of goodwill and indefinite-lived intangible assets.

While the Company believes its judgments represent reasonably possible outcomes based on available facts and circumstances, adverse changes to the assumptions, including those related to macroeconomic factors, comparable public company trading values and prevailing conditions in the capital markets, could lead to future declines in the fair value of a reporting unit. The Company continually evaluates whether current factors or indicators, such as prevailing conditions in the business environment, capital markets or the economy generally, and actual or projected operating results, require the performance of an interim impairment assessment of goodwill, as well as other long-lived assets. For example, any significant shortfall, now or in the future, in advertising revenues or subscribers and/or consumer acceptance of our products could lead to a downward revision in the fair value of certain reporting units.

**NOTE 7 — Integration and reorganization costs and asset impairments**

**Integration and reorganization costs**

Integration and reorganization costs include severance costs as well as other reorganization-related costs associated with individual restructuring programs, designed primarily to right-size the Company's employee base, consolidate facilities and improve operations. These initiatives impact all the Company's operations and can be influenced by the terms of union contracts. Costs related to these programs, which primarily include severance and other reorganization-related costs, are accrued when probable and reasonably estimable or at the time of program announcement.

*Severance-related expenses*

The Company recorded severance-related expenses by segment as follows:

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| *In thousands* | | **2024** | | **2023** | | **2022** |
| Domestic Gannett Media | $ | 11,529 | $ | 9,935 | $ | 40,654 |
| Newsquest | | 884 | | 1,762 | | 4,216 |
| Digital Marketing Solutions | | 1,254 | | 756 | | 434 |
| Corporate and other | | 1,481 | | 6,064 | | 12,310 |
| Total | $ | 15,148 | $ | 18,517 | $ | 57,614 |

A roll-forward of the accrued severance and related expenses included in Accounts payable and accrued liabilities on the Consolidated balance sheets for the years ended December 31, 2024 and 2023 is as follows:

| *In thousands* | | Severance and related expenses |
|---|---|---|
| Balance at December 31, 2022 | $ | 29,773 |
| Restructuring provision included in integration and reorganization costs | | 18,517 |
| Cash payments | | (41,362) |
| Balance at December 31, 2023 | | 6,928 |
| Restructuring provision included in integration and reorganization costs | | 15,148 |
| Cash payments | | (16,585) |
| Balance at December 31, 2024 | $ | 5,491 |

*Other reorganization-related costs*

Other reorganization-related costs represent individual restructuring programs, designed primarily to right-size the Company's employee base, consolidate facilities and improve operations. The Company recorded Other reorganization-related costs by segment as follows:

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| *In thousands* | | **2024** | | **2023** | | **2022** |
| Domestic Gannett Media[a] | $ | 38,096 | $ | (4,353) | $ | 14,921 |
| Newsquest[b] | | (1,397) | | 1 | | 209 |
| Digital Marketing Solutions | | 807 | | 28 | | 674 |
| Corporate and other | | 13,501 | | 10,275 | | 14,556 |
| Total | $ | 51,007 | $ | 5,951 | $ | 30,360 |

[a] For the year ended December 31, 2024, Other restructuring-related costs at the Domestic Gannett Media segment primarily reflected $25.9 million related to withdrawal liabilities which were expensed as a result of ceasing contributions to multiemployer pension plans and $9.7 million expensed as of the cease-use date related to certain licensed content. For the year ended December 31, 2023, Other restructuring-related costs at the Domestic Gannett Media segment reflected the reversal of $6.4 million of withdrawal liabilities related to multiemployer pension plans based on settlement of the withdrawal liability. For the year ended December 31, 2022, Other restructuring-related costs at the Domestic Gannett Media segment reflected a withdrawal liability of $8.6 million

which was expensed as a result of ceasing contributions to a multiemployer pension plan, as well as facilities consolidation expenses associated with exiting a lease.

[b] For the year ended December 31, 2024, Other restructuring-related costs at the Newsquest segment primarily reflected the reversal of a withdrawal liability of $1.4 million related to a pension plan based on settlement of the withdrawal liability.

## Asset impairments

### Corporate office relocation

On March 1, 2024, we exited and ceased use of our leased facility in McLean, Virginia and moved our corporate headquarters to our existing office space in New York. We will continue to seek subleases for the leased facility in McLean. As a result of the headquarters relocation, we recorded an impairment charge of approximately $46.0 million during the year ended December 31, 2024 related to the McLean operating lease right-of-use asset and the associated leasehold improvements. The fair value was measured using a discounted cash flow model based on market rents projected over the remaining lease term, which goes through October 2030.

## NOTE 8 — Debt

The Company's debt as of December 31, 2024 and 2023 consisted of the financing arrangements described below.

| | December 31, 2024 | | | | December 31, 2023 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| *In millions* | Principal balance | Unamortized original issue discount | Unamortized deferred financing costs | Carrying value | Principal balance | Unamortized original issue discount | Unamortized deferred financing costs | Carrying value |
| 2029 Term Loan Facility | $ 850.0 | $ (12.2) | $ (7.7) | $ 830.1 | $ — | $ — | $ — | $ — |
| Senior Secured Term Loan | — | — | — | — | 350.4 | (5.2) | (1.1) | 344.1 |
| 2026 Senior Notes | — | — | — | — | 291.6 | (5.8) | (4.6) | 281.2 |
| 2031 Notes | 223.7 | (5.0) | (2.8) | 215.9 | — | — | — | — |
| 2027 Notes | 38.1 | (4.2) | (0.1) | 33.8 | 485.3 | (67.8) | (1.5) | 416.0 |
| 2024 Notes | — | — | — | — | 3.3 | — | — | 3.3 |
| Total debt | $ 1,111.8 | $ (21.4) | $ (10.6) | $ 1,079.8 | $ 1,130.6 | $ (78.8) | $ (7.2) | 1,044.6 |
| Less: Current portion of long-term debt | $ (74.3) | $ — | $ — | $ (74.3) | $ (63.8) | $ — | $ — | (63.8) |
| Non-current portion of long-term debt | $ 1,037.5 | $ (21.4) | $ (10.6) | $ 1,005.5 | $ 1,066.8 | $ (78.8) | $ (7.2) | 980.8 |

## Term Loans

### 2029 Term Loan Facility

On October 15, 2024 (the "Closing Date"), the Company entered into an Amendment and Restatement Agreement (the "Amendment and Restatement Agreement") among the Company, as a guarantor, Gannett Holdings LLC ("Gannett Holdings"), a wholly owned subsidiary of the Company, as the borrower (in such capacity, the "Borrower"), certain subsidiaries of the Borrower as guarantors, the lenders party thereto, Citibank, N.A., as the existing collateral agent and administrative agent for the lenders, and Apollo Administrative Agency LLC, as the successor collateral agent and administrative agent for the lenders, which amended and restated the Company's existing First Lien Credit Agreement dated as of October 15, 2021 (as amended, supplemented or otherwise modified from time to time prior to the Closing Date, the "Existing Credit Agreement"; the Existing Credit Agreement, as amended and restated by the Amendment and Restatement Agreement, the "Amended Credit Agreement") by and among the Company, as guarantor, the Borrower, certain subsidiaries of the Borrower as guarantors and Citibank, N.A., as administrative agent and collateral agent. The Amended Credit Agreement provides for a new $900.0 million five-year first lien term loan facility (the "2029 Term Loan Facility"), which refinanced and replaced the Company's existing Senior Secured Term Loan (defined below). The 2029 Term Loan Facility is comprised of an initial term loan facility of $850.4 million, funded on the Closing Date (the "2029 Initial Draw Facility"), and a delayed draw term loan facility of $49.6 million (the "2029 Delayed Draw Facility"), which has been made available to the Borrower at its discretion from the Closing Date and for a period of six months thereafter, subject to certain terms and conditions. As of December 31, 2024, no amounts have been drawn under the 2029 Delayed Draw Facility. As of the Closing Date, the lenders under the Amended Credit Agreement consisted primarily of funds, accounts or other clients managed by Apollo Capital Management, L.P. or its affiliates (the

"Apollo Funds"), with $40.4 million of loans being provided by investors that elected the Loan Option Consideration in the 2026 Senior Notes Exchange Offer (as defined below). Pursuant to the Amended Credit Agreement, Apollo Administrative Agency LLC was appointed as the successor administrative agent and the successor collateral agent to Citibank, N.A.

The 2029 Term Loan Facility bears interest at an annual rate equal, at the Borrower's option, to either (i) an alternate base rate (which shall not be less than 2.50% per annum) plus a margin equal to 4.00% per annum or (ii) Adjusted Term SOFR (which shall be no less than 1.50%) plus a margin equal to 5.00% per annum. The 2029 Term Loan Facility will mature on October 15, 2029 and will be freely prepayable without penalty.

The 2029 Term Loan Facility is amortized at a rate of $17.0 million per quarter, with such rate to be adjusted upon the borrowing of any delayed-draw term loans to the extent necessary to cause such delayed-draw term loans to be fungible with the initial term loans under the 2029 Term Loan Facility. In addition, we are required to repay the 2029 Term Loan Facility from time to time with (i) the proceeds of non-ordinary course asset sales and casualty and condemnation events, (ii) the proceeds of indebtedness that is not otherwise permitted under the 2029 Term Loan Facility and (iii) the aggregate amount of cash and cash equivalents on hand at the Company and our restricted subsidiaries in excess of $100.0 million as of the last day of any fiscal year of the Company (beginning with the fiscal year ended December 31, 2024).

Proceeds from the 2029 Initial Draw Facility, funded on the Closing Date, were used on the Closing Date to prepay in full the Senior Secured Term Loan (as defined below), to repurchase the 2026 Senior Notes (as defined below) that were tendered by the holders thereof in the 2026 Senior Notes Exchange Offer and to repurchase the 2027 Notes (as defined below) that were exchanged by the holders thereof on the Closing Date pursuant to the Convertible Notes Exchange (as defined below).

The proceeds of the 2029 Delayed Draw Facility may be used to repurchase, redeem, defease or otherwise discharge outstanding 2027 Notes not exchanged in the Convertible Notes Exchange.

As of December 31, 2024, the 2029 Term Loan Facility was recorded at carrying value, which approximated fair value, in the Consolidated balance sheet and was classified as Level 2. As of December 31, 2024, the Company was in compliance with all of the covenants and obligations under the 2029 Term Loan Facility.

*Senior Secured Term Loan*

On October 15, 2021, Gannett Holdings entered into the Senior Secured Term Loan in an original aggregate principal amount of $516.0 million (the "Senior Secured Term Loan") with Citibank N.A., as collateral agent and administrative agent for the lenders. On January 31, 2022, Gannett Holdings entered into an amendment (the "Term Loan Amendment") to the Senior Secured Term Loan to provide for new incremental senior secured term loans (the "Incremental Term Loans") in an aggregate principal amount of $50 million. The Incremental Term Loans had substantially identical terms as the Senior Secured Term Loan and were treated as a single tranche with the Senior Secured Term Loan. The Term Loan Amendment also amended the Senior Secured Term Loan to transition the interest rate base from the London Interbank Offered Rate ("LIBOR") to the Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR"). During 2022, Gannett Holdings entered into two separate amendments to the Senior Secured Term Loan to provide for incremental senior secured term loans totaling an aggregate principal amount of $30.0 million (collectively, the "Exchanged Term Loans"). The Exchanged Term Loans had substantially identical terms as the Senior Secured Term Loan and Incremental Term Loans and were treated as a single tranche with the Senior Secured Term Loan and the Incremental Term Loans. As noted above, in October 2024, the 2029 Term Loan Facility refinanced and replaced the Senior Secured Term Loan.

The Senior Secured Term Loan bore interest at a per annum rate equal to the Adjusted Term SOFR (which shall not be less than 0.50% per annum) plus a margin equal to 5.00% or an alternate base rate (which shall not be less than 1.50% per annum) plus a margin equal to 4.00%. Loans under the Senior Secured Term Loan were able to be prepaid, at the option of Gannett Holdings, at any time without premium. In addition, we were required to repay the Senior Secured Term Loan from time to time with (i) the proceeds of non-ordinary course asset sales and casualty and condemnation events, (ii) the proceeds of indebtedness not permitted under the Senior Secured Term Loan, and (iii) the aggregate amount of cash and cash equivalents on hand at the Company and its restricted subsidiaries in excess of $100 million at the end of each fiscal year of the Company. Subsequent to the amendment effective as of April 8, 2022, the Senior Secured Term Loan was amortized at $15.1 million per quarter (or, if the ratio of debt secured on an equal basis with the Senior Secured Term Loan less unrestricted cash of the Company and its restricted subsidiaries to Consolidated EBITDA (as such terms were defined in the Senior Secured Term Loan) (such ratio, the "First Lien Net Leverage Ratio"), for the most recently ended period of four consecutive fiscal quarters was equal to or less than 1.20 to 1.00, $7.6 million per quarter). All obligations under the Senior Secured Term Loan were secured by all or substantially all of the assets of the Company and the wholly-owned domestic subsidiaries of the Company (the "Senior Secured Term Loan Guarantors"). The obligations of Gannett Holdings under the Senior Secured Term Loan were guaranteed on a senior secured basis by the Company and the Senior Secured Term Loan Guarantors.

During the year ended December 31, 2024, the Company received a waiver from certain lenders of the Senior Secured Term Loan that reduced the scheduled quarterly amortization payments payable to those lenders by $12.0 million for the year ended December 31, 2024, and which was the amount used by the Company to repurchase a portion of its 2026 Senior Notes (defined below) in March 2024.

As of December 31, 2023, the Senior Secured Term Loan was recorded at carrying value, which approximated fair value, in the Consolidated balance sheet and was classified as Level 2.

*Term Loan Summary*

The 2029 Term Loan Facility contains and the Senior Secured Term Loan (collectively with the 2029 Term Loan Facility, the "Term Loans") contained usual and customary covenants for credit facilities of this type, including a requirement to have minimum unrestricted cash of $30 million as of the last day of each fiscal quarter, and restricts, among other things, our ability to incur debt, grant liens, sell assets, make investments and pay dividends, in each case with customary exceptions, including an exception that permits dividends and repurchases of outstanding junior debt or equity in (i) an amount of up to $25 million per fiscal quarter if the First Lien Net Leverage Ratio for such fiscal quarter is equal to or less than 2.00 to 1.00 but greater than 1.50 to 1.00, (ii) an amount of up to $50 million per fiscal quarter if the First Lien Net Leverage Ratio for such fiscal quarter is equal to or less than 1.50 to 1.00 but greater than 1.00 to 1.00, and (iii) an unlimited amount if the First Lien Net Leverage Ratio for such fiscal quarter is equal to or less than 1.00 to 1.00.

There were certain lenders that participated in the 2029 Term Loan Facility, whose balances in the Senior Secured Term Loan and the 2026 Senior Notes were deemed to be modified. As a result, the Company continues to defer, over the term of the 2029 Term Loan Facility, the original issue discount and deferred financing fees from the Senior Secured Term Loan of $1.3 million and $0.3 million, respectively, and original issue discount and deferred financing fees from the 2026 Senior Notes of $0.9 million and $0.7 million, respectively, related to those lenders.

Original issue discount of $10.6 million was allocated to both the new lenders in the 2029 Term Loan Facility as well as those lenders whose balances in the Senior Secured Term Loan and the 2026 Senior Notes were deemed to be modified on a pro-rata basis. Additionally, deferred financing fees of $7.1 million were allocated to the new lenders in the 2029 Term Loan Facility, as well as those lenders whose balances in the Senior Secured Term Loan and the 2026 Senior Notes were deemed to be extinguished. Such amounts were capitalized and are being amortized over the term of the 2029 Term Loan Facility using the effective interest method.

For the year ended December 31, 2024, original issue discount of $2.2 million related to the 2029 Term Loan Facility was allocated to the lenders whose balances in the Senior Secured Term Loan and the 2026 Senior Notes were deemed to be extinguished and third-party fees of $5.0 million related to the 2029 Term Loan Facility were allocated to the lenders whose balances in the Senior Secured Term Loan and the 2026 Senior Notes were deemed to be modified. Such amounts were expensed and recorded in Other operating expenses in the Consolidated statements of operations and comprehensive income (loss).

In connection with the Term Loans, during the years ended December 31, 2024 and 2023, the Company recognized interest expense of $45.0 million and $40.0 million, respectively, and paid cash interest of $42.5 million and $40.0 million, respectively. For the years ended December 31, 2024 and 2023, the Company recognized amortization of original issue discount of $2.3 million and $2.8 million, respectively, and amortization of deferred financing costs of $0.7 million and $0.6 million, respectively. Additionally, during the years ended December 31, 2024 and 2023, the Company recognized a loss on early extinguishment of debt of $2.5 million and $1.1 million, respectively, related to the write-off of original issue discount and deferred financing costs as a result of early prepayments on the Term Loans.

For the year ended December 31, 2024, the Company prepaid $350.4 million, including quarterly amortization payments, on the Senior Secured Term Loan, and prepaid $0.5 million on the 2029 Term Loan Facility, which were classified as financing activities in the Consolidated statements of cash flows. As of December 31, 2024, the effective interest rate for the 2029 Term Loan Facility was 10.1%.

**2026 Senior Notes**

On October 15, 2021, Gannett Holdings completed a private offering of $400 million aggregate principal amount of 6.00%

first lien notes due November 1, 2026 (the "2026 Senior Notes"). The 2026 Senior Notes were issued pursuant to an indenture, dated October 15, 2021 (the "2026 Senior Notes Indenture") among Gannett Holdings, the Company, the guarantors from time to time party thereto (the "2026 Senior Notes Guarantors"), U.S. Bank National Association, as trustee, and U.S. Bank National Association, as collateral agent, registrar, paying agent and authenticating agent.

In March 2024, the Company entered into a privately negotiated agreement with certain holders of our 2026 Senior Notes, pursuant to which the Company repurchased $13.0 million of principal of our outstanding 2026 Senior Notes at a discount to par value. In connection with the repurchase of our 2026 Senior Notes in March 2024, the Company received the 2024 Waiver from certain lenders of the Senior Secured Term Loan, which was used to reduce the scheduled quarterly amortization payments payable to those lenders by approximately $12.0 million.

On October 15, 2024, the Company and Gannett Holdings completed an offer to exchange (the "2026 Senior Notes Exchange Offer") any and all outstanding 2026 Senior Notes for, at the election of each holder of 2026 Senior Notes, either (a) (i) term loans under the 2029 Term Loan Facility and (ii) an upfront fee equal to 1.5% of such term loans (together with the term loans, the "Loan Option Consideration"); or (b) cash (the "Cash Option Consideration").

Pursuant to the 2026 Senior Notes Exchange Offer, $274.7 million in aggregate principal amount of the 2026 Senior Notes were tendered and accepted for exchange and subsequently canceled. 2026 Senior Notes in an aggregate principal amount of $40.4 million were exchanged for the Loan Option Consideration and 2026 Senior Notes in an aggregate principal amount of $234.3 million were exchanged for the Cash Option Consideration. Pursuant to the 2026 Senior Notes Exchange Offer, the Company paid aggregate cash consideration of $234.9 million (including the Cash Option Consideration and the upfront fee included in the Loan Option Consideration).

On December 4, 2024, Gannett Holdings redeemed the remaining $3.9 million in aggregate principal amount of the 2026 Senior Notes outstanding (the "2026 Senior Notes Redemption") using the proceeds of non-ordinary course asset sales and cash on hand.

During the year ended December 31, 2024, as a result of the March 2024 privately negotiated agreement with certain holders of our 2026 Senior Notes, the 2026 Senior Notes Exchange Offer and the 2026 Senior Notes Redemption, the Company recognized a loss on the early extinguishment of debt of $5.1 million, which included the write-off of original issue discount and unamortized deferred financing costs. In addition, during the year ended December 31, 2023, as a result of privately negotiated agreements with certain holders of our 2026 Senior Notes pursuant to which the Company repurchased $53.6 million of outstanding 2026 Senior Notes at a discount to par value, the Company recognized a gain on the early extinguishment of debt of $5.6 million, which included the write-off of original issue discount and unamortized deferred financing costs.

As of December 31, 2023, the 2026 Senior Notes were recorded at carrying value in the Consolidated balance sheet.

For the years ended December 31, 2024 and 2023, the Company recognized interest expense of $13.4 million and $19.5 million, respectively, and paid cash interest of $16.3 million and $20.1 million, respectively. For the years ended December 31, 2024 and 2023, the Company recognized amortization of original issue discount of $1.6 million and $2.3 million, respectively, and amortization of deferred financing costs of $1.2 million and $1.8 million, respectively.

**Senior Secured Convertible Notes due 2027, Senior Secured Convertible Notes due 2031, and the Convertible Notes Exchange**

The 6.000% Senior Secured Convertible Notes due 2027 (the "2027 Notes") were issued pursuant to an Indenture dated as of November 17, 2020 (as amended, supplemented or otherwise modified from time to time, the "2027 Notes Indenture"), between the Company and U.S. Bank National Association, as trustee.

In connection with the issuance of the 2027 Notes, the Company entered into an Investor Agreement (the "Investor Agreement") with the holders of the 2027 Notes (the "Holders") establishing certain terms and conditions concerning the rights and restrictions on the Holders with respect to the Holders' ownership of the 2027 Notes. The Company also entered into an amendment to the Registration Rights Agreement dated November 19, 2019, between the Company and FIG LLC.

On October 15, 2024, the Company completed privately negotiated transactions with certain holders of 2027 Notes pursuant to which it (i) repurchased a total of $223.6 million in aggregate principal amount of 2027 Notes for cash at a rate of $1,110 per $1,000 principal amount of 2027 Notes, for aggregate cash consideration of $248.2 million and (ii) exchanged a total of $223.6 million in aggregate principal amount of 2027 Notes for new 6.000% Senior Secured Convertible Notes due 2031 (the "2031 Notes" and such repurchase and exchange, collectively, the "Convertible Notes Exchange"). The Company also paid accrued and unpaid interest of approximately $10.0 million to the holders of 2027 Notes who participated in the Convertible Notes Exchange.

Additionally, on October 15, 2024, the Company issued and sold $110,000 in aggregate principal amount of 2031 Notes in a privately negotiated transaction (the "2031 Notes Sale").

The 2031 Notes were issued pursuant to an indenture, dated as of October 15, 2024 (the "2031 Notes Indenture"), among the Company, the guarantors party thereto, U.S. Bank Trust Company, National Association, as trustee, and Alter Domus Products Corp, as collateral agent.

Concurrently with the Convertible Notes Exchange, the Company and the guarantors party thereto entered into a supplemental indenture to the 2027 Notes Indenture pursuant to which (i) substantially all of the restrictive covenants contained in the 2027 Notes Indenture were eliminated, (ii) certain of the default provisions contained in the 2027 Notes Indenture were eliminated and (iii) certain related provisions were amended to conform with such eliminations.

Interest on the 2027 Notes and 2031 Notes is payable semi-annually in arrears, and the 2027 Notes and 2031 Notes mature on December 1, 2027, and December 1, 2031, respectively, unless earlier repurchased or converted. The 2027 Notes and 2031 Notes may be converted at any time by the holders thereof into cash, shares of the Company's common stock, par value $0.01 per share (the "Common Stock") or any combination of cash and Common Stock, at the Company's election. The initial conversion rate for both the 2027 Notes and the 2031 Notes is 200 shares of Common Stock per $1,000 principal amount of the 2027 Notes and the 2031 Notes, respectively, which is equal to a conversion price of $5.00 per share of Common Stock (the "Conversion Price"). As of December 31, 2024, the amount by which the 2027 Notes and the 2031 Notes if-converted value exceeded its principal was $0.5 million and $2.7 million, respectively.

Upon the occurrence of a "Make-Whole Fundamental Change" (as defined in the 2027 Notes Indenture and the 2031 Notes Indenture), the Company will in certain circumstances increase the conversion rate for the 2027 Notes and the 2031 Notes for a specified period of time. If a "Fundamental Change" (as defined in the 2027 Notes Indenture and the 2031 Notes Indenture) occurs, the Company will be required to offer to repurchase the 2027 Notes and the 2031 Notes at a repurchase price of 110% of the principal amount thereof.

Under the 2031 Notes Indenture, the Company can only pay cash dividends up to an agreed-upon amount, provided the ratio of consolidated debt to EBITDA (as such term is defined in the 2031 Notes Indenture) does not exceed a specified ratio. In addition, the 2031 Notes Indenture provides that, at any time that the Company's Total Gross Leverage Ratio (as defined in the 2031 Notes Indenture) exceeds 1.5 and the Company approves the declaration of a dividend, the Company must offer to purchase a principal amount of 2031 Notes equal to the proposed amount of the dividend.

The Company will have the right to redeem for cash up to the lesser of (i) approximately $72.8 million and (ii) 30% of the aggregate principal amount of 2031 Notes issued pursuant to the 2031 Notes Indenture, in either case, with such amount reduced by 30% of the principal amount of 2031 Notes that has been converted by the holders of the 2031 Notes or redeemed or repurchased by the Company, at a redemption price of 140% of the principal amount thereof, on or prior to December 1, 2030 (or December 1, 2028 if the 2029 Term Loan Facility is refinanced or amended to permit the redemption of the 2031 Notes in an amount equal to or greater than such principal amount of 2031 Notes).

The 2027 Notes and 2031 Notes are guaranteed by Gannett Holdings and all subsidiaries of the Company that guarantee the 2029 Term Loan Facility. The 2027 Notes and 2031 Notes rank as senior secured debt of the Company and are secured by liens on the same collateral package that secures the indebtedness incurred in connection with the 2029 Term Loan Facility. The 2027 Notes are secured by liens that are junior to the liens securing indebtedness incurred under the 2029 Term Loan Facility and the 2031 Notes. The 2031 Notes are secured by liens that are junior to the liens securing indebtedness incurred under the 2029 Term Loan Facility but senior to the liens securing the 2027 Notes.

The 2031 Notes Indenture includes affirmative and negative covenants, including limitations on liens, indebtedness, dispositions, loans, advances and investors, sale and leaseback transactions, restricted payments, transactions with affiliates, restrictions on dividends and other payment restrictions affecting restricted subsidiaries, negative pledges, and modifications to certain agreements. The 2031 Notes Indenture also requires that the Company maintain, as of the last day of each fiscal quarter, at least $30.0 million of Qualified Cash (as defined in the 2031 Notes Indenture). The 2027 Notes Indenture and the 2031 Notes Indenture include customary events of default.

The 2027 Notes have two components: (i) a debt component, and (ii) an equity component. As of December 31, 2024 and 2023, the debt component of the 2027 Notes was recorded at carrying value in the Consolidated balance sheets. The carrying value of the 2027 Notes reflected the balance of the unamortized discount related to the value of the conversion feature assessed at inception and did not approximate fair value as of December 31, 2024. The 2027 Notes were classified as Level 2, and based on unadjusted quoted prices in the active market obtained from third-party pricing services, the Company determined that the estimated fair value of the 2027 Notes was $44.6 million as of December 31, 2024, and was primarily affected by fluctuations in market interest rates and the price of the Company's Common Stock.

In connection with the Convertible Notes Exchange, for the year ended December 31, 2024, the Company recognized a gain on extinguishment of $114.6 million and a write-off of unamortized original issue discount and unamortized deferred financing costs of $50.3 million and $1.1 million, respectively. As a result of the Convertible Notes Exchange, the Company recorded a reduction in Additional paid-in capital of $237.5 million in the Consolidated balance sheet as of December 31, 2024. As of December 31, 2024, the conversion feature remaining in Additional paid-in capital was $42.0 million, net of tax. The remaining 2027 Notes are convertible into 7.6 million shares of Common Stock, based on the initial conversion price of $5.00 per share.

The 2031 Notes have two components: (i) a debt component, and (ii) an equity component. The debt component of the 2031 Notes was recorded at its principal value at issuance, and as of December 31, 2024 was recorded at its carrying value in the Consolidated balance sheet. As of December 31, 2024, the 2031 Notes were classified as Level 2 and the carrying value of the 2031 Notes approximated fair value.

The excess of the fair value over the principal value of the 2031 Notes was recorded in Additional Paid-in capital as the 2031 Notes were issued at a 50% premium. The equity component of the 2031 Notes was classified as Level 3, as it was calculated based on the aggregate fair value of the 2031 Notes which used a binomial lattice model and assumptions based on market information and historical data, and significant unobservable inputs. As of December 31, 2024, the amount of the equity component recorded in Additional paid-in capital was $80.4 million, net of tax. The 2031 Notes are convertible into 44.7 million shares of Common Stock, based on the initial conversion price of $5.00 per share.

Pursuant to the Convertible Notes Exchange, original issue discount and deferred financing costs of $3.6 million and $2.9 million, respectively, will be amortized over the 7-year contractual life of the 2031 Notes, and the Company also continues to defer $1.6 million of original issue discount from the 2027 Notes over the 7-year contractual life of the 2031 Notes. Additionally, original issue discount and deferred financing costs of $4.4 million and $0.1 million, respectively, related to the remaining 2027 Notes will continue to be amortized over the remaining contractual life of the 2027 Notes.

In connection with the 2027 Notes and the 2031 Notes, for the years ended December 31, 2024 and 2023, the Company recognized interest expense of $26.2 million and $29.1 million, respectively, and paid cash interest of $27.4 million and $29.1 million, respectively. In connection with the 2027 Notes and the 2031 Notes, for the years ended December 31, 2024 and 2023, the Company recognized amortization of original issue discount of $11.9 million and $13.4 million, respectively, and amortization of deferred financing costs of $0.3 million and $0.3 million, respectively. The effective interest rate on the debt component of the 2027 Notes was 10.50% as of December 31, 2024. The effective interest rate on the debt component of the 2031 Notes was 6.60% as of December 31, 2024.

For the year ended December 31, 2024, no shares of Common Stock were issued upon conversion, exercise, or satisfaction of the required conditions of the 2027 Notes or the 2031 Notes. Refer to Note 12 — Supplemental equity and other information for details on the impact of the 2027 Notes and the 2031 Notes to diluted earnings per share under the if-converted method.

**Senior Convertible Notes due 2024**

The $3.3 million principal value of the remaining 4.75% convertible senior notes was repaid on April 15, 2024 (the "2024 Notes"). As of December 31, 2023, the 2024 Notes were reported within the Current portion of long-term debt and were recorded at carrying value, which approximated fair value, in the condensed consolidated balance sheet and were classified as Level 2.

**Future debt obligation payments**

Future debt obligation payments for the year ended December 31, are as follows:

| In millions | | Principal payments |
|---|---|---|
| 2025 | $ | 68.0 |
| 2026 | | 68.0 |
| 2027 | | 106.1 |
| 2028 | | 68.0 |
| 2029 and thereafter | | 801.7 |
| Total debt obligations | $ | 1,111.8 |

**NOTE 9 — Pensions and other postretirement benefit plans**

We, along with our subsidiaries, sponsor various defined benefit retirement plans, including plans established under collective bargaining agreements. Our retirement plans include the (i) Gannett Retirement Plan (the "GR Plan"), (ii) Gannett Retirement Plan for Certain Union Employees (the "Gannett CUE Plan"), (iii) Newsquest Scheme in the U.K. (the "U.K. Pension Plan"), (iv) Newspaper Guild of Detroit Pension Plan (the "Detroit Plan"), (v) George W. Prescott Publishing Company Pension Plan (the "GWP Plan") and (vi) Times Publishing Company Defined Benefit Pension Plan (the "TPC Plan"). The GWP Plan was amended to freeze all future benefit accruals by December 31, 2008, except for a select group of union employees whose benefits were frozen in 2009, the GR Plan was amended to freeze all future benefit accruals by August 1, 2008, except for a select group of unions and the TPC Plan was frozen as of May 31, 2007, prior to the Company's acquisition of the TPC Plan.

The Company also maintains several postretirement medical and life insurance plans which cover certain employees. We also provide health care and life insurance benefits to certain retired employees who meet age and service requirements. Most of our retirees contribute to the cost of these benefits and retiree contributions are increased as actual benefit costs increase. The cost of providing retiree health care and life insurance benefits is actuarially determined. Our policy is to fund benefits as claims and premiums are paid. We use a December 31 measurement date for these plans.

The following table presents the change in the projected benefit obligation for the years ended December 31:

| | Pension benefits | | Postretirement benefits | |
|---|---|---|---|---|
| In thousands | **2024** | **2023** | **2024** | **2023** |
| Projected benefit obligation at beginning of period | $ 1,658,045 | $ 1,642,180 | $ 41,719 | $ 47,043 |
| Service cost | 998 | 1,366 | 35 | 40 |
| Interest cost | 81,500 | 84,449 | 2,120 | 2,334 |
| Change in prior service cost | — | — | — | (3,307) |
| Actuarial (gain) loss | (101,025) | 21,769 | (286) | 109 |
| Foreign currency translation | (8,174) | 33,973 | — | — |
| Benefits and expenses paid | (127,368) | (125,692) | (4,581) | (4,500) |
| Curtailment | 119 | — | — | — |
| Settlement | (964) | — | — | — |
| Projected benefit obligation at end of period | $ 1,503,131 | $ 1,658,045 | $ 39,007 | $ 41,719 |

The following table presents the change in the fair value of plan assets for the years ended December 31, and the plans' funded status at December 31:

| | | Pension benefits | | Postretirement benefits | |
|---|---|---|---|---|---|
| *In thousands* | | 2024 | 2023 | 2024 | 2023 |
| Fair value of plan assets at beginning of period | $ | 1,783,898 | $ 1,720,810 | $ — | $ — |
| Actual return on plan assets | | 5,620 | 150,371 | — | — |
| Employer contributions | | 7,949 | 1,441 | 4,581 | 4,500 |
| Settlement | | (964) | — | — | — |
| Benefits paid | | (127,368) | (125,692) | (4,581) | (4,500) |
| Foreign currency translation | | (9,433) | 36,968 | — | — |
| Fair value of plan assets at end of period | $ | 1,659,702 | $ 1,783,898 | $ — | $ — |
| Funded status at end of period | | 156,571 | 125,853 | (39,007) | (41,719) |
| Unrecognized actuarial loss (gain) | | 76,547 | 90,813 | (11,929) | (13,555) |
| Unrecognized prior service cost | | 1,491 | 1,581 | (2,169) | (2,738) |
| Net prepaid (accrued) benefit cost | | 234,609 | 218,247 | (53,105) | (58,012) |

Amounts recognized in the Consolidated balance sheets at December 31, are listed below:

| | | Pension benefits | | Postretirement benefits | |
|---|---|---|---|---|---|
| *In thousands* | | 2024 | 2023 | 2024 | 2023 |
| Other assets | $ | 160,343 | $ 131,881 | $ — | $ — |
| Accounts payable and accrued liabilities | | 277 | 282 | 4,682 | 4,804 |
| Pension and other postretirement benefit obligations | | 3,495 | 5,746 | 34,325 | 36,915 |
| Accumulated other comprehensive (loss) income | | (78,038) | (92,394) | 14,098 | 16,293 |
| Net prepaid (accrued) benefit cost | $ | 234,609 | $ 218,247 | $ (53,105) | $ (58,012) |

Accumulated pension benefit obligations were $1.5 billion and $1.7 billion as of December 31, 2024 and 2023, respectively. For the Funded plans, the fair value of plan assets exceeds both the projected benefit obligation and accumulated benefit obligation. For the Underfunded plans, the projected benefit obligation and accumulated benefit obligation exceed the fair value of plan assets. The following table presents information about funded and underfunded pension plans at December 31:

| | | Funded plans | | Underfunded plans | |
|---|---|---|---|---|---|
| *In thousands* | | 2024 | 2023 | 2024 | 2023 |
| Projected benefit obligation | $ | 1,457,351 | $ 1,602,112 | $ 45,780 | $ 55,933 |
| Accumulated benefit obligation | | 1,456,629 | 1,601,306 | 45,780 | 55,933 |
| Fair value of plan assets | | 1,617,694 | 1,733,993 | 42,008 | 49,905 |

**Net periodic benefit cost and amounts recognized in Other comprehensive income (loss)**

The combined net pension and postretirement expense (benefit) recognized in the Consolidated statements of operations and comprehensive income (loss) was $11.4 million, $8.0 million, and $57.1 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The following table presents the components of net periodic benefit cost and amounts recognized in Other comprehensive income (loss) at December 31, 2024, 2023, and 2022:

| | Pension benefits | | | Postretirement benefits | | |
|---|---|---|---|---|---|---|
| *In thousands* | **2024** | **2023** | **2022** | **2024** | **2023** | **2022** |
| **Components of net periodic benefit cost:** | | | | | | |
| *Operating expenses:* | | | | | | |
| Service cost - benefits earned during the period | $ 998 | $ 1,366 | $ 1,754 | $ 35 | $ 40 | $ 77 |
| *Non-operating expenses:* | | | | | | |
| Interest cost on benefit obligations | 81,500 | 84,449 | 71,733 | 2,120 | 2,334 | 1,770 |
| Expected return on plan assets | (96,726) | (95,358) | (131,295) | — | — | — |
| Amortization of actuarial loss (gain) | 2,926 | 2,185 | 89 | (1,912) | (2,490) | (589) |
| Amortization of prior service costs | 69 | 67 | 66 | (569) | (569) | — |
| Settlement loss (gain) | 35 | — | (727) | — | — | — |
| Curtailment | 119 | — | — | — | — | — |
| Total non-operating (benefit) expense | (12,077) | (8,657) | (60,134) | (361) | (725) | 1,181 |
| Total (benefit) expense for retirement plans | $ (11,079) | $ (7,291) | $ (58,380) | $ (326) | $ (685) | $ 1,258 |
| **Other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss):** | | | | | | |
| Net actuarial (gain) loss | $ (9,919) | $ (33,244) | $ 199,374 | $ (286) | $ 109 | $ (14,092) |
| Amortization of net actuarial (loss) gain | (2,926) | (2,185) | (89) | 1,912 | 2,490 | 589 |
| Change in prior service cost | — | — | — | — | (3,307) | — |
| Amortization of prior service costs | (69) | (67) | (66) | 569 | 569 | — |
| Settlement (loss) gain | (35) | — | — | — | — | — |
| Equity method investments | (116) | (610) | — | — | — | — |
| Other | (1,405) | 7,415 | (5,283) | — | — | — |
| (Gain) loss recognized in Other comprehensive income (loss) | $ (14,470) | $ (28,691) | $ 193,936 | $ 2,195 | $ (139) | $ (13,503) |

## Assumptions

The following assumptions were used in connection with the Company's actuarial valuation of its pension plans and postretirement benefit obligations at December 31:

| | Pension benefits | | Postretirement benefits | |
|---|---|---|---|---|
| | **2024** | **2023** | **2024** | **2023** |
| Weighted average discount rate | 5.7 % | 5.1 % | 5.8 % | 5.4 % |
| Rate of increase in future compensation levels[a] | 2.0 % | 2.0 % | N/A | N/A |
| Current year medical trend | N/A | N/A | 7.5 % | 6.3 % |
| Ultimate year medical trend | N/A | N/A | 4.5 % | 4.5 % |
| Year of ultimate trend | N/A | N/A | 2037 | 2031 |

[a] Relates only to the Newspaper Guild of Detroit defined benefit pension plans.

The following assumptions were used to calculate the net periodic benefit cost for the Company's pension plans and postretirement benefit obligations at December 31, 2024, 2023, and 2022:

| | Pension benefits | | | Postretirement benefits | | |
|---|---|---|---|---|---|---|
| | **2024** | **2023** | **2022** | **2024** | **2023** | **2022** |
| Weighted average discount rate | 5.1 % | 5.4 % | 3.8 % | 5.4 % | 5.7 % | 3.0 % |
| Rate of increase in future compensation levels[a] | 2.0 % | 2.0 % | 2.0 % | N/A | N/A | N/A |
| Weighted average expected return on assets | 5.6 % | 5.7 % | 4.8 % | N/A | N/A | N/A |
| Current year medical trend | N/A | N/A | N/A | 6.3 % | 6.5 % | 6.0 % |
| Ultimate year medical trend | N/A | N/A | N/A | 4.5 % | 4.5 % | 4.5 % |
| Year of ultimate trend | N/A | N/A | N/A | 2031 | 2031 | 2028 |

[a] Relates only to the Newspaper Guild of Detroit defined benefit pension plans.

To determine the expected long-term rate of return on pension plan assets, the Company considers the current and expected asset allocations as well as historical and expected returns on various categories of plan assets, input from the actuaries and investment consultants, and long-term inflation assumptions. The expected allocation of pension plan assets is based on a diversified portfolio consisting of domestic and international equity securities and fixed income securities. This expected return is then applied to the fair value of plan assets. The Company amortizes experienced gains and losses, including the effects of changes in actuarial assumptions and plan provisions, over a period equal to the average future service of plan participants or over the average remaining life expectancy of inactive participants. The Company updates the estimates used to measure the defined benefit pension assets and obligations annually or upon a remeasurement event.

The fiduciaries of the pension plans set investment policies and strategies for the pension trusts. Objectives include preserving the funded status of the plan and balancing risk against return.

The weighted average target asset allocation of our plans for 2025 and allocations at the end of 2024 and 2023, by asset category, are presented in the table below:

| | Target allocation | Allocation of plan assets | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Equity securities | 17% | 21% | 24% |
| Debt securities | 71% | 62% | 57% |
| Alternative investments[a] | 12% | 17% | 19% |
| Total | 100% | 100% | 100% |

[a] Alternative investments include real estate, private equity and hedge funds.

**Purchase of pension annuity contract**

On August 31, 2022, Gannett Media Corp., a wholly-owned subsidiary of the Company, as sponsor of the GR Plan, entered into an agreement pursuant to which the GR Plan used a portion of its assets to purchase annuities from two insurance companies (the "Insurers") and transferred approximately $450 million of the GR Plan's pension liabilities and related pension assets. As of August 31, 2022, this agreement irrevocably transferred to the Insurers future GR Plan benefit obligations for certain U.S. retirees and beneficiaries ("Participants") beginning with payments due to the Participants on November 1, 2022 (the "Effective Date") and Gannett Media Corp. has no financial responsibility for the Participants' benefits on or after such date. As of the Effective Date, the Insurers assumed responsibility for administrative and customer service support, including distribution of payments to the Participants. Participants' benefits were not reduced as a result of this transaction. As a result of this transaction, we were required to remeasure the related plan benefit obligations and assets as of August 31, 2022 reflecting the use of an updated discount rate. The plan remeasurement resulted in a decrease of $99.9 million to our net funded pension obligation, which included a decrease in benefit obligation of $281.8 million (primarily due to an increase in the discount rate from 2.95% at January 1, 2022 to 5.05%) and an incremental decrease in plan assets of $381.7 million. In addition, we recognized a noncash pension settlement gain of $0.7 million ($0.5 million after tax) for the GR Plan for the year ended December 31, 2022, which represented the accelerated recognition of actuarial gains that were included in accumulated other comprehensive income (loss) within stockholders' equity.

**Contributions**

We are contractually obligated to contribute to our pension and postretirement benefit plans. During the year ended December 31, 2024, we contributed $7.9 million and $4.6 million to our pension and other postretirement plans, respectively. Beginning with the quarter ended December 31, 2022, and ending with the quarter ending September 30, 2024, the GR Plan's appointed actuary certified the GR Plan's funded status for each quarter (the "Quarterly Certification") in accordance with U.S. GAAP. If the GR Plan was less than 100% funded, the Company would have been required to make a $1.0 million contribution to the GR Plan no later than 60 days following the receipt of the Quarterly Certification. The Company's obligation to make additional contractual contributions terminated the day following the date that a contractual contribution would have been due for the quarter ending September 30, 2024. As of December 31, 2024, the GR Plan was more than 100% funded.

Future contributions to our pension and postretirement benefit plans, which we are contractually obligated to contribute, are estimated to be $6.6 million in 2025. Contributions beyond 2025 are not estimated due to uncertainties regarding significant assumptions involved in estimating these contributions, such as interest rate levels, as well as the amount and timing of invested asset returns. These future contributions do not include additional contributions which may be required to meet Internal Revenue Service ("IRS") minimum funding standards as these contributions are subject to uncertainties regarding significant assumptions involved in their estimation such as interest rate levels as well as the amount and timing of invested asset returns.

**Estimated future benefit payments**

We estimate making the following benefit payments, which reflect expected future service:

| In thousands | Pension benefits | Postretirement benefits |
|---|---:|---:|
| 2025 | $ 134,982 | $ 4,815 |
| 2026 | 133,856 | 4,536 |
| 2027 | 133,474 | 4,269 |
| 2028 | 130,646 | 4,010 |
| 2029 | 128,982 | 3,764 |
| Thereafter | 554,288 | 15,549 |

The amounts above exclude the participants' share of the benefit cost. We expect no subsidy benefits for 2025 and beyond.

**Multiemployer plans**

The Company is a participant in six multiemployer pension plans covering certain employees with collective bargaining agreements ("CBAs"). The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

- The Company plays no part in the management of plan investments or any other aspect of plan administration;
- Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and
- If the Company chooses to stop participating in some of its multiemployer plans, the Company may be required to pay those plans in an amount based on the unfunded status of the plan, referred to as withdrawal liability.

The Company's participation in these plans for the year ended December 31, 2024, is outlined in the table below. The "EIN/Pension Plan Number" column provides the Employee Identification Number ("EIN") and the three-digit plan number. Unless otherwise noted, the two most recent Pension Protection Act zone statuses available are for the plans for the years ended December 31, 2024, and 2023, respectively. The zone status is based on information the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded; plans in the orange zone are both (i) less than 80% funded and (ii) have an accumulated/expected funding deficiency in any of the next six plan years, net of any amortization extensions; plans in the yellow zone meet either one of the criteria mentioned in the orange zone; and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject. The Company makes all required contributions to these plans as determined under the respective CBAs. For each of the plans listed below, the Company's contribution represented less than 5% of total contributions to the plan.

| Pension Plan Name | EIN/Plan number | Zone status Year Ended | | FIP/RP status pending/ implemented | Contributions (In thousands) | | | Surcharge imposed | Expiration dates of CBAs |
|---|---|---|---|---|---|---|---|---|---|
| | | December 31, 2024 | December 31, 2023 | | 2024 | 2023 | 2022 | | |
| CWA/ITU Negotiated Pension Plan | 13-6212879/001 | Red | Red | Implemented | $ 160 | $ 255 | $ 276 | No | December 31, 2025 and March 30, 2026 |
| GCIU—Employer Retirement Benefit Plan[a] | 91-6024903/001 | Red | Red | Implemented | 46 | 41 | 42 | No | 12/31/2025 |
| The Newspaper Guild International Pension Plan[a] | 52-1082662/001 | Red | Red | Implemented | 9 | 14 | 15 | Yes | 10/6/2021 |
| IAM National Pension Plan[a][b] | 51-6031295/002 | Red | Red | Implemented | 118 | 147 | 177 | Yes | January 6, 2026 and January 8, 2026 |
| Teamsters Pension Trust Fund of Philadelphia and Vicinity[a] | 23-1511735/001 | Green as of Apr. 29, 2024 | Green as of Apr. 30, 2023 | N/A | 998 | 965 | 1,249 | N/A | 8/31/2025 |
| Central Pension Fund of the International Union of Operating Engineers and Participating Employers[a] | 36-6052390/001 | Green | Green | N/A | 53 | 58 | 56 | N/A | 1/9/2026 |
| Total | | | | | $1,384 | $1,480 | $1,815 | | |

[a] This plan has elected to utilize special amortization provisions provided under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010.

[b] The trustees of this plan have voluntarily elected to put the fund in critical status to strengthen its funding position.

As of December 31, 2024, the total unpaid balance for the Company's withdrawal liabilities was approximately $55.6 million, which are payable over 13.9 years. For the year ended December 31, 2024, we recorded $24.5 million related to withdrawal liabilities which were expensed as a result of ceasing contributions to multiemployer pension plans in which we formerly participated.

**Defined contribution plans**

Employees are immediately eligible to participate in the Gannett Media Corp. 401(k) Savings Plan (the "Gannett 401(k) Plan") and can elect to save up to 75% of compensation on a pre-tax basis, subject to IRS limitations. Effective January 1, 2021, employees covered under collective bargaining agreements are eligible to participate in the Gannett 401(k) Plan only if participation has been bargained, unless previously eligible in the New Media Investment Group Inc. Retirement Savings Plan. In October 2022, matching contributions to the Gannett 401(k) Plan, with the exception of certain employees covered under collective bargaining agreements, were suspended. Prior to the suspension of matching contributions in October 2022, the matching formula was 100% of the first 4% of employee contributions and 50% on the next 2% of employee contributions of eligible pay. Beginning in July 2024, matching contributions to the Gannett 401(k) Plan were reinstated, and the current matching formula is 25% of the first 4% of employee contributions of eligible pay. For the years ended December 31, 2024, 2023, and 2022, the Company's matching contributions were $3.3 million, $0.8 million and $13.5 million, respectively.

**NOTE 10 — Fair value measurement**

In accordance with ASC 820, "Fair Value Measurement," fair value measurements are required to be disclosed using a three-tiered fair value hierarchy which distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Level 1 refers to fair values determined based on quoted prices in active markets for identical assets or liabilities, Level 2 refers to fair values estimated using significant other observable inputs and Level 3 includes fair values estimated using significant unobservable inputs.

As of December 31, 2024, and 2023, assets and liabilities recorded at fair value and measured on a recurring basis primarily consist of pension plan assets. As permitted by U.S. GAAP, we use net asset values ("NAV") as a practical expedient to determine the fair value of certain investments. These investments measured at NAV have not been classified in the fair value hierarchy.

The Company's debt is recorded on the Consolidated balance sheets at carrying value. Refer to Note 8 — Debt for additional discussion regarding fair value of the Company's debt instruments.

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). Assets held for sale (Level 3), which are recorded in Other current assets on the Consolidated financial statements, are measured on a nonrecurring basis and are evaluated using executed purchase agreements, letters of intent or third-party valuation analyses when certain circumstances arise. As of December 31, 2024 and 2023, the Company had assets held for sale of $1.5 million and $0.2 million, respectively.

The Company performs its annual goodwill and indefinite-lived intangible impairment assessment during the fourth quarter of the year. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements. Refer to Note 6 — Goodwill and intangible assets for additional discussion regarding the annual impairment assessment.

The following table sets forth by level, within the fair value hierarchy, the fair values of assets related to the following pension plans: the (i) GR Plan, (ii) Gannett CUE Plan, (iii) U.K. Pension Plan, (iv) Detroit Plan (v) GWP Plan, and (vi) TPC Plan as of December 31, 2024:

**Pension Plan Assets and Liabilities as of December 31, 2024**

| In thousands | | Level 1 | | Level 2 | | Level 3 | | Total |
|---|---|---|---|---|---|---|---|---|
| Assets: | | | | | | | | |
| Cash and cash equivalents | $ | 10,989 | $ | 1,695 | $ | — | $ | 12,684 |
| Corporate common stock | | 66,725 | | — | | — | | 66,725 |
| Corporate and government bonds | | — | | 231,518 | | — | | 231,518 |
| Real estate | | — | | — | | 124,790 | | 124,790 |
| Mutual funds | | 20,430 | | — | | — | | 20,430 |
| Exchange traded funds | | 23,215 | | — | | — | | 23,215 |
| Interest in common/collective trusts: | | | | | | | | |
| Equities | | — | | 255,382 | | — | | 255,382 |
| Fixed income | | — | | 721,506 | | — | | 721,506 |
| Partnership/joint venture interests | | — | | — | | 171,476 | | 171,476 |
| Total plan assets at fair value excluding those measured at NAV | $ | 121,359 | $ | 1,210,101 | $ | 296,266 | $ | 1,627,726 |
| Instruments measured at NAV using the practical expedient: | | | | | | | | |
| Real estate funds | | | | | | | | 8,814 |
| Interest in common/collective trusts - fixed income | | | | | | | | 23,163 |
| Partnerships/joint ventures | | | | | | | | 1,675 |
| Total plan assets at fair value | | | | | | | $ | 1,661,378 |
| Liabilities: | | | | | | | | |
| Other liabilities | $ | (1,676) | $ | — | $ | — | $ | (1,676) |
| Total plan liabilities at fair value | $ | (1,676) | $ | — | $ | — | $ | (1,676) |

The following table sets forth a summary of changes in the fair value of the Level 3 pension plan assets for the year ended December 31, 2024:

| In thousands | | Balance at beginning of year | | Actual return on plan assets | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Relating to assets still held at report date | | Relating to assets sold/ redeemed during the period | | Purchases | | Sales | | Settlements | | Balance at end of year |
| Assets: | | | | | | | | | | | | |
| Real estate | $ | 133,503 | $ | (2,039) | $ | — | $ | — | $ | (6,674) | $ | — | $ | 124,790 |
| Partnership/joint venture interests | | 169,932 | | (10,044) | | — | | 39,243 | | (23,899) | | (3,756) | | 171,476 |
| Hedge funds | | 48,695 | | — | | 7 | | — | | — | | (48,702) | | — |
| Total assets | $ | 352,130 | $ | (12,083) | $ | 7 | $ | 39,243 | $ | (30,573) | $ | (52,458) | $ | 296,266 |

There were no transfers between Levels 1 and 2 for the year ended December 31, 2024.

The following table sets forth by level, within the fair value hierarchy, the fair values of assets and liabilities related to the following pension plans: the (i) GR Plan, (ii) U.K. Pension Plan, (iii) Detroit Plan (iv) GWP Plan, and (v) TPC Plan as of December 31, 2023:

**Pension Plan Assets and Liabilities as of December 31, 2023**

| In thousands | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Cash and cash equivalents | $ 11,524 | $ 1,899 | $ — | $ 13,423 |
| Corporate common stock | 98,309 | — | — | 98,309 |
| Corporate and government bonds | — | 253,403 | — | 253,403 |
| Real estate | — | — | 133,503 | 133,503 |
| Mutual funds | 22,764 | — | — | 22,764 |
| Exchange traded funds | 21,050 | — | — | 21,050 |
| Interest in common/collective trusts: | | | | |
|    Equities | — | 296,624 | — | 296,624 |
|    Fixed income | — | 691,479 | — | 691,479 |
| Partnership/joint venture interests | — | — | 169,932 | 169,932 |
| Hedge funds | — | — | 48,695 | 48,695 |
| Total plan assets at fair value, excluding those measured at NAV | $ 153,647 | $ 1,243,405 | $ 352,130 | $ 1,749,182 |
| Assets measured at NAV using the practical expedient: | | | | |
|   Real estate funds | | | | 9,576 |
|   Interest in common/collective trusts - fixed income | | | | 23,396 |
|   Partnership/joint venture interests | | | | 3,213 |
| Total plan assets at fair value | | | | $ 1,785,367 |
| Liabilities: | | | | |
|   Other liabilities | $ (1,469) | $ — | $ — | $ (1,469) |
| Total plan liabilities at fair value | $ (1,469) | $ — | $ — | $ (1,469) |

The following table sets forth a summary of changes in the fair value of the Level 3 pension plan assets and liabilities for the year ended December 31, 2023:

| | | Actual return on plan assets | | | | | |
|---|---|---|---|---|---|---|---|
| In thousands | Balance at beginning of year | Relating to assets still held at report date | Relating to assets sold during the period | Purchases | Sales | Settlements | Balance at end of year |
| Assets: | | | | | | | |
|   Real estate | $ 132,593 | $ 2,683 | $ — | $ 13 | $ (1,786) | $ — | $ 133,503 |
|   Partnership/joint venture interests | 166,184 | 4,164 | — | 30,714 | (25,917) | (5,213) | 169,932 |
|   Hedge funds | 63,054 | 3,141 | — | — | — | (17,500) | 48,695 |
|   Other assets | 2 | — | — | — | — | (2) | — |
| Total assets | $ 361,833 | $ 9,988 | $ — | $ 30,727 | $ (27,703) | $ (22,715) | $ 352,130 |
| Liabilities: | | | | | | | |
|   Other liabilities | $ 2,008 | $ — | $ — | $ — | $ — | $ (2,008) | $ — |

There were no transfers between Levels 1 and 2 for the year ended December 31, 2023.

Valuation methodologies used for pension plan assets and liabilities measured at fair value are as follows:
- Corporate common stock is valued primarily at the closing price reported on the active market on which the individual securities are traded;
- Corporate bonds are a type of debt security issued by a corporation and are primarily valued using trades or quotes in secondary markets for that specific issue or similar security;
- Investments in direct real estate in the U.K. have been valued by an independent qualified valuation professional in the U.K. using a valuation approach that capitalizes any current or future income streams at an appropriate multiplier. Investments in real estate funds are mainly valued utilizing the net asset valuations provided by the underlying private investment companies or through proprietary models with varying degrees of complexity;

- Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held are open ended funds that are registered with the SEC. These funds are required to publish their NAV and to transact at that price. The mutual funds held are deemed to be actively traded;
- Exchange traded funds are valued at the closing price reported on the active market on which the individual securities are traded;
- Interests in common/collective trusts are primarily equity and fixed income investments valued using the NAV provided by the administrator of the underlying fund available daily to the administrator of the respective plan. Where the daily NAV is not provided, interests in common/collective trusts are valued either through the use of a NAV as provided monthly by the fund family or fund company or through proprietary models with varying degrees of complexity. Shares in the common/collective trusts are generally redeemable upon request;
- Investments in partnerships and joint venture interests classified in Level 3 are valued considering items such as expected cash flows, changes in market outlook and subsequent rounds of financing. These investments are included in Level 3 of the fair value hierarchy because exit prices tend to be unobservable and reliance is placed on the above methods. Most of the partnerships are general leveraged buyout funds, others include a venture capital fund, a fund formed to invest in special credit opportunities, an infrastructure fund and a real estate fund. Interest in partnership investments could be sold on the secondary market but cannot be redeemed. Instead, distributions are received as the underlying assets of the funds are liquidated. As of both December 31, 2024 and 2023, there were $3.1 million and $3.3 million, respectively, in unfunded commitments related to partnership/joint venture interests. One of the investments in partnerships and joint venture interests represents a limited partnership commingled fund valued using the NAV as reported by the fund manager; and
- Investments in hedge funds consist of hedge funds whose strategy is to produce a return uncorrelated with market movements. This fund is classified as a Level 3 because its valuation is derived from unobservable inputs. Shares in the hedge funds are generally redeemable twice a year or on the last business day of each quarter with at least 60 days written notice subject to a potential 5% holdback.

We review appraised values, audited financial statements and additional information to evaluate fair value estimates from our investment managers and/or fund administrator.

## NOTE 11 — Income taxes

The following table outlines the Company's Loss before income taxes:

| | Year ended December 31, | | |
|---|---|---|---|
| In thousands | 2024 | 2023 | 2022 |
| Domestic | $ (128,806) | $ (55,073) | $ (121,840) |
| Foreign | 51,133 | 48,908 | 44,934 |
| Loss before income taxes | $ (77,673) | $ (6,165) | $ (76,906) |

The following table outlines the Company's (Benefit) provision for income taxes:

| | Year ended December 31, | | |
|---|---|---|---|
| In thousands | 2024 | 2023 | 2022 |
| Current: | | | |
| Federal | $ (15,979) | $ (311) | $ (3,579) |
| State and local | 1,780 | 1,705 | 804 |
| Foreign | 7,671 | 8,821 | 1,575 |
| Total current | (6,528) | 10,215 | (1,200) |
| Deferred: | | | |
| Federal | (38,805) | 6,436 | (692) |
| State and local | (2,493) | 399 | (5,868) |
| Foreign | (3,460) | 4,679 | 9,109 |
| Total deferred | (44,758) | 11,514 | 2,549 |
| (Benefit) provision for income taxes | $ (51,286) | $ 21,729 | $ 1,349 |

The effective tax rate varies from the federal statutory tax rate as a result of the following differences:

| | Year ended December 31, | | |
|---|---|---|---|
| *In percentage* | **2024** | **2023** | **2022** |
| Federal statutory tax rate | 21.0 % | 21.0 % | 21.0 % |
| *(Increase) decrease in taxes resulting from:* | | | |
| State and local income taxes, net of federal benefit | (0.5) | 3.6 | 6.0 |
| Debt refinancing | 37.8 | — | — |
| Change in valuation allowance | (0.2) | (130.0) | (30.9) |
| Foreign tax rates differences | (1.0) | (9.2) | 0.4 |
| Non-deductible parking | (0.1) | (2.5) | (0.2) |
| Non-deductible meals, entertainment | (1.0) | (12.8) | (0.9) |
| (Loss) gain on foreign exchange rate | (0.6) | 2.4 | 0.4 |
| Stock compensation shortfall | (1.2) | (24.2) | (0.2) |
| Partnership permanent differences | (0.1) | (2.0) | (0.1) |
| Tegna indemnification release | — | (2.8) | (0.7) |
| Foreign entities loss adjustments | (1.4) | (1.3) | (1.6) |
| Newsquest permanent differences | (0.7) | (7.6) | (0.1) |
| Nondeductible compensation | (1.0) | (13.4) | (2.3) |
| Provision to return and deferred tax adjustments | 5.2 | (45.1) | 5.4 |
| Global intangible low-taxed income | (10.0) | (112.7) | (4.6) |
| Branch income | 1.2 | 5.4 | 1.2 |
| Profit on non-qualifying land and buildings | 0.2 | 0.2 | 0.1 |
| Uncertain tax positions | 19.0 | (134.5) | (2.6) |
| Deduction for interest expense | — | 102.7 | 8.5 |
| Impact of non-deductible goodwill | (0.5) | — | — |
| Other expenses | (0.1) | 10.3 | (0.6) |
| Effective tax rate | 66.0 % | NM | (1.8)% |

NM indicates not meaningful.

Our effective tax rate for the year ended December 31, 2024 was 66.0%. The tax benefit for 2024 was primarily impacted by the release of uncertain tax position reserves related to an IRS audit, the release of foreign valuation allowances, debt refinancing transactions and the pre-tax book loss, partially offset by the increase in valuation allowances on non-deductible U.S. interest expense carryforwards and the global intangible low-taxed income inclusion.

Our effective tax rate for the year ended December 31, 2023 was not meaningful. The tax provision for 2023 was primarily impacted by the valuation allowances on non-deductible U.S. interest expense carryforwards, the global intangible low-taxed income inclusion, the release of uncertain tax positions in the U.S., and the reduction in the blended state tax rate, which were offset by the tax benefit of the pre-tax book loss.

The tax effects of each type of temporary differences and carryforwards that give rise to significant portions of our deferred tax assets and deferred tax liabilities are presented below:

| In thousands | December 31, | | |
| --- | --- | --- | --- |
| | 2024 | | 2023 |
| Deferred tax assets: | | | |
| Fixed assets | $ 4,474 | $ | — |
| Accrued compensation costs | 13,167 | | 12,900 |
| Accrued liabilities | 17,787 | | 14,676 |
| Disallowed interest | 121,110 | | 115,030 |
| Goodwill | 162 | | 3,200 |
| Capitalized research and development costs | 11,572 | | 9,743 |
| Partnership investments | 4,961 | | 4,231 |
| Loss carryforwards | 203,602 | | 224,505 |
| Lease liabilities | 50,826 | | 58,828 |
| Other | 15,130 | | 17,257 |
| Total deferred tax assets | $ 442,791 | $ | 460,370 |
| Less: Valuation allowances | (304,673) | | (312,038) |
| Total net deferred tax assets | $ 138,118 | $ | 148,332 |
| Deferred tax liabilities: | | | |
| Fixed assets | $ — | $ | (5,565) |
| Right of use asset | (43,157) | | (60,384) |
| Convertible debt | (22,472) | | (18,441) |
| Pension and other postretirement benefit obligations | (9,380) | | (8,388) |
| Definite and indefinite lived intangible assets | (7,054) | | (20,457) |
| Total deferred tax liabilities | $ (82,063) | $ | (113,235) |
| Net deferred tax assets | $ 56,055 | $ | 35,097 |

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. During the year ended December 31, 2024, the Company recorded a reduction of $7.4 million of valuation allowances against its deferred tax assets. The decrease in the valuation allowance was primarily due to a decrease of $10.9 million related to foreign valuation allowances and various other decreases in the valuation allowance of $3.2 million, partially offset by an increase in the U.S. disallowed interest expense carryforward of $6.1 million and an increase related to currency translation adjustments of $0.6 million. The Company considered the available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets was needed. The Company reached the conclusion it was appropriate to record a valuation allowance against a portion of its federal deferred tax assets based on available evidence. We relied on evidence shown by reversing taxable temporary differences, as well as expectations of future taxable income with the appropriate tax character.

During the year ended December 31, 2023, the Company recorded an additional $12.0 million of valuation allowances against its deferred tax assets. The increase in the valuation allowance is primarily due to increases in the U.S. disallowed interest expense carryforward, decreases in foreign valuation allowances, and increases related to currency translation adjustment. The Company continues to maintain its existing valuation allowance against net deferred tax assets in many of its state and foreign jurisdictions as it is not believed to be more likely than not that its deferred tax assets will be realized in such jurisdictions.

The following table summarizes the activity related to our valuation allowance for deferred tax assets for the year ended December 31, 2024 *(In thousands)*:

| Balance at beginning of period | Additions/ (reductions) charged to expenses | Additions/ (reductions) for acquisitions/ dispositions | Other additions to (deductions from) reserves | Foreign currency translation | Balance at end of period |
|---|---|---|---|---|---|
| $ 312,037 | $ (7,985) | $ — | $ — | $ 620 | $ 304,672 |

The aforementioned valuation allowance relates to indefinite-lived intangible assets, nondeductible interest expense carryforwards, capital losses, state and foreign net operating losses and other tax attributes.

As of December 31, 2024, the Company had $396.2 million of Federal net operating loss ("NOL") carryforwards, $500.9 million of Federal disallowed business interest expense carryforwards, $1.058 billion of apportioned state NOL carryforwards and $184.7 million of foreign net NOL carryforwards. Additionally, as of December 31, 2024, the Company had $6.2 million of other business tax credits, $0.2 million of foreign tax credits, $4.7 million of state credits and $43.2 million of foreign capital loss carryforwards. The Federal NOL carryforwards begin to expire in 2033, and the state NOL carryforwards began to expire in 2024. The foreign NOLs begin to expire in 2030. The tax credits began to expire in 2024. A portion of the NOLs are subject to the limitations of the Internal Revenue Code Section 382. This section provides limitations on the availability of NOL carryforwards to offset income if a corporation undergoes an "ownership change," generally defined as a greater than 50% change in equity ownership over a three-year period. The most recent analysis of our historical ownership change was completed through December 31, 2024. Based on the analysis, we do not anticipate a current limitation on tax attributes.

The following table summarizes the activity related to unrecognized tax benefits, excluding the federal tax benefit of state tax deductions:

|  | Year ended December 31, | | |
|---|---|---|---|
| *In thousands* | **2024** | **2023** | **2022** |
| Change in unrecognized tax benefits: | | | |
| Balance at beginning of year | $ 52,821 | $ 43,697 | $ 46,082 |
| Additions based on tax positions related to the current year | 837 | 7,017 | 5,411 |
| Additions for tax positions of prior years | 8 | 1,327 | — |
| Reductions for tax positions of prior years | (11,261) | (652) | (2,664) |
| Reductions due to lapsed statutes of limitations | (137) | (208) | (2,264) |
| Foreign currency translation | (541) | 1,640 | (2,868) |
| Balance at end of year | $ 41,727 | $ 52,821 | $ 43,697 |

At December 31, 2024, the Company's uncertain tax positions of $41.7 million, if recognized, would impact the effective tax rate. During the year ended December 31, 2024, the Company released $11.3 million of the uncertain tax position reserves and $4.8 million of interest and penalties related to an IRS audit in the second quarter of 2024. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2024 and 2023, the amount of accrued interest and penalties payable related to uncertain tax positions was $0.1 million and $4.6 million, respectively.

The Company files a federal consolidated income tax return for which the statute of limitations remains open for any year in which a net operating loss is utilized, which for the Company is the 2011 tax year and subsequent years. U.S. state jurisdictions have statute of limitations generally ranging from 3 to 6 years. On November 19, 2019, New Media Investment Group Inc. ("New Media") completed its acquisition of Gannett Co., Inc. (which was renamed Gannett Media Corp. and is referred to as "Legacy Gannett"). During the second quarter of 2024, the Company closed the federal income tax return audit for calendar years 2015-2017 for Legacy Gannett. The U.K. income tax returns for calendar years 2018-2021 for Newsquest Capital Ltd. are under audit. The statute of limitations for the Company's U.K. income tax return remains open for tax years for 2023 and forward.

**NOTE 12 — Supplemental equity and other information**

**Loss per share**

The following table sets forth the information to compute basic and diluted loss per share:

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| *In thousands, except per share data* | | **2024** | | **2023** | | **2022** |
| Net loss attributable to Gannett | $ | (26,354) | $ | (27,791) | $ | (78,002) |
| | | | | | | |
| Basic weighted average shares outstanding | | 142,516 | | 139,633 | | 136,903 |
| Diluted weighted average shares outstanding | | 142,516 | | 139,633 | | 136,903 |
| | | | | | | |
| Loss per share attributable to Gannett - basic | $ | (0.18) | $ | (0.20) | $ | (0.57) |
| Loss per share attributable to Gannett - diluted | $ | (0.18) | $ | (0.20) | $ | (0.57) |

The Company excluded the following securities from the computation of diluted loss per share because their effect would have been antidilutive:

| | Year ended December 31, | | |
|---|---|---|---|
| *In thousands* | **2024** | **2023** | **2022** |
| 2027 Notes[a] | 7,612 | 97,057 | 97,057 |
| 2031 Notes[b] | 44,745 | — | — |
| Restricted stock grants[c] | 7,267 | 8,608 | 8,616 |
| Stock options | 5,416 | 6,068 | 6,068 |
| Warrants[d] | — | — | 845 |

[a] Represents the total number of shares that would have been convertible as of December 31, 2024 and 2023 as stipulated in the 2027 Notes Indenture.
[b] Represents the total number of shares that would have been convertible as of December 31, 2024 as stipulated in the 2031 Notes Indenture.
[c] Includes restricted stock awards ("RSA"), restricted stock units ("RSU") and performance stock units ("PSU").
[d] The warrants expired on November 26, 2023.

The 2027 Notes and 2031 Notes may be converted at any time by the Holders into cash, shares of the Company's Common Stock or any combination of cash and Common Stock, at the Company's election. Conversion of all of the 2027 Notes and 2031 Notes into Common Stock (assuming the maximum increase in the conversion rate as a result of a Make-Whole Fundamental Change but no other adjustments to the conversion rate), would result in the issuance of an aggregate of 22.5 million shares of Common Stock and 143.9 million shares of Common Stock, respectively. The Company has excluded from the loss per share calculation approximately 14.9 million shares related to the possible conversion of the 2027 Notes and 99.1 million shares related to the possible conversion of the 2031 Notes, representing the difference between the total number of shares that would be convertible at December 31, 2024 and the total number of shares issuable assuming the maximum increase in the conversion rate.

**Share-based compensation**

Share-based compensation expense was $12.5 million, $16.6 million, and $16.8 million for the years ended December 31, 2024, 2023, and 2022, respectively, and is included in Selling, general and administrative expenses on the Consolidated statements of operations and comprehensive income (loss). Total compensation cost not yet recognized related to non-vested awards as of December 31, 2024 was $15.1 million, which is expected to be recognized over a weighted average period of approximately 2.1 years through January 2027.

*Equity awards*

On June 5, 2023, the Company's 2023 Stock Incentive Plan (the "2023 Incentive Plan") was approved by the Company's stockholders and became effective. The 2023 Incentive Plan replaced the Company's 2020 Omnibus Incentive Compensation Plan (the "2020 Incentive Plan"), which had replaced the Company's 2015 Omnibus Incentive Compensation Plan (the "2015

Incentive Plan"), such that no further awards were or will be granted pursuant to the 2020 Incentive Plan and the 2015 Incentive Plan.

With respect to restricted stock awards ("RSAs"), if service terminates for certain specified conditions, all unvested shares of restricted stock may be forfeited. During the period prior to the lapse and removal of the vesting restrictions, a grantee of a RSA will have all the rights of a stockholder, including without limitation, the right to vote and the right to receive dividends or other distributions, if any. Any dividends or other distributions that are declared with respect to the shares of restricted stock will be paid at the time such shares vest. The value of the RSAs on the date of issuance is recognized in Selling, general, and administrative expenses over the vesting period with a corresponding increase to additional paid-in-capital. Beginning in 2023, RSAs granted generally vest in equal annual installments over a three-year period subject to the participants' continued employment with the Company and the terms of the applicable award agreements. RSAs granted prior to 2023 vest 33.3% on the first and second anniversary of the date of grant, and 33.4% on the third anniversary of the date of grant, subject to the participants' continued employment with the Company and the terms of the applicable award agreement.

The following table outlines RSA activity:

| | Year ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
| | Number of RSAs (In thousands) | Weighted-average grant date fair value | Number of RSAs (In thousands) | Weighted-average grant date fair value | Number of RSAs (In thousands) | Weighted-average grant date fair value |
|---|---|---|---|---|---|---|
| Unvested at beginning of year | 8,456 | $ 3.09 | 8,616 | $ 4.40 | 6,949 | $ 4.32 |
| Granted | 272 | 4.04 | 5,171 | 1.87 | 7,427 | 4.29 |
| Vested | (4,024) | 3.57 | (3,910) | 4.11 | (2,633) | 4.63 |
| Forfeited | (543) | 3.01 | (1,421) | 3.68 | (3,127) | 3.75 |
| Unvested at end of year | 4,161 | $ 2.71 | 8,456 | $ 3.09 | 8,616 | $ 4.40 |

As of December 31, 2024, the aggregate intrinsic value of unvested RSAs was $21.1 million.

Restricted stock units ("RSUs") generally vest in equal annual installments over a three-year period subject to the participants' continued employment with the Company and the terms of the applicable award agreement, and we recognize compensation costs for these awards based on the fair market value of the award as of the grant date.

Performance stock units ("PSUs") are subject to the achievement of certain performance goals over the eligible period and the terms of the applicable award agreement. Compensation cost ultimately recognized for these PSUs will equal the grant-date fair market value of the unit that coincides with the actual outcome of the performance conditions. On an interim basis, we record compensation cost based on the expected level of achievement of the performance conditions.

The following table outlines RSU and PSU activity:

| | Year ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
| | Number of RSUs & PSUs (In thousands) | Weighted-average grant date fair value | Number of RSUs & PSUs (In thousands) | Weighted-average grant date fair value | Number of RSUs & PSUs (In thousands) | Weighted-average grant date fair value |
|---|---|---|---|---|---|---|
| Unvested at beginning of year | 181 | $ 1.83 | 1,000 | $ 3.04 | 2,905 | $ 4.05 |
| Granted[a] | 3,074 | 4.15 | 332 | 1.83 | 332 | 4.63 |
| Vested | — | — | (152) | 3.04 | (1,905) | 4.58 |
| Forfeited and canceled[b] | (141) | 2.44 | (999) | 2.85 | (332) | 4.63 |
| Unvested at end of year | 3,114 | $ 4.10 | 181 | $ 1.83 | 1,000 | $ 3.04 |

[a] There were no RSUs granted during the years ended December 31, 2023 and 2022.
[b] For the years ended December 31, 2024, 2023, and 2022, the Company canceled 15 thousand, 900 thousand, and 332 thousand, respectively, of PSUs and RSUs.

As of December 31, 2024, the aggregate intrinsic value of unvested RSUs and PSUs was $15.8 million.

**Stock options**

As of December 31, 2024, FIG LLC, the former manager of the Company, held stock options exercisable for 5,416 thousand shares of Common Stock, all of which are exercisable and had a weighted-average grant date fair value, weighted-average exercise price and weighted-average remaining contractual term of $1.51, $14.45 and 3.6 years, respectively.

**Cash awards**

The Company grants certain employees either long-term cash awards ("LTCAs") or cash performance units ("CPUs"). CPUs generally vest and pay out in cash on the third anniversary of the grant date based upon the achievement of threshold goals depending on actual performance against financial objectives over a three-year period. LTCAs generally vest and pay out in cash on the first, second and third anniversaries of the date of grant. As of December 31, 2024, there was approximately $14.3 million of unrecognized compensation expense related to cash awards.

**Preferred stock**

The Company has authorized 300,000 shares of preferred stock, par value $0.01 per share, issuable in one or more series designated by the Company's Board of Directors, none of which have been issued. There were no issuances of preferred stock during the year ended December 31, 2024.

**Stock repurchase program**

On February 1, 2022, the Company's Board of Directors authorized the repurchase of up to $100 million (the "Stock Repurchase Program") of the Company's Common Stock. Repurchases may be made from time to time through open market purchases or privately negotiated transactions, pursuant to one or more plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or by means of one or more tender offers, in each case, as permitted by securities laws and other legal requirements. The amount and timing of the purchases, if any, will depend on a number of factors, including, but not limited to, the price and availability of the Company's shares, trading volume, capital availability, Company performance and general economic and market conditions. The Stock Repurchase Program may be suspended or discontinued at any time. Further, future repurchases under our Stock Repurchase Program may be subject to various conditions under the terms of our various debt instruments and agreements, unless an exception is available or we obtain a waiver or similar relief.

During the year ended December 31, 2024, we did not repurchase any shares of Common Stock under the Stock Repurchase Program. As of December 31, 2024, the remaining authorized amount under the Stock Repurchase Program was approximately $96.9 million.

**Accumulated other comprehensive income (loss), net of tax**

The following tables summarize the components of, and the changes in, Accumulated other comprehensive income (loss), net of tax:

| In thousands | Pension and postretirement benefit plans | | Foreign currency translation | | Total | |
|---|---|---|---|---|---|---|
| Balance at December 31, 2021 | $ | 50,870 | $ | 9,128 | $ | 59,998 |
| Other comprehensive loss before reclassifications | | (136,352) | | (24,008) | | (160,360) |
| Amounts reclassified from accumulated other comprehensive loss[a][b][c] | | (869) | | — | | (869) |
| Current period other comprehensive loss | | (137,221) | | (24,008) | | (161,229) |
| Balance at December 31, 2022 | $ | (86,351) | $ | (14,880) | $ | (101,231) |
| Other comprehensive income before reclassifications | | 22,639 | | 13,683 | | 36,322 |
| Amounts reclassified from accumulated other comprehensive income[a][b] | | (632) | | — | | (632) |
| Current period other comprehensive income | | 22,007 | | 13,683 | | 35,690 |
| Balance at December 31, 2023 | $ | (64,344) | $ | (1,197) | $ | (65,541) |
| Other comprehensive income (loss) before reclassifications | | 8,981 | | (14) | | 8,967 |
| Amounts reclassified from accumulated other comprehensive income (loss)[a][b] | | 410 | | — | | 410 |
| Current period other comprehensive income (loss) | | 9,391 | | (14) | | 9,377 |
| Balance at December 31, 2024 | $ | (54,953) | $ | (1,211) | $ | (56,164) |

[a] Accumulated other comprehensive income (loss) component represents amortization of actuarial loss and is included in the computation of net periodic benefit cost. See Note 9 — Pensions and other postretirement benefit plans.

[b] Amounts reclassified from accumulated other comprehensive income (loss) are recorded net of income tax provision of $0.1 million for the year ended December 31, 2024, and net of income tax benefits of $0.2 million, and $0.3 million for the years ended December 31, 2023 and 2022, respectively.

[c] Amounts reclassified from accumulated other comprehensive income (loss) include a net pension settlement gain of $0.7 million ($0.5 million, net of tax) for the year ended December 31, 2022. See Note 9 — Pensions and other postretirement benefit plans.

**NOTE 13 — Commitments, contingencies and other matters**

**Legal proceedings**

The Company is and may become involved from time to time in legal proceedings in the ordinary course of its business, including, but not limited to, matters such as libel, invasion of privacy, intellectual property infringement, wrongful termination actions, complaints alleging employment discrimination, and regulatory investigations and inquiries. In addition, the Company is involved from time to time in governmental and administrative proceedings concerning employment, labor, environmental, and other claims. Insurance coverage mitigates potential loss for certain of these matters. Historically, such claims and proceedings have not had a material adverse effect on the Company's consolidated results of operations or financial position.

We are also defendants in judicial and administrative proceedings involving matters incidental to our business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, regulatory investigation or inquiry, in the opinion of management, the Company does not expect its current and any threatened legal proceedings to have a material adverse effect on the Company's business, financial position or consolidated results of operations. Given the inherent unpredictability of these types of proceedings, however, it is possible that future adverse outcomes could have a material effect on the Company's financial results.

On June 20, 2023, the Company filed a civil action against Google LLC and Alphabet Inc. (together, "Google") in the U.S. District Court in the Southern District of New York seeking injunctive relief and damages for the anticompetitive monopolization of advertising technology markets and for deceptive commercial practices. The Company's complaint details more than a dozen anticompetitive and deceptive acts that the Company believes demonstrate Google's unfair control and manipulation of all sides of each online advertising transaction. The Company intends to vigorously pursue this action. However, at this stage, the Company is unable to predict the outcome or impact on its business and financial results. The Company is accounting for this matter as a gain contingency, and will record any such gain in future periods, if and when the contingency is resolved, in accordance with ASC 450, "Contingencies." We do not expect pursuing this lawsuit to be a significant cost to us; however, the Company has and plans to continue to engage certain experts to participate in this matter. The cost of those experts will be expensed as incurred and is not expected to be material.

The Company was a defendant in a lawsuit titled Scott O. Sapulpa ("Plaintiff") v. Gannett Co., Inc. in the District Court in the State of Oklahoma. In February 2024, a jury found for the Plaintiff and awarded compensatory damages of $5 million and $20 million in punitive damages. While we cannot predict with certainty the ultimate outcome of this action, the Company filed an appeal of the case in March 2024. We are currently unable to estimate a range of reasonably possible loss; however, we believe that damages, if any, would be covered by the Company's insurance policies. As a result, we believe the outcome will not have a material impact on the Company's Consolidated financial statements.

**Other**

*Purchase obligations*

We have future expected purchase obligations, in the normal course of operations, of $166.5 million related to digital licenses and information technology services, professional services, interactive marketing agreements, and other legally binding commitments. Amounts which we are liable for under purchase orders outstanding at December 31, 2024, are reflected in the Consolidated balance sheets as Accounts payable and are excluded from the amounts referred to above.

*Self-insurance*

We are self-insured for most of our employee medical coverage and for our casualty, general liability, and libel coverage (subject to a cap above which third-party insurance is in place). The liabilities, which are reflected in Accounts payable and Other long-term liabilities in the Consolidated balance sheets, are established on an actuarial basis with the advice of consulting actuaries and totaled $39.0 million and $43.1 million as of December 31, 2024 and 2023, respectively.

**NOTE 14 — Segment reporting**

We define our reportable segments based on the way the CODM, which is our Chief Executive Officer, manages the operations for purposes of allocating resources and assessing segment performance. Our reportable segments include the following:

- Domestic Gannett Media is comprised of our portfolio of domestic local, regional, and national newspaper publishers. The results of this segment include Digital revenues mainly derived from digital advertising offerings such as digital marketing services delivered by our DMS segment, digital distribution of our publications and digital content syndication and affiliate and partnership revenues as well as classified advertisements and display advertisements run on our platforms as well as third-party sites, and Print and commercial revenues mainly derived from the sale of local, national, and classified print advertising products, the sale of both home delivery and single copies of our publications, as well as commercial printing and distribution arrangements, and revenues from our events business.

- Newsquest is comprised of our portfolio of newspaper publishers in the U.K.. The results of this segment include Digital revenues mainly derived from digital advertising offerings such as digital marketing services delivered by our DMS segment, digital distribution of our publications and digital content syndication revenues as well as classified advertisements and display advertisements run on our platforms and third-party sites, and Print and commercial revenues mainly derived from the sale of local, classified, and national advertising as well as niche publications, the sale of both home delivery and single copies of our publications, as well as commercial printing.

- Digital Marketing Solutions is comprised of our digital marketing services companies under the brand LocaliQ. The results of this segment include Digital revenues derived from digital marketing services generated through multiple services, including search advertising, display advertising, search optimization, social media, website development, web presence products, customer relationship management, and software-as-a-service solutions.

In addition to the reportable segments above, we have a Corporate and other category that includes activities not directly attributable to a specific reportable segment and includes broad corporate functions, including legal, human resources, accounting, analytics, finance, marketing and technology, as well as other general business costs.

In the ordinary course of business, our reportable segments enter into transactions with one another. While intersegment transactions are treated like third-party transactions to determine segment performance, the revenues and expenses recognized by the segment that is the counterparty to the transaction are eliminated in consolidation and do not affect consolidated results.

We regularly provide management reports to the CODM that include segment revenue and Adjusted EBITDA. Significant segment expenses regularly provided to the CODM, and included within Adjusted EBITDA include Payroll, Benefits, Newsprint & ink, Distribution, Outside services and Digital cost of goods sold.

The CODM uses Adjusted EBITDA to evaluate the performance of the segments and allocate resources. Adjusted EBITDA provides an assessment of controllable expenses and affords the CODM the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. Adjusted EBITDA is a non-GAAP financial performance measure we believe offers a useful view of the overall operation of our businesses and may be different than similarly-titled measures used by other companies. We define Adjusted EBITDA as Net income (loss) attributable to Gannett before (1) Income tax expense (benefit), (2) Interest expense, (3) Gains or losses on the early extinguishment of debt, (4) Non-operating pension income, (5) Loss on convertible notes derivative, (6) Depreciation and amortization, (7) Integration and reorganization costs, (8) Third-party debt expenses and acquisition costs, (9) Asset impairments, (10) Goodwill and intangible impairments, (11) Gains or losses on the sale or disposal of assets, (12) Share-based compensation, (13) Other non-operating (income) expense, net, and (14) Non-recurring items.

Management considers Adjusted EBITDA to be an important metric to evaluate and compare the ongoing operating performance of our segments on a consistent basis across reporting periods as it eliminates the effect of items that we do not believe are indicative of each segment's core operating performance.

| | Year ended December 31, 2024 | | | | |
|---|---|---|---|---|---|
| *In thousands* | **Domestic Gannett Media** | **Newsquest** | **Digital Marketing Solutions** | **Corporate and other** | **Total** |
| Revenue | $ 1,938,398 | $ 239,273 | $ 477,807 | $ 5,656 | $ 2,661,134 |
| Elimination of intersegment revenues | — | — | — | — | (151,819) |
| Total revenues | 1,938,398 | 239,273 | 477,807 | 5,656 | 2,509,315 |
| Payroll | 530,120 | 96,526 | 102,641 | 98,251 | 827,538 |
| Benefits | 96,329 | 4,075 | 12,752 | 12,831 | 125,987 |
| Newsprint and ink | 67,833 | 10,187 | — | — | 78,020 |
| Distribution | 276,069 | 12,755 | — | — | 288,824 |
| Outside services | 176,643 | 10,396 | 10,543 | 141,685 | 339,267 |
| Digital cost of goods sold | 176,959 | 9,175 | 295,548 | 2,052 | 483,734 |
| Other[a] | 412,024 | 42,750 | 12,645 | (222,844) | 244,575 |
| Elimination of intersegment expenses | — | — | — | — | (151,819) |
| Adjusted EBITDA | 202,421 | 53,409 | 43,678 | (26,319) | 273,189 |
| Net loss attributable to noncontrolling interests | | | | | 33 |
| Interest expense | | | | | 104,697 |
| Gain on early extinguishment of debt | | | | | (55,559) |
| Non-operating pension income | | | | | (12,438) |
| Depreciation and amortization | | | | | 156,287 |
| Integration and reorganization costs[b] | | | | | 66,155 |
| Third-party debt expenses and acquisition costs[c] | | | | | 10,932 |
| Asset impairments | | | | | 46,589 |
| Loss on sale or disposal of assets, net | | | | | 1,106 |
| Share-based compensation expense | | | | | 12,522 |
| Other non-operating income, net | | | | | (1,317) |
| Non-recurring items | | | | | 21,855 |
| **Loss before income taxes** | | | | | **(77,673)** |
| Benefit for income taxes | | | | | (51,286) |
| **Net loss** | | | | | **(26,387)** |
| Net loss attributable to noncontrolling interests | | | | | (33) |
| **Net loss attributable to Gannett** | | | | | $ **(26,354)** |

[a] Other expenses include corporate allocations of shared costs and Equity loss (income) in unconsolidated investees, net, which are not separately provided to the CODM. Corporate allocations include, but are not limited to legal, human resources, accounting, analytics, finance, marketing and technology, as well as other general business costs.

[b] Integration and reorganization costs mainly reflect severance-related expenses and other reorganization-related costs, designed primarily to right-size the Company's employee base, consolidate facilities and improve operations.

[c] Third-party debt expenses and acquisition costs are included in Other operating expenses on the Consolidated statements of operations and comprehensive income (loss).

| | Year ended December 31, 2023 | | | | |
| In thousands | Domestic Gannett Media | Newsquest | Digital Marketing Solutions | Corporate and other | Total |
|---|---|---|---|---|---|
| Revenue | $ 2,095,853 | $ 233,980 | $ 477,909 | $ 6,268 | $ 2,814,010 |
| Elimination of intersegment revenues | — | — | — | — | (150,460) |
| Total revenues | 2,095,853 | 233,980 | 477,909 | 6,268 | 2,663,550 |
| Payroll | 548,253 | 93,492 | 99,942 | 101,925 | 843,612 |
| Benefits | 100,434 | 4,002 | 11,852 | 15,296 | 131,584 |
| Newsprint and ink | 99,760 | 13,351 | — | — | 113,111 |
| Distribution | 323,749 | 13,325 | 2 | 2 | 337,078 |
| Outside services | 195,937 | 10,046 | 8,319 | 137,380 | 351,682 |
| Digital cost of goods sold | 180,876 | 9,876 | 289,878 | 1,950 | 482,580 |
| Other[a] | 452,203 | 39,760 | 14,693 | (219,976) | 286,680 |
| Elimination of intersegment expenses | — | — | — | — | (150,460) |
| Adjusted EBITDA | 194,641 | 50,128 | 53,223 | (30,309) | 267,683 |
| Net loss attributable to noncontrolling interests | | | | | 103 |
| Interest expense | | | | | 111,776 |
| Gain on early extinguishment of debt | | | | | (4,529) |
| Non-operating pension income | | | | | (9,382) |
| Depreciation and amortization | | | | | 162,622 |
| Integration and reorganization costs[b] | | | | | 24,468 |
| Third-party debt expenses and acquisition costs[c] | | | | | 1,550 |
| Asset impairments | | | | | 1,370 |
| Gain on sale or disposal of assets, net | | | | | (40,101) |
| Share-based compensation expense | | | | | 16,567 |
| Other non-operating income, net | | | | | (3,050) |
| Non-recurring items | | | | | 12,454 |
| **Loss before income taxes** | | | | | **(6,165)** |
| Provision for income taxes | | | | | 21,729 |
| **Net loss** | | | | | **(27,894)** |
| Net loss attributable to noncontrolling interests | | | | | (103) |
| **Net loss attributable to Gannett** | | | | | $ **(27,791)** |

[a] Other expenses include corporate allocations of shared costs and Equity loss (income) in unconsolidated investees, net, which are not separately provided to the CODM. Corporate allocations include, but are not limited to legal, human resources, accounting, analytics, finance, marketing and technology, as well as other general business costs.

[b] Integration and reorganization costs mainly reflect severance-related expenses and other reorganization-related costs, designed primarily to right-size the Company's employee base, consolidate facilities and improve operations.

[c] Third-party debt expenses and acquisition costs are included in Other operating expenses on the Consolidated statements of operations and comprehensive income (loss).

| | Year ended December 31, 2022 | | | | |
|---|---|---|---|---|---|
| In thousands | Domestic Gannett Media | Newsquest | Digital Marketing Solutions | Corporate and other | Total |
| Revenue | $ 2,379,806 | $ 234,630 | $ 468,883 | $ 5,440 | $ 3,088,759 |
| Elimination of intersegment revenues | — | — | — | — | (143,456) |
| Total revenues | 2,379,806 | 234,630 | 468,883 | 5,440 | 2,945,303 |
| Payroll | 641,747 | 96,853 | 93,802 | 125,478 | 957,880 |
| Benefits | 135,882 | 4,887 | 13,698 | 21,358 | 175,825 |
| Newsprint and ink | 129,077 | 15,039 | — | — | 144,116 |
| Distribution | 370,594 | 14,697 | — | 9 | 385,300 |
| Outside services | 223,365 | 11,061 | 10,016 | 134,271 | 378,713 |
| Digital cost of goods sold | 176,986 | 9,658 | 278,573 | 136 | 465,353 |
| Other[a] | 494,507 | 42,408 | 15,214 | (227,840) | 324,289 |
| Elimination of intersegment expenses | — | — | — | — | (143,456) |
| Adjusted EBITDA | 207,648 | 40,027 | 57,580 | (47,972) | 257,283 |
| Net loss attributable to noncontrolling interests | | | | | 253 |
| Interest expense | | | | | 108,366 |
| Gain on early extinguishment of debt | | | | | (399) |
| Non-operating pension income | | | | | (58,953) |
| Depreciation and amortization | | | | | 182,022 |
| Integration and reorganization costs[b] | | | | | 87,974 |
| Third-party debt expenses and acquisition costs[c] | | | | | 1,892 |
| Asset impairments | | | | | 1,056 |
| Gain on sale or disposal of assets, net | | | | | (6,883) |
| Share-based compensation expense | | | | | 16,751 |
| Other non-operating income, net | | | | | (2,286) |
| Non-recurring items | | | | | 4,396 |
| **Loss before income taxes** | | | | | **(76,906)** |
| Provision for income taxes | | | | | 1,349 |
| **Net loss** | | | | | **(78,255)** |
| Net loss attributable to noncontrolling interests | | | | | (253) |
| **Net loss attributable to Gannett** | | | | | $ **(78,002)** |

[a] Other expenses include corporate allocations of shared costs and Equity loss (income) in unconsolidated investees, net, which are not separately provided to the CODM. Corporate allocations include, but are not limited to legal, human resources, accounting, analytics, finance, marketing and technology, as well as other general business costs.

[b] Integration and reorganization costs mainly reflect severance-related expenses and other reorganization-related costs, designed primarily to right-size the Company's employee base, consolidate facilities and improve operations.

[c] Third-party debt expenses and acquisition costs are included in Other operating expenses on the Consolidated statements of operations and comprehensive income (loss).

Asset and asset related information by segment are not key measures of performance used by the CODM function. Accordingly, we have not disclosed asset and asset related information by segment. Additionally, equity income in unconsolidated investees, net, interest expense, other non-operating items, net, and provision for income taxes, as reported in the Consolidated financial statements, are not part of operating income and are primarily recorded at the corporate level.

**NOTE 15 — Subsequent events**

On February 19, 2025, the Company announced an agreement to sell the Austin American-Statesman to Hearst Corporation. The transaction is subject to customary closing adjustments and conditions, including regulatory approvals, and is expected to close in the first quarter of 2025. The Company is in process of calculating the amount of gain on sale associated with this future sale transaction.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

**Disclosure Controls and Procedures**

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and our principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that information required to be disclosed by the Company is accumulated and communicated to the Company's management to allow timely decisions regarding the required disclosure.

**Management's Report on Internal Control Over Financial Reporting**

Management's report on internal control over financial reporting and the attestation report of our independent registered public accounting firm on our internal control over financial reporting are set forth in Item 8 of this Annual Report on Form 10-K and are incorporated by reference herein.

**Changes in Internal Control Over Financial Reporting**

There has been no change in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Company's fourth quarter of the fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the fiscal quarter ended December 31, 2024, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

**PART III**

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information under the subheading "Information Concerning our Director Nominees" under the heading "Proposal No. 1 Election of Directors," the information captioned "Named Executive Officers" under the subheading "Compensation Discussion and Analysis" under the heading "Compensation," and the information captioned "Statement on Corporate Governance", "Board and Committee Meetings", "Audit Committee", and "Nominating and Corporate Governance Committee" under the heading "Corporate Governance" in our 2025 proxy statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information under the subheadings "Compensation Discussion and Analysis", "Compensation Tables", "Compensation of Directors", "Compensation Committee Report", and "CEO Pay Ratio" under the heading "Compensation" in our 2025 proxy statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the subheading "Equity Compensation Plan Information" under the heading "Compensation" and the information under the heading "Common Stock Ownership of Certain Beneficial Owners and Management" in our 2025 proxy statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the subheading "Determination of Director and Director Nominee Independence" under the heading "Corporate Governance" and the information under the heading "Related Persons Transactions" in our 2025 proxy statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the heading "Proposal No. 2 Ratification of the Appointment of Grant Thornton LLP as our Independent Registered Public Accounting Firm" in our 2025 proxy statement is incorporated herein by reference.

**PART IV**

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements, Financial Statement Schedules and Exhibits.

    (1) Financial Statements.

        As listed in the Index to Financial Statements and Supplementary Data on page 74.

    (2) Financial Statement Schedules.

        All schedules are omitted as the required information is not applicable or the information is presented in the Consolidated financial statements or related notes.

    (3) Exhibits.

| Exhibit Number | Exhibit | Location |
|---|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of the Company. | Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed August 2, 2018. |
| 3.2 | Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company. | Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed November 20, 2019. |
| 3.3 | Certificate of Designation of Series A Junior Participating Preferred Stock of Gannett Co., Inc. | Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed April 7, 2020. |
| 3.4 | Certificate of Elimination of the Series A Junior Participating Preferred Stock of Gannett Co., Inc. | Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed May 8, 2023. |
| 3.5 | Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company, dated June 3, 2024. | Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed June 4, 2024. |
| 3.6 | Amended and Restated Bylaws of the Company. | Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed November 20, 2019. |
| 4.1 | Indenture with respect to 6.000% Convertible Senior Secured Notes due 2027, dated as of November 17, 2020, by and between Gannett Co., Inc., the Subsidiary Guarantors from time to time party thereto and U.S. Bank National Association, as a Trustee. | Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed November 18, 2020. |
| 4.2 | First Supplemental Indenture, dated as of December 21, 2020, by and between Gannett Co., Inc., the Subsidiary Guarantors from time to time party thereto and U.S. Bank National Association, as trustee. | Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed December 22, 2020. |
| 4.3 | Second Supplemental Indenture, dated as of February 9, 2021, by and between Gannett Co., Inc., the Subsidiary Guarantors from time to time party thereto and U.S. Bank National Associations, as trustee. | Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed February 12, 2021. |
| 4.4 | Fourth Supplemental Indenture, dated as of January 31, 2022, by and among Gannett Co., Inc., the Subsidiary Guarantors from time to time party thereto and U.S. Bank National Association, as trustee. | Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed February 4, 2022. |
| 4.5 | Fifth Supplemental Indenture, dated as of October 15, 2024, among Gannett Co., Inc., the Subsidiary Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee. | Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed October 16, 2024. |
| 4.6 | Indenture with respect to 6.000% Convertible Senior Secured Notes due 2031, dated as of October 15, 2024, among Gannett Co., Inc., the Subsidiary Guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee. | Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed October 16, 2024. |

| 4.7 | Registration Rights Agreement, dated as of October 15, 2024, by and among Gannett Co., Inc. and the other Persons signatory thereto. | Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K, filed October 16, 2024. |
|---|---|---|
| 4.8 | Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended. | Filed herewith. |
| 10.1 | Registration Rights Agreement, dated as of November 19, 2019, by and among Gannett Co., Inc., FIG LLC and such other persons from time to time party thereto. | Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed November 20, 2019. |
| 10.2 | Amendment No. 1 to Registration Rights Agreement, dated as of November 17, 2020, by and among Gannett Co., Inc. and FIG LLC. | Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed November 18, 2020. |
| 10.3 | Amended and Restated Management and Advisory Agreement, dated August 5, 2019, between New Media Investment Group Inc. and FIG LLC. | Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed August 6, 2019. |
| 10.4 | Termination Agreement, dated as of December 21, 2020, by and between Gannett Co., Inc. and FIG LLC. | Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 22, 2020. |
| 10.5 | Gannett Co., Inc. 2024 Annual Bonus Plan.*† | Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed May 2, 2024. |
| 10.6 | Gannett Co., Inc. 2023 Stock Incentive Plan.* | Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-272656), filed June 15, 2023. |
| 10.7 | Form of Gannett Co., Inc. Director Restricted Stock Award Agreement (2023 Stock Incentive Plan)* | Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed November 2, 2023. |
| 10.8 | Form of Gannett Co., Inc. Employee Restricted Stock Unit Grant Agreement (2023 Stock Incentive Plan)* | Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed October 31, 2024. |
| 10.9 | Form of Gannett Co., Inc. Employee Cash Performance Unit Award Agreement* | Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed October 31, 2024. |
| 10.10 | 2020 Omnibus Incentive Compensation Plan, adopted as of February 26, 2020.* | Incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K, filed March 2, 2020. |
| 10.11 | Amendment No. 1 to 2020 Omnibus Incentive Compensation Plan.* | Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed December 28, 2020. |
| 10.12 | Form of Nonqualified Stock Option Agreement between New Media Investment Group Inc. and Fortress Operating Entity I LP.* | Incorporated by reference to Exhibit 10.38 of the Company's Annual Report on Form 10-K, filed March 19, 2014. |
| 10.13 | Form of Nonqualified Stock Option Agreement between New Media Investment Group Inc. and Fortress Operating Entity I LP. | Attached as Exhibit A to the Amended and Restated Management and Advisory Agreement filed as Exhibit 10.10 hereto. |
| 10.14 | Gannett Co., Inc. Form of Employee Restricted Stock Grant Agreement (2020 Omnibus Incentive Compensation Plan, as amended).* | Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed February 26, 2021. |
| 10.15 | Form of Gannett Co., Inc. Employee Performance Restricted Stock Unit Grant Agreement (2020 Omnibus Incentive Compensation Plan, as amended).* | Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed May 5, 2022. |
| 10.16 | Form of Gannett Co., Inc. Employee Cash Performance Unit Award Agreement (2020 Omnibus Incentive Compensation Plan, as amended).* | Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed May 4, 2023. |
| 10.17 | Form of Gannett Co., Inc. Employee Restricted Stock Grant Agreement (2020 Omnibus Incentive Compensation Plan, as amended).* | Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed May 4, 2023. |

| | | |
|---|---|---|
| 10.18 | 2015 Change in Control Severance Plan, as amended and restated as of December 23, 2020.* | Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed December 28, 2020. |
| 10.19 | Key Employee Severance Plan, as amended and restated as of December 23, 2020.* | Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 28, 2020. |
| 10.20 | Form of Indemnification Agreement.* | Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed May 2, 2024. |
| 10.21 | Offer Letter Agreement, dated March 25, 2020, by and between Gannett Co., Inc. and Douglas E. Horne.* | Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed April 6, 2020. |
| 10.22 | Offer Letter Agreement, dated December 21, 2020, by and between Gannett Co., Inc. and Michael E. Reed.* | Incorporated by reference to Exhibit 10.50 to the Company's Annual Report on Form 10-K, filed February 26, 2021. |
| 10.23 | Investor Agreement, dated as of November 17, 2020, by and among Gannett Co., Inc., the other Persons signatory thereto and such other Persons, if any, that from time to time become party thereto as Holders. | Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed November 18, 2020. |
| 10.24 | Amendment and Restatement Agreement dated as of October 15, 2024, among Gannett Co., Inc., Gannett Holdings LLC, the other Guarantors party thereto, the Lenders party thereto, Citibank, N.A., as the existing administrative agent and collateral agent, and Apollo Administrative Agency, LLC, as administrative agent and collateral agent. | Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed October 16, 2024. |
| 16.1 | Letter from Ernst & Young LLP to the Securities and Exchange Commission dated March 13, 2023. | Incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K, filed March 13, 2023. |
| 19.1 | Gannett Co., Inc. Policy on Insider Trading, revised July 1, 2024. | Filed herewith. |
| 21.1 | List of subsidiaries. | Filed herewith. |
| 23.1 | Consent of Ernst & Young LLP. | Filed herewith. |
| 23.2 | Consent of Grant Thornton LLP. | Filed herewith. |
| 31.1 | Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934. | Filed herewith. |
| 31.2 | Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934. | Filed herewith. |
| 32.1 | Section 1350 Certification of Principal Executive Officer. | Furnished herewith. |
| 32.2 | Section 1350 Certification of Principal Financial Officer. | Furnished herewith. |
| 97.1 | Gannett Co., Inc. Policy for the Recovery of Erroneously Awarded Compensation.* | Incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K, filed February 22, 2024. |
| 101 | The following financial information from Gannett Co., Inc. Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL includes: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Income (Loss); (iii) Consolidated Statements of Cash Flows; (iv) Consolidated Statements of Equity; and (v) the Notes to Consolidated Financial Statements. | Filed herewith. |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). | Filed herewith. |

\*      Management contract or compensatory plan or arrangement.

†      Portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K.

We agree to furnish to the Commission, upon request, a copy of each agreement with respect to long-term debt not filed herewith in reliance upon the exemption from filing applicable to any series of debt which does not exceed 10% of our total consolidated assets.

ITEM 16. FORM 10-K SUMMARY

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 20, 2025    GANNETT CO., INC. (Registrant)

By:   /s/ Douglas E. Horne
        Douglas E. Horne
        Chief Financial Officer
        (principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

| | |
|---|---|
| Dated: February 20, 2025 | /s/ Maha Al-Emam |
| | Maha Al-Emam, Director |
| Dated: February 20, 2025 | /s/ Theodore Janulis |
| | Theodore Janulis, Director |
| Dated: February 20, 2025 | /s/ John Jeffry Louis |
| | John Jeffry Louis, Director |
| Dated: February 20, 2025 | /s/ Michael E. Reed |
| | Michael E. Reed |
| | Director, Chairman |

Dated: February 20, 2025    /s/ Michael E. Reed
        Michael E. Reed
        Chief Executive Officer and President (principal executive officer)

Dated: February 20, 2025    /s/ Amy Reinhard
        Amy Reinhard, Director

Dated: February 20, 2025    /s/ Douglas E. Horne
        Douglas E. Horne
        Chief Financial Officer (principal financial officer)

Dated: February 20, 2025    /s/ Debra Sandler
        Debra Sandler, Director

Dated: February 20, 2025    /s/ Kevin Sheehan
        Kevin Sheehan, Director

Dated: February 20, 2025    /s/ Cindy Gallagher
        Cindy Gallagher
        Chief Accounting Officer (principal accounting officer)

Dated: February 20, 2025    /s/ Laurence Tarica
        Laurence Tarica, Director

Dated: February 20, 2025    /s/ Barbara Wall
        Barbara Wall, Director

# Performance Graph

The following graph compares the cumulative total return for our common stock (stock price plus reinvested dividends, if any) with the comparable return of the S&P 600, the Russell 2000, and the S&P 1500 Publishing & Printing Index. The graph assumes an investment of $100 in Gannett's common stock and in each of the indices on December 31, 2019, and that all dividends, if any, were reinvested. The past performance of Gannett's common stock is not an indication of future performance.


Gannett Co., Inc.
Total Return Performance
Gannett Co., Inc.
Russell 2000 Index
S&P 600 Index
S&P 1500 Publishing & Printing Index
Index Value ($)
250
200
150
100
50
0
12/31/19
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24

| | *Period Ending* | | | | | |
|---|---|---|---|---|---|---|
| ***Index*** | **12/31/19** | **12/31/20** | **12/31/21** | **12/31/22** | **12/31/23** | **12/31/24** |
| Gannett Co., Inc. | 100.00 | 52.66 | 83.54 | 31.82 | 36.05 | 79.31 |
| Russell 2000 Index | 100.00 | 119.96 | 137.74 | 109.59 | 128.14 | 142.93 |
| S&P 600 Index | 100.00 | 111.29 | 141.13 | 118.41 | 137.42 | 149.37 |
| S&P 1500 Publishing & Printing Index | 100.00 | 120.71 | 149.49 | 113.62 | 152.01 | 169.08 |

Source: S&P Global Market Intelligence
©2025

## Board of Directors

Michael E. Reed – Chairman, Chief Executive Officer and President, Gannett Co., Inc.
Kevin M. Sheehan – Lead Director[a],[b],[e] – Chairman and Interim Chief Executive Officer, Dave & Buster's Entertainment, Inc.
Maha Al-Emam[a],[d] – Former Advisor, Warner Bros. Discovery Global Brand Franchise
Theodore P. Janulis[a],[b],[c] – Founder and Principal, Investable Oceans
John Jeffry Louis III[b],[c],[e] – Co-Founder and Former Chairman, Parson Capital Corporation
Amy Reinhard[c],[d] – President of Advertising, Netflix, Inc.
Debra A. Sandler[b],[c],[d] – President and Chief Executive Officer, La Grenade Group, LLC
Laurence Tarica[a],[c],[d],[e] – Former President and Chief Operating Officer, Jimlar Corporation
Barbara W. Wall[c],[d] – Former Chief Legal Officer, Gannett Media Corp.

Key:
[a] Member of Audit Committee
[b] Member of Compensation Committee
[c] Member of Nominating and Corporate Governance Committee
[d] Member of Transformation Committee
[e] Member of the Share Repurchase Committee

## Corporate Officers

Michael E. Reed – Chief Executive Officer and President
Trisha Gosser – Chief Financial Officer

## Corporate Headquarters

Gannett Co., Inc.
1675 Broadway, 23rd Floor
New York, NY 10019
Tel: 703-854-6000
www.gannett.com

## Independent Registered Public Accounting Firm

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

## Shareholder Services, Transfer Agent & Registrar

Equiniti Trust Company, LLC
55 Challenger Road, 2nd Floor
Ridgefield Park, NJ 07660
Tel: 800-937-5449

## Stock Exchange Listing

Gannett Co., Inc. is listed on the New York Stock Exchange (NYSE:GCI)

## Investor Information Services

Gannett Co., Inc.
1675 Broadway, 23rd Floor
New York, NY 10019
Tel: 703-854-3000
Email: investors@gannett.com

## Corporate Information

We invite you to learn more about Gannett's business at investors.gannett.com. Our investor relations site includes an electronic version of this report, investor presentations, earnings conference calls, press releases, SEC filings, Company history, and information about the Company's governance and Board of Directors.

# GANNETT

Gannett Co., Inc.
1675 Broadway, 23rd Floor
New York, NY 10019
703-854-3000

gannett.com